                                 FORM 18-K/A

           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ______________________

                               AMENDMENT NO. 1 TO
                                 ANNUAL REPORT
                                       of
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                              ___________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

     ________________________________________________________________________________

     Title of Issue           Amounts as to which                 Names of exchanges
                              registration is effective           on which registered
     ________________________________________________________________________________

     N/A                      N/A                                 N/A
     ________________________________________________________________________________

              Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   _________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                 PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (e)    2007 Ontario Economic Outlook and Fiscal Review

                                      SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

December 13, 2007                   By:    /s/ Irene Stich
                                    ___________________________________________

                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                              Exhibit Index

Exhibit (e):     2007 Ontario Economic Outlook and Fiscal Review

                                                              EXHIBIT (e)

[THE ONTARIO COAT OF ARMS]

                2007 Ontario Economic Outlook and Fiscal Review

The Honourable Dwight Duncan                                   Background Papers
Minister of Finance

General inquiries regarding the 2007 Ontario Economic Outlook and Fiscal Review,
Background Papers should be directed to:

Ministry of Finance
95 Grosvenor Street, Queen's Park
Frost Building North, 3rd Floor
Toronto, Ontario  M7A 1Z1

or call:

Ministry of Finance Information Centre
Toll-free English & French inquiries:      1-800-337-7222
Teletypewriter (TTY):                      1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

Printed copies are available from:
Service Ontario Publications
777 Bay Street, Market Level
Toronto, Ontario  M5G 2C8
Telephone:            (416) 326-5300
Toll-free:            1-800-668-9938
TTY Toll-free:        1-800-268-7095
Website:              www.publications.serviceontario.ca

©Queen's Printer for Ontario, 2007
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l'Ontario de 2007, Documents d'information

================================================================================
TABLE OF CONTENTS
================================================================================

FOREWORD

ANNEX I: A STRONGER ONTARIO

INTRODUCTION

INVESTMENTS FOR A STRONGER ONTARIO
    1. Enhancing Competitiveness Through Immediate Tax Reductions
         Investing in Tourism and Film
         Encouraging Innovation
    2. Investing in People and Communities
         Helping Workers and Communities Adjust to Competitive Challenges
         Ontario's Skilled and Highly Educated Workforce: A Key Advantage
    3. Investing in Infrastructure

FEDERAL GOVERNMENT HAS A ROLE TO PLAY
    Supporting Business Investment in Ontario
    Supporting Ontario's Workers
    Supporting Municipal Investment in Infrastructure and Public Transit
    Fulfilling Ontario's Fair Share

ANNEX II: ENHANCING ONTARIO'S TAX COMPETITIVENESS

ENHANCING ONTARIO'S BUSINESS TAX COMPETITIVENESS
    New Measures to Further Reduce and Eliminate Capital Tax
    Expanding Eligibility for the Small Business Corporate Income Tax Rate
    Labour-Sponsored Investment Funds (LSIFs)
    Enhancing Tax Support for Ontario's Film and Television Industry Land
    Transfer Tax (LTT) Refund for All First-Time Homebuyers

ANNEX III: ECONOMIC AND FISCAL OUTLOOK

SECTION A: INTRODUCTION
INTRODUCTION

SECTION B: ECONOMIC OUTLOOK
OUTLOOK FOR STRENGTHENING ONTARIO ECONOMIC GROWTH
    Private-Sector Forecasts
    Ontario's Resilience in the Face of Global Economic Challenges
    Comparison to the 2007 Ontario Budget

CHALLENGING EXTERNAL ECONOMIC ENVIRONMENT
    U.S. Sub-Prime Mortgage Defaults Challenge Financial Market Liquidity
    Interest Rates to Trend Modestly Higher
    United States Set to Overcome Setbacks
    Oil Prices Are Expected to Remain High
    Stronger Canadian Dollar Challenges Business
    High Dollar Will Challenge Ontario's Trade Performance
    Inflation Will Remain Stable

CONTINUED STRONG AND RESILIENT DOMESTIC ECONOMY
    Strong Investment Spending to Continue
    More Jobs Will Be Created
    Incomes Will Continue to Grow
    Employment and Income Gains Will Fuel Household Spending
    Housing Market Remains Healthy
    Details of the Ontario Economic Outlook

SECTION C: ONTARIO'S FISCAL PLAN
    ONTARIO'S FISCAL PLAN
    Key Elements of Ontario's Medium-Term Fiscal Plan
    2007-08 Fiscal Outlook
    Medium-Term Fiscal Outlook
    Fiscal Prudence
    Risks and the Fiscal Outlook
    Maintaining a Prudent Debt-to-GDP Ratio

SECTION D: ONTARIO'S REVENUE OUTLOOK
ONTARIO'S REVENUE OUTLOOK
    Inherent Uncertainty in Forecasting Revenues
    Sources of 2007-08 Revenue Change Since 2007 Ontario Budget
    Medium-Term Revenue Changes Since 2007 Ontario Budget
    Sources of Medium-Term Revenue Change Since 2007 Ontario Budget
    Potential Risks to Provincial Revenue

SECTION E: ONTARIO'S EXPENSE OUTLOOK
    2007-08 In-Year Expense Changes
        Investing in Infrastructure and Transportation
        Agriculture Sector Support
        Education Investments
        Initiatives to Enhance Competitiveness
        Investing in People and Communities
        Health Sector Investments
        Children's and Social Services Investments
        Justice Sector Investments
        Northern and Rural Investments
        Other Investments
    Medium-Term Expense Outlook
    Expense Risks and Sensitivities
    Contingent Liabilities
        Ontario Nuclear Funds Agreement
        Obligations Guaranteed by the Province
        Social Housing — Loan Insurance Agreements
        Claims Against the Crown
        Canadian Blood Services

SECTION F: DETAILS ON ONTARIO'S FINANCES
DETAILS ON ONTARIO'S FINANCES

ANNEX IV: BORROWING AND DEBT MANAGEMENT

LONG-TERM PUBLIC BORROWING
    Debt
    Total Debt Composition
    Debt Management
    Debt Maturities
    Cost of Debt
    Net Debt-to-GDP

GLOSSARY OF FINANCIAL TERMS USED IN ANNEX IV

ANNEX V: TRANSPARENCY IN TAXATION

TRANSPARENCY IN TAXATION
    Structure of the Report
    Scope
    Method
    Personal Income Tax
    Personal Income Tax — Description of Tax Provisions
        Ontario Non-Refundable Tax Credits
        Other Ontario Tax Credits
        Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
    Corporate Tax
    Corporate Tax — Description of Tax Provisions
        Corporate Income Tax
        Ontario Refundable Tax Credits
        Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
    Sales and Commodity Tax
    Sales and Commodity Tax — Description of Tax Provisions
        Gasoline Tax
        Retail Sales Tax
    Education Property Tax
    Employer Health Tax
    Estate Administration Tax
    Gross Revenue Charge

ANNEX VI: ECONOMIC DATA TABLES

ECONOMIC DATA TABLES

ANNEX VII: HOW TO PARTICIPATE IN THE 2008 PRE-BUDGET CONSULTATIONS

HOW TO PARTICIPATE IN THE 2008 PRE-BUDGET CONSULTATIONS

LIST OF TABLES

ANNEX II: ENHANCING ONTARIO'S TAX COMPETITIVENESS

    Table 1: Ontario's Accelerated Capital Tax Elimination Plan with Proposed New Initiatives
    Table 2: Fiscal Impact Summary of Proposed Tax Measures

ANNEX III: ECONOMIC AND FISCAL OUTLOOK

SECTION B: ONTARIO'S ECONOMIC OUTLOOK
    Table 1: Ontario Economic Outlook
    Table 2: Private-Sector Forecasts for Ontario Real GDP Growth
    Table 3: Impacts of Changes in Key Assumptions on Ontario Real GDP Growth
    Table 4: Key External Factors Affecting Ontario's Economy
    Table 5: The Ontario Economy in 2007
    Table 6: Canadian Interest Rate Outlook
    Table 7: The Ontario Economy, 2005 to 2010

SECTION C: ONTARIO'S FISCAL PLAN
    Table 8: 2007-08 Fiscal Outlook -- In-Year Change
    Table 9: Medium-Term Fiscal Plan and Outlook

SECTION D: ONTARIO'S REVENUE OUTLOOK
    Table 10: Summary of 2007-08 In-Year Revenue Change Since 2007 Ontario Budget
    Table 11: Summary of Medium-Term Outlook
    Table 12: Summary of Medium-Term Personal Income Tax Outlook
    Table 13: Summary of Medium-Term Corporations Tax Outlook
    Table 14: Summary of Medium-Term Revenue Change Since Budget
    Table 15: Selected Economic and Revenue Risks and Sensitivities

SECTION E: ONTARIO'S EXPENSE OUTLOOK
    Table 16: Summary of In-Year Expense Changes Since Budget
    Table 17: Selected Expense Risks and Sensitivities
    Table 18: Selected Compensation Costs

SECTION F: DETAILS ON ONTARIO'S FINANCES
    Table 19: Medium-Term Fiscal Plan and Outlook
    Table 20: 2007-08 Fiscal Outlook — In-Year Change
    Table 21: Revenue
    Table 22: Total Expense
    Table 23: 2007-08 Infrastructure Expenditures
    Table 24: Ten-Year Review of Selected Financial and Economic Statistics

ANNEX IV: BORROWING AND DEBT MANAGEMENT

    Table 1: 2007-08 Borrowing Program
    Table 2: Medium-Term Borrowing Outlook

ANNEX V: TRANSPARENCY IN TAXATION

    Table 1: Personal Income Tax
    Table 2: Amounts on Which Indexed Non-Refundable Tax Credits Are Based
    Table 3: Corporate Tax
    Table 4: Sales and Commodity Tax
    Table 5: Education Property Tax
    Table 6: Employer Health Tax (EHT)
    Table 7: Estate Administration Tax
    Table 8: Gross Revenue Charge (GRC)

ANNEX VI: ECONOMIC DATA TABLES

    Table 1: Ontario, Gross Domestic Product, 1993-2006
    Table 2: Ontario, Growth in Gross Domestic Product, 1993-2006
    Table 3: Ontario, Selected Economic Indicators, 1993-2006
    Table 4: Ontario, Selected Economic Indicators, Annual Change, 1993-2006
    Table 5: Ontario, Real Gross Domestic Product by Industry at Basic Prices, 2003-2006
    Table 6: Ontario, Growth in Real Gross Domestic Product by Industry at Basic Prices, 2003-2006
    Table 7: Ontario, Real Gross Domestic Product at Basic Prices in Selected Manufacturing Industries, 2003-2006
    Table 8: Ontario, Growth in Real Gross Domestic Product at Basic Prices in Selected Manufacturing Industries, 2003-2006
    Table 9: Ontario, Housing Market Indicators, 2003-2006
    Table 10: Selected Financial Indicators, 1993-2006
    Table 11: Ontario and the G7, Real Gross Domestic Product Growth, 1993-2006
    Table 12: Ontario and the G7, Employment Growth, 1993-2006
    Table 13: Ontario and the G7, Unemployment Rates, 1993-2006
    Table 14: Ontario and the G7, CPI Inflation Rates, 1993-2006
    Table 15: G7, Exchange Rates, 1993-2006
    Table 16: Ontario, International Merchandise Exports by Major Commodity, 2006
    Table 17: Ontario, International Merchandise Imports by Major Commodity, 2006
    Table 18: Ontario, International Merchandise Trade by Major Region, 2006
    Table 19: Canada, International Merchandise Trade by Major Region, 2006
    Table 20: Ontario, Selected Demographic Characteristics, 1991-2007
    Table 21: Ontario, Components of Population Growth, 1997-98 to 2006-07
    Table 22: Ontario, Labour Force, 1993-2006
    Table 23: Ontario, Employment, 1993-2006
    Table 24: Ontario, Unemployment, 1993-2006
    Table 25: Ontario, Employment Insurance (EI) and Social Assistance, 1993-2006
    Table 26: Ontario, Labour Compensation, 1993-2006
    Table 27: Ontario, Employment by Occupation, 1995-2006
    Table 28: Ontario, Distribution of Employment by Occupation, 1995-2006
    Table 29: Ontario, Employment by Industry, 1997-2006
    Table 30: Ontario, Growth in Employment by Industry, 1997-2006
    Table 31: Ontario, Employment Level by Economic Regions, 1996-2006
    Table 32: Ontario, Employment Level by Industry for Economic Regions, 2006
    Table 33: Ontario Economic Regions

LIST OF CHARTS

ANNEX I: A STRONGER ONTARIO

    Chart 1: Ontario's Combined CIT Rates Are Falling
    Chart 2: Structure of Ontario's Economy, 2006
    Chart 3: EI Funding Per Unemployed Person in Ontario and the Rest of Canada, 2006

ANNEX II: ENHANCING ONTARIO'S TAX COMPETITIVENESS

    Chart 1: Eliminating Capital Tax for Manufacturing and Resource Activities

ANNEX III: ONTARIO'S ECONOMIC AND FISCAL OUTLOOK

SECTION B: ONTARIO'S ECONOMIC OUTLOOK
    Chart 1: Private-Sector Forecasts
    Chart 2: U.S. Sub-Prime Fallout
    Chart 3: 10-Year Government of Canada Bond Rate
    Chart 4: U.S. Real GDP Growth
    Chart 5: Crude Oil Prices
    Chart 6: Canadian Dollar
    Chart 7: Ontario CPI Inflation Rate
    Chart 8: Real Business Investment
    Chart 9: Employment
    Chart 10: Real After-Tax Income
    Chart 11: Real Consumer Spending
    Chart 12: Ontario Housing Starts

SECTION C: ONTARIO'S FISCAL PLAN
    Chart 13: Ontario's Strong Fiscal Performance
    Chart 14: Continual Improvement in Ontario's Debt-to-GDP Ratio

SECTION D: ONTARIO'S REVENUE OUTLOOK
    Chart 15: 2006-07 Tax Revenue

SECTION F: DETAILS ON ONTARIO'S FINANCES
    Chart 16: Composition of Revenue Outlook. 2007-08
    Chart 17: Composition of Total Expense Outlook, 2007-08
    Chart 18: Composition of Program Expense Outlook, 2007-08

ANNEX IV: BORROWING AND DEBT MANAGEMENT

    Chart 1: Borrowing — All Markets
    Chart 2: Borrowing — Domestic Market
    Chart 3: Debt
    Chart 4: Total Debt Composition
    Chart 5: Interest Rate Reset Exposure
    Chart 6: Foreign Exchange Exposure
    Chart 7: Debt Maturities
    Chart 8: Effective Interest Rate (Weighted Average) of Debt
    Chart 9: Net Debt-to-GDP

FOREWORD

The McGuinty government has a vision of improving public services while delivering balanced budgets. To realize this vision, Ontario must maintain its prudent and disciplined fiscal management in the face of external challenges. At the same time, it must continue investing in key priorities to improve
Ontarians' standard of living and further enhance Ontario's ability to thrive in the global economy.

The government will implement its plan in the context of a strong Ontario economy that has proven resilient in an increasingly challenging global economic environment. However, Ontario's economic growth continues to be challenged by external factors such as high oil prices, the strong Canadian dollar and an increasingly competitive global economy. Recent softening in U.S. demand is creating further challenges.

The government is taking immediate action to strengthen Ontario's economic advantage and help manufacturing, forestry, agriculture and tourism weather economic challenges. In the recent Throne Speech, the government presented its commitment to a more prosperous Ontario. In this document, the McGuinty government is delivering on that commitment with measures to further strengthen
Ontario's economic advantage by investing in people, businesses and communities.
Annex I: A Stronger Ontario expands on the steps being taken.

Maintaining a competitive tax structure supports the economy's fundamental economic strengths. It also helps Ontario remain an advantageous place for business investment and job creation. More information can be found in Annex II:
Enhancing Ontario's Tax Competitiveness.

The Ontario economy remains fundamentally strong and is on track to outperform the 2007 Ontario Budget forecast. However, private-sector economists predict that future economic growth prospects have been dampened by external challenges.
The Province's fiscal situation has improved from an inherited $5.5 billion deficit in 2003-04 to a $2.3 billion surplus in 2006-07. Despite lower projections for economic growth, Ontario is on track to deliver five consecutive balanced budgets through 2009-10. As outlined in Annex III: Ontario's Economic and Fiscal Outlook, the McGuinty government has a solid plan to maintain a balanced budget while meeting the commitments of its 2007 Moving Forward
Together campaign platform.

One of the benefits of balanced budgets is that they keep down future costs related to financing the debt. As a result of Ontario's fundamentally strong economy and demonstrated success in managing the Province's finances, its credit ratings are strong. Long-term public borrowing by the Province is summarized in
Annex IV: Borrowing and Debt Management.

In the interests of improving transparency and accountability, the McGuinty government annually publishes estimated cost of expenditures made through the tax system. These are provided in Annex V: Transparency in Taxation.

Annex VI: Economic Data Tables provides extensive information about the recent performance of Ontario's economy.

The McGuinty government has an ambitious mandate. The 2008 Budget will take further steps towards implementing the plan to move Ontario forward. Part of this involves hearing firsthand from Ontarians. That is why the Minister of
Finance will soon be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province. For more information, see Annex VII: How to Participate in the 2008 Pre-Budget
Consultations.

                                    ANNEX I:
                               A STRONGER ONTARIO
________________________________________________________________________________

INTRODUCTION

The Ontario economy has proven remarkably strong and resilient in the face of an increasingly challenging global economic environment. Since 2002, higher oil prices, a high Canadian dollar and increased competition from newly industrializing countries have tested Ontario businesses' ability to compete and thrive. More recently, businesses have felt further pressure due to a slowing
U.S. economy.

Despite these adverse developments, Ontario has seen continued strong job creation and business investment. Incomes are on the rise and the standard of living is one of the highest in the world. Ontario's economic growth continues to exceed expectations. Private-sector forecasts of Ontario's 2007 real gross domestic product (GDP) growth now average 2.0 per cent, up from 1.7 per cent at the time of the 2007 Ontario Budget.

The clearest sign of the Ontario economy's resilience has been its job creation record. Since October 2003, 417,900 net new jobs have been created. Over 95 per cent of these jobs were in occupations that paid on average over $19.50 per hour, including jobs in natural and applied sciences, management, social sciences, and education.

Still, challenges remain. This strong job creation has not occurred across all sectors of the economy, and many families and communities have been affected by job losses. While total service-sector jobs (private and broader public sectors)
have expanded by 10.8 per cent since October 2003, employment in the goods-producing sector has contracted.

There are continued risks on the horizon. The weakened outlook for the U.S.
economy, higher oil prices and the stronger Canadian dollar have reduced private-sector Ontario economic growth projections since the time of the 2007
Budget. This also means greater pressure on Ontario businesses over the next few years as they adapt to a much more challenging economic environment.

INVESTMENTS FOR A STRONGER ONTARIO

The Ontario Government is taking immediate action to further strengthen
Ontario's economic advantage and help the manufacturing, forestry, agriculture and tourism industries weather economic challenges. The government's investment strategy builds on its five-point economic plan set out in the 2007 campaign platform, Moving Forward Together. In particular, the government is taking immediate action to keep taxes competitive, support innovation and accelerate its investment in infrastructure.

Measures announced in the 2007 Ontario Economic Outlook and Fiscal Review will boost Ontario's ability to compete in the global economy by:

    1. enhancing competitiveness through immediate tax reductions

    2. investing in people and communities

    3. investing in infrastructure.

In this document, the government is announcing more than $3 billion in new investments and tax reductions. These actions will boost Ontario employment by about 30,000 jobs over the next three years.

1.  ENHANCING COMPETITIVENESS THROUGH IMMEDIATE TAX REDUCTIONS

The Province is proposing important new tax measures that support manufacturers and other sectors in Ontario challenged by current economic conditions. They would help Ontario manufacturers invest in their own businesses, creating and preserving jobs.

These new measures, totalling $1.1 billion in tax reductions over three years, include:

    •   eliminating Capital Tax on January 1, 2008 for corporations primarily engaged in manufacturing and resource activities

    •   providing a 21 per cent Capital Tax rate cut for all businesses retroactive to
        January 1, 2007, on the way to full elimination in 2010

    •   increasing the small business deduction threshold to $500,000 from $400,000, retroactive to January 1, 2007.

The measures proposed would provide immediate tax relief for businesses, particularly for Ontario's manufacturing and resource industries. This will help to further encourage business investment, strengthen manufacturing and enhance the province's competitive position. See Annex II: Enhancing Ontario's Tax Competitiveness
for further details of these proposed tax cuts.

To assist manufacturers in acquiring new and advanced equipment and technologies, Ontario is paralleling the 2007 federal budget incentives related to accelerated capital cost allowances (CCA). A key incentive for manufacturers is the 50 per cent accelerated tax writeoff for investments in manufacturing and processing (M&P) machinery and equipment from March 19, 2007 until December 31,
2008. By paralleling the federal CCA measures, the Ontario Government will provide more than $400 million in tax relief over three years to manufacturers investing in the province. Ontario urges the federal government to quickly commit to extend this incentive for three more years to 2012.

The government has worked steadily to enhance the competitiveness of Ontario's tax system. Since 2004, it has implemented or announced more than $2 billion a year in tax cuts for business when fully phased in. This support includes accelerating Capital Tax elimination to July 1, 2010 and reducing high Business
Education Tax (BET) rates by $540 million when fully implemented in 2014.

Ontario's current combined federal–provincial CIT rate for manufacturers and resource industries of 34.12 per cent is more than four percentage points below the average federal–state rate among its main trading partners, the U.S. Great
Lakes States. Ontario's rate is also lower than the current corporate tax rates in Japan, Germany and Italy.(1) Once the proposed federal tax measures are fully implemented in 2012, Ontario's combined CIT rate for manufacturers and resource industries will be even lower at 27 per cent.

______________________________
(1) International tax rates as reported in KPMG's Corporate and Indirect Tax Rate Survey 2007.

[Chart 1: Ontario's Combined CIT Rates Are Falling – bar graph]

Successful economies rely on a competitive tax and regulatory climate that supports innovation and economic growth. Modern and flexible regulation that promotes public policy goals while reducing compliance burdens can unleash the growth potential of Ontario businesses of all sizes. Ontario will continue to bring forward ways to reduce the regulatory burden on businesses to help them thrive in today's competitive global economy.

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RECENT ONTARIO TAX INITIATIVES TO LOWER BUSINESS COSTS

Since 2004, the government has introduced initiatives to reduce business costs and enhance the competitiveness of Ontario's tax system. They include:

•    eliminating more than $1.3 billion in Capital Tax on July 1, 2010
•    reducing high Business Education Tax rates by $540 million, when fully implemented in 2014
•    providing over $400 million in tax relief with a temporary two-year accelerated
     CCA incentive for manufacturers and enhanced CCA for computer equipment, certain buildings, pipelines and clean energy generation
•    moving towards federal administration of Ontario corporate taxes, which will save businesses up to $100 million per year in compliance costs and a further
     $90 million per year in Ontario corporate income tax
•    introducing a new Apprenticeship Training Tax Credit (ATTC) that provides a
     25 per cent (30 per cent for small businesses) refundable tax credit for new apprentices in designated trades.
________________________________________________________________________________

Investing in Tourism and Film

Ontario’s tourism industry has been challenged by the strong dollar. To meet this challenge, the McGuinty government will invest an additional $30 million this fiscal year to expand the Ministry of Tourism's successful promotion and marketing campaign in the domestic and international markets. This new funding will also more than double the funding available for economy–boosting festivals and special events to promote tourism in every corner of the province.

The government is proposing further steps to support growth and increase jobs in
Ontario's film and television sector. Effective for labour expenditures incurred after December 31, 2007, the Ontario Film and Television Tax Credit would increase to 35 per cent from 30 per cent and the Ontario Production Services Tax
Credit would increase to 25 per cent from 18 per cent. These proposed enhancements would provide an additional $50 million in financial support in
2008–09. The government will also be working with the film industry to explore ways of advancing financial support for producers to the start of a production.

================================================================================

CONTINUING INVESTMENTS FOR STRONG INDUSTRIES

More and more, global competitive challenges have prompted important sectors of
Ontario's economy to boost their competitiveness through a transition to higher–value–added activities.

Ontario manufacturing, for instance, must continue to move to more technology–intensive and higher–value–added activities, and the service sector must continue to advance its higher–knowledge content.

Ontario has introduced strategic initiatives to help manufacturing and other key sectors make the transition to higher-value-added production, which leads to a greater ability to compete.

•    The Ontario Government's auto strategy has helped leverage over $7 billion in total new automotive investments to strengthen Ontario as a leading–edge manufacturer.
•    The Advanced Manufacturing Investment Strategy so far has generated over
     $600 million in additional new investments.
•    Ontario has made available over $1 billion in support to help forest–products manufacturing transition to a more competitive position.
•    Ontario is strengthening industries by helping them transition to green products and processes.
•    Dr. Robert Rosehart was recently appointed as Northwestern Ontario Economic Facilitator to work with local stakeholders and governments at all levels to help this region build a successful future.
•    On December 4, 2007, the Ontario Government announced the appointment of Jayson Myers,
     President of Canadian Manufacturers and Exporters, and Jim Stanford, Economist
     with the Canadian Auto Workers, as vice–chairs of the new Ontario Manufacturing
     Council. The council will advise the government on approaches to sustaining growth and increasing global competitiveness.
•    On November 30, 2007, the Premier announced that David Ramsay, MPP for
     Timiskaming–Cochrane, will review the current competitive challenges and drivers facing Ontario's manufacturers, particularly small and medium–sized businesses.
________________________________________________________________________________

Encouraging Innovation

Global competition and current market economic factors also make it imperative to encourage ideas to reach the marketplace so that Ontario's firms can grow and compete in the new global economy.

The Ontario Venture Capital Fund will help attract the capital and investment expertise needed to bring new discoveries to market faster so they can create high–value jobs in the knowledge economy.

    •   The government is investing $90 million in this fund and has signed a letter of intent with leading Canadian corporate and institutional investors for the $165 million first round of the fund.

    •   The government will seek additional private-sector investors to grow the fund in the future.

The economy of tomorrow will also be built on the foundations of Ontario’s strengths in research and the ability of its knowledge workers to bring ideas to market. The Ministry of Research and Innovation will be making $50 million in additional strategic investments in 2007–08 to further strengthen Ontario's environment for world–class scientific research that leads to new discoveries, higher quality of life and new jobs. These investments will support opportunities for future growth in the knowledge economy.

As well, the government is proposing to extend the phase-out of the
Labour-Sponsored Investment Fund (LSIF) tax credit to the end of the 2011 tax year, and increase the maximum qualifying investment from $5,000 to $7,500.
These proposed measures will provide an estimated $38 million in additional financial support to the industry over three years.

================================================================================

SUPPORT FOR THE DEVELOPMENT AND GROWTH OF INNOVATIVE FIRMS

Through the Ministry of Research and Innovation, the government is already investing $1.7 billion over five years to 2009–10 in programs that will help place Ontario on the leading edge of the knowledge economy. This includes:

•  $160 million for the Ideas to Market Strategy

   ° $90 million for the new Ontario Venture Capital Fund
   ° $46 million for the Market Readiness program to help startups become more
     “investor ready” by acquiring business management and entrepreneurial skills
   ° $24 million for the Innovation Demonstration Fund to provide seed capital for bio-based environmental and alternative energy technologies

•  $25 million for the Ontario Research Commercialization Program and $171
    million for Ontario Centres of Excellence to accelerate commercialization of university research and innovative startups
•  strategic investments in regional innovation centres across the province, including in Sarnia, Waterloo, Hamilton, Toronto, Kingston and Sudbury.

Ontario also provides over $400 million per year in tax relief for firms conducting research and development (R&D) in Ontario.
________________________________________________________________________________

================================================================================

ONTARIO'S ECONOMY IS HIGHLY DIVERSIFIED AND INNOVATIVE

[Chart 2: Structure of Ontario's Economy, 2006 - pie chart]

Ontario's diversified economy — led by a wide range of high-value-added services and manufacturing — helps provide underlying resilience to global economic challenges. In a competitive global environment, the future prosperity of any economy will also depend on its ability to innovate. Ontario accounts for more than 50 per cent of the expenditures on R&D performed by Canadian industry.

Seventy-two per cent of Ontario's GDP is generated by the services sector, which includes financial services and professional services. Among North American cities, Toronto ranks third in financial-services employment, after New York and
Chicago, and Ontario as a whole employs around 350,000 people.

Professional and other services on their own account for 18 per cent of the
Ontario economy. This group, which involves well-paid, high-skill activities, includes professionals in engineering, legal, accounting and management consulting. It also includes information and communications services and entertainment and creative services — two sectors in which Ontario ranks as the third-largest jurisdiction in North America in terms of employment.

The province's manufacturing employment level ranks second in North America, after California. Ontario is the largest motor-vehicle assembler in North
America, surpassing Michigan in each of the past three years, and is a base of
North American auto manufacturing for U.S. and Asian auto companies. Ontario also benefits from a vibrant pharmaceutical industry that employed over 22,000 people in 2006.

In recent years, biotechnology has emerged as a strong player in Ontario's knowledge economy, with strengths in the biomedical, pharmaceutical, medical devices, agricultural-biotechnology and bioproducts fields. The Province leads the country in biotechnology revenues, employees and R&D spending. In 2005, about 5,200 people worked in biotechnology-related activities in Ontario, and innovative biotechnology firms generated revenues of $2.8 billion and invested about $650 million in R&D.
________________________________________________________________________________

2.  INVESTING IN PEOPLE AND COMMUNITIES

Helping Workers and Communities Adjust to Competitive Challenges

The manufacturing, forestry, agriculture and tourism sectors are facing competitive challenges, as are the families and communities that depend on them.
Assisting workers and communities is a key part of the immediate plan for competitiveness.

Employment Ontario — the Province's nearly $1 billion annual jobs and training strategy launched in 2007 — provides coordinated training, apprenticeship and other labour market services.

As part of the Employment Ontario strategy, the Province will invest an additional $40 million this year in skills development. This focuses on help for
Ontario workers and communities adjusting to current competitive challenges through additional funding for the Rapid Re-employment and Training Service. The new investment will assist workers in sectors such as manufacturing with training and other employment supports so they can move to growing sectors of the economy. It will also help increase the availability of skilled workers.

The Rapid Re-employment and Training Service provides immediate assistance to workers affected by large layoffs with:

•  special teams to help individual workers develop re-employment action plans including skills assessment, resumé preparation, job search planning and identification of training required to take on a new career

•  customized training, skills upgrading, literacy, job placement and job relocation services

•  new placements and accelerated in-school learning for laid-off apprentices.

============================================================

THE GOVERNMENT'S RAPID RE-EMPLOYMENT
THREE-PART SERVICE PROMISE

This service:

•  makes initial contact with the workers and employer
   within one hour of a public announcement of major
   downsizing or closure
•  develops individual action plans, including training
   where appropriate, within 15 days of each initial
   assessment
•  develops a Service Action Plan within 30 days of the
   initial response detailing the government's response and
   outlining the roles of local service providers.
_____________________________________________________________

Rapid re–employment teams have already provided immediate assistance in such communities as London, Smiths Falls, Windsor, Nipigon and Hamilton.

The government will provide an additional $5 million in 2007–08 to the
Communities in Transition program. Through this program, the Ministry of
Economic Development and Trade works with communities facing significant challenges, such as the loss of a major employer, to help them build a successful future.

Some segments of agriculture currently face challenges that hinder industry transformation to a more competitive state. Ontario is providing $150 million in new funding for cattle, hog and horticulture farmers to help them manage the effects of lower returns due to higher input costs, the stronger Canadian dollar and lower market prices. This funding will also support transitional and transformational initiatives to help strengthen competitiveness.

=============================================================

EMPLOYMENT ONTARIO

This program provides:

•  nearly $1 billion annually for a comprehensive jobs
   and training strategy
•  training, apprenticeship, employment counselling,
   job search supports and subsidized job placements
•  1,200 service providers in nearly 900 locations
   across the province
•  services for newcomers in multiple languages.

In addition to Employment Ontario, Ontario is investing
$160 million in 2007–08 to help newcomers settle,improve
their language skills and find jobs through training programs.
---------------------------------------------------------------

Ontario's Skilled and Highly Educated Workforce: A Key Advantage

Ontario's skilled and highly educated workforce is a key economic advantage.

Ontario has a higher proportion of adults aged 25 to 64 with university, college or college–based apprenticeship credentials than any of the 30 OECD
(Organization for Economic Co–operation and Development) countries, at 59 per cent in 2005.

Between 1997 and 2006, more than 90 per cent of the 1.2 million net new jobs gained by Ontarians went to those with a university or college education. Those with university degrees had an average annual employment growth rate of 5.1 per cent, followed by those with a postsecondary certificate or diploma at 3.1 per cent. The average annual employment growth rate for high school graduates was significantly lower, at 2.3 per cent.

The importance of a strong training system to competitiveness was underscored by a recent report by Colleges Ontario and a broad coalition of business associations, unions and students. The report stated that Ontario must make a concerted effort to address potential skills shortages as competitive pressures grow and a wave of retirements begins.

To build on this advantage, Ontario is continuing to implement the $6.2 billion
Reaching Higher plan for postsecondary education.

================================================================================

REACHING HIGHER

The $6.2 billion Reaching Higher plan for postsecondary education has created more opportunities, more student financial assistance and greater quality in education:

•  Increased grants for operating costs by over 40 per cent between 2003-04 and
   2007-08, supporting the hiring of new faculty, increased student-faculty interaction and improved student services and libraries.
•  86,000 more students enrolled in colleges and universities since 2002-03, a
   22 per cent increase.
•  Graduate spaces to be expanded by 14,000 by 2009-10.
•  The number of grants increased threefold — now assisting 120,000 students compared to 2003-04, including 60,000 upfront tuition grants for low-
   to middle-income students.
•  Student debt capped — Ontario Student Opportunity Grants assist 80,000 students by forgiving student loans over $7,000 a year.
________________________________________________________________________________

3.  INVESTING IN INFRASTRUCTURE

To encourage economic activity, help municipalities and enhance Ontario's competitiveness, the government is investing an additional $1.4 billion to build critical infrastructure.

The Province will allocate some $500 million for transit projects and to assist municipal transit systems across Ontario in dealing with immediate demands. This will help increase ridership, address state of good repair, manage congestion and support the efficient movement of people and goods.

A $300 million investment will be provided for municipal infrastructure priorities — for projects that stimulate local economies such as roads, bridges, community facilities and water systems. Projects to be funded will be chosen through a competitive application process. Some of the available funding will be geared specifically to small, northern and rural communities to help bolster their local economies.

In addition, $100 million will be dedicated to priority MoveOntario 2020 projects — the $17.5 billion transit and transportation plan for the Greater
Toronto Area (GTA). This will help municipal transit projects such as the purchase of railcars and buses and track expansion at GO Transit that have been identified as priorities by Metrolinx, formerly the Greater Toronto
Transportation Authority.

Manufacturers and other business investors cite the quality of infrastructure as one of the most important factors in where to locate and where to invest.
Investing in transit and transportation infrastructure helps communities and companies move products to markets and people to work. These investments also have the added benefit of decreasing congestion and reducing greenhouse gases and air pollutants.

These new investments are in addition to other funding support for municipalities, including the gas tax and the Canada–Ontario Municipal Rural
Infrastructure Fund (COMRIF). The Ministry of Transportation will soon be announcing the allocation of the gas tax. In the near future, the Ontario
Government, along with its federal and municipal partners, expects to announce the final round of funding under COMRIF. Municipal infrastructure investments represent another significant step forward in the Provincial-Municipal Fiscal and Service Delivery Review.

The government will continue to make progress on the Highway 407 East extension and the Windsor border because they are particularly important to the manufacturing sector.

================================================================================

CONTINUING INVESTMENTS IN INFRASTRUCTURE

Investment in Ontario by all levels of government increased by more than 50 per cent in real terms in 2006 compared to 1997. The most important factor behind this growth is the Ontario Government's ReNew Ontario infrastructure plan, the
Province's comprehensive, long-term strategy that deals with infrastructure planning and investment.

•  ReNew Ontario is a five-year strategic plan of over $30 billion in infrastructure investment, introduced in 2005, to upgrade and transform
   Ontario's infrastructure to meet the needs of the 21st century.
•  ReNew Ontario makes a significant direct contribution to employment during the time the infrastructure is being built — some 400,000 jobs.

Ontario is also investing in rural infrastructure, with:

    °  $188 million in 2005-06 provided under Move Ontario for roads and bridges
    °  $85 million in the 2006-07 school year for school repairs and renovations under the Good Places to Learn initiative
    °  $140 million in 2006-07 for key investments identified by local communities under the Rural Infrastructure Investment Initiative.
•  The Ontario Government recently launched the MoveOntario 2020 initiative to continue to address transportation infrastructure challenges and further advance Ontario's priorities in reducing greenhouse gases and air pollutants.
    °  This multi-year, $17.5 billion rapid transit action plan for the GTA and
       Hamilton will reduce congestion and make the region a more attractive place to invest.
    °  The federal government is also encouraged to collaborate with the Ontario
       Government in funding MoveOntario 2020.
•  Investments in Ontario's electricity infrastructure support and enhance the province's competitiveness and quality of life. The government's policies have initiated or supported one of the most ambitious near-term building programs in North America for new electricity generation.
    °  About $13 billion in investments are being made in projects in progress for new and refurbished generation.
•  The 2007 Budget provided an additional $390 million for infrastructure investments in higher education, supporting quality improvements that will provide students with the best possible learning environments. This supplemented significant ongoing investments under the Reaching Higher plan for postsecondary education.
•  The Ontario Government reaffirms its commitment to moving forward on the
   Windsor border gateway project and building on the progress it has made so far.
________________________________________________________________________________

The Province will announce further investments early in the new year.

FEDERAL GOVERNMENT HAS A ROLE TO PLAY

Ontario is doing its share. But Ottawa certainly has the financial means to do more.

Since 1997-98, the federal government has consistently reported budgetary surpluses and, in 2006-07, its surplus amounted to $13.8 billion. In its most recent 2007 Economic Statement, the federal government projected that budgetary surpluses will continue for at least the next five years and forecast an underlying surplus for 2007-08 of $11.6 billion.

Supporting Business Investment in Ontario

While Ontario supports the federal government's efforts to phase in lower tax rates for businesses by 2012, Ottawa must do more now to support the manufacturing sector in Ontario.

Building on the success in attaining greater fairness for Ontarians from the federal government in immigration and social service funding, the Province will continue to fight for fairness by aggressively calling on the federal government to match Ontario's strategic investments — in particular, the $1.15 billion
Next Generation Jobs Fund and the Advanced Manufacturing Investment Strategy.

Ontario is already providing immediate benefits to manufacturers by speeding up the elimination of the Capital Tax, as well as continuing to reduce high BET rates, investing in education and making strategic investments in the auto fund.

While the federal accelerated writeoff for M&P machinery equipment is a positive initiative, its short time frame limits the potential for substantial investment, as decisions to expand and invest are often planned years in advance. The federal government can further support investments in manufacturing by extending the temporary CCA incentive, which Ontario will parallel.

Ontario urges the federal government to quickly announce its intention to extend this incentive. Extending this incentive by three more years, to 2012, would provide manufacturers with a significant incentive to increase productivity and contribute to job creation.

Supporting Ontario's Workers

Ottawa can do more to assist workers in Ontario.

Ontario is also pressing for the federal government to address the inequities within the Employment Insurance (EI) program. The EI program has serious shortcomings that result in a significant share of Ontario's unemployed not receiving EI assistance when they need it most. If Ontario's unemployed workers received the average of EI benefits paid to unemployed workers in the rest of
Canada, they would each get an additional $4,000 annually.

[Chart 3: EI Funding Per Unemployed Person in Ontario and the Rest of Canada,
2006 – bar graph]

Employment Insurance should play a crucial role in helping workers cope with temporary and involuntary unemployment, as well as providing assistance to people as they move from industries facing challenges to industries with growing opportunities. However, the current EI system is not fulfilling this role for
Ontario workers.

Employment Insurance regular benefits are inaccessible to many of Ontario's unemployed workers. As a result, many Ontario workers cannot depend on EI to provide them with the temporary income support they would need to search or train for new jobs if they became unemployed.

===============================================================

KEY FACTS ABOUT EMPLOYMENT INSURANCE

•  In 2006, only 30 per cent of unemployed persons in
   Ontario received regular EI benefits, compared with an average of 54 per cent in other provinces.
•  Ontario's workers and employers contributed about 40
   per cent of all EI premiums in 2006, but its unemployed were paid only 26 per cent of total regular EI benefits.
•  In 2006, unemployed Ontarians accounted for 39 per cent
   of Canada's unemployed, but Ontarians received only 27 per cent of the national funding allocation for EI Part II.
_______________________________________________________________

Employment Insurance Part II, the labour-market support and training component of the EI program, is also failing to meet the needs of Ontario workers. This is a particular problem for workers in Ontario's manufacturing sector, where some are experiencing layoffs due to economic challenges such as the high dollar and global competition.

Employment Insurance contributions by Ontarians largely exceed the benefits they receive. The EI Account had a cumulative surplus of $54 billion in 2006–07, which is largely due to excess contributions by Ontarians. Annual EI surpluses go directly into the federal Consolidated Revenue Fund. This practice clearly indicates that the EI program has not been managed in the interests of unemployed persons. The considerable cumulative EI surplus should be used to fund new programs for sectors experiencing challenges, such as the manufacturing sector.

The most recent federal Speech from the Throne committed the federal government to taking measures to improve the governance and management of the EI Account.
Ontario welcomes this commitment and encourages the federal government to quickly address the shortcomings of the EI program.

The Ontario Government calls on the federal government to immediately:

•  implement a new income-support program, funded from the $54 billion EI
   Account surplus, to provide long-tenure, permanently laid-off workers in the manufacturing and other challenged sectors with the support they need while they search or train for new jobs

•  provide targeted resources for training and other employment supports that supplement the EI program for workers who are laid off in the manufacturing sector

•  establish an arm's-length EI Account that is managed by a body independent of the federal government. This change would ensure that any surpluses in the
   EI Account are available to benefit workers instead of being consolidated with general revenues and spent by the federal government on other initiatives.

Supporting Municipal Investment in Infrastructure and Public Transit Ottawa can
do more to assist Ontario municipalities to make much-needed investments in public transit and infrastructure.

Ontario believes that the federal government has missed an opportunity to support investments in infrastructure and transit systems by ignoring repeated requests to provide $1.9 billion a year to municipalities in Ontario.

In June 2007, the Province launched the MoveOntario 2020 initiative to continue to address transportation infrastructure challenges and further advance
Ontario's priorities in reducing greenhouse gases and air pollutants. This multi-year, $17.5 billion rapid transit action plan for the GTA and Hamilton will deliver jobs and investment by reducing congestion.

While Ontario continues to invest substantially in the quality of its infrastructure, it is imperative that the federal government invest in it as well. One example of a successful collaboration between the federal and Ontario governments is the joint commitment with U.S. partners to build a new border crossing at Windsor–Detroit.

Ontario is committed to improving its infrastructure, and encourages the federal government to fulfil its commitments to public transit and such projects as the
Windsor border gateway as soon as possible.

Fulfilling Ontario's Fair Share

Since 2005, with the support of Ontarians across the province, the government has worked with the federal government to achieve greater fiscal fairness for
Ontario. In its 2007 Budget, the federal government responded to these efforts by taking some measures to address fairness.

However, this work is not complete as issues remain that affect the fairness of federal transfers to Ontario.

The 2007 federal budget announced that the Canada Health Transfer (CHT) will be placed on an equal per-capita cash basis, but not until 2014. It is unacceptable that Ontarians should wait until 2014 for fairness in health transfers, when
Ottawa clearly has the fiscal room to address the issue immediately. The delay in implementation will cost Ontarians $819 million in 2007-08 alone.

Accordingly, Ontario calls on the federal government to put the CHT on an equal per–capita basis immediately.

CONCLUSION

Ontario's economy has remained strong in the face of increasing global economic challenges. Its resilience is largely due to its highly skilled workforce, its diversified economy and the government's sound investments for a strong Ontario.

                                  ANNEX II:
                            ENHANCING ONTARIO'S TAX
                                COMPETITIVENESS

________________________________________________________________________________

ENHANCING ONTARIO'S BUSINESS TAX COMPETITIVENESS

A competitive tax system helps attract investment and jobs to Ontario. It also helps ensure that Ontario's businesses are able to compete and thrive as well as to improve the standard of living for all Ontarians.

================================================================================

ONTARIO'S PROPOSED NEW TAX INITIATIVES

•  Eliminating Capital Tax for manufacturing and resource activities on
   January 1, 2008 — a full two and one-half years earlier than scheduled.
•  Cutting Capital Tax rates for all businesses by 21 per cent retroactive to January 1, 2007 — a full two years earlier than scheduled.
•  Extending the lower small business corporate income tax rate to more small businesses effective January 1, 2007.
•  Increasing the film tax credit rates effective January 1, 2008.
•  Extending the phase-out of the Labour-Sponsored Investment Fund tax credit and increasing the maximum eligible investment.
•  Expanding the Land Transfer Tax Refund Program for First-time Homebuyers to include resale homes for agreements of purchase and sale after
   December 13, 2007.
________________________________________________________________________________

The government proposes new tax initiatives that would provide more than $1.4 billion in tax relief over three years. Of this amount, $1.1 billion in new tax relief would go to business, particularly for those sectors feeling the impacts of the high Canadian dollar and the slower U.S. economy.

These measures are in addition to the business tax cuts that the government has announced since 2004 that will provide more than $2 billion annually when fully implemented. These include Capital Tax elimination on July 1, 2010 and $540 million in reductions in high Business Education Tax rates.

For manufacturing and resource industries, previously announced and proposed new measures would mean an estimated cumulative benefit of more than $1 billion in tax relief from 2007-08 to 2009-10. This would further enhance Ontario's tax competitiveness, provide support to the manufacturing sector, and stimulate economic growth through increased investment.

New Measures to Further Reduce and Eliminate Capital Tax

The government has already taken significant steps towards lowering and ultimately eliminating the Capital Tax burden for Ontario businesses. Further action is proposed to enhance the Province's competitive advantages in business taxation, particularly for manufacturing, including the auto sector, and resource industries.

The government proposes to introduce legislation that would eliminate Capital
Tax effective January 1, 2008 for Ontario companies primarily engaged in manufacturing or resource activities. The government also proposes to introduce legislation to provide a 21 per cent cut for all businesses effective January 1,
2007 by accelerating the Capital Tax rate cuts currently scheduled for January
1, 2009.

Under these two proposed measures, Ontario businesses would save $910 million over three years.

Eliminating Capital Tax for Manufacturing and Resource Activities

The proposed January 1, 2008 elimination of Capital Tax for manufacturing and resource activities would apply to corporations whose salaries and wages relating to manufacturing or processing, mining, logging, farming or fishing activities in Ontario represent 50 per cent or more of their total salaries and wages in Ontario.

[Eliminating Capital Tax for Manufacturing and Resource Activities – bar graph]

For corporations whose salaries and wages in Ontario for these activities comprise less than
50 per cent, but more than 20 per cent of their total salaries and wages in
Ontario, Capital Tax would be reduced proportionately on a straight-line basis.
For example, a corporation whose Ontario salaries and wages for these activities comprise 35 per cent of total Ontario salaries and wages would have one-half of its Capital Tax eliminated.

Capital Tax Rate Cut of 21 Per Cent for All Corporations

The government proposes to accelerate to January 1, 2007, the Capital Tax rate cuts currently scheduled for January 1, 2009, two years ahead of schedule.

The government has been working steadily to reduce and eventually eliminate the
Capital Tax, which acts as a barrier to investment.

As previously legislated, the Capital Tax deduction will rise from $12.5 million to $15 million on January 1, 2008. Capital Tax will be fully eliminated on July
1, 2010.

The following table sets out the Capital Tax elimination schedule with the proposed new measures.

=======================================================================================================================
Ontario's Accelerated Capital Tax Elimination Plan with Proposed New Initiatives                               Table 1
_______________________________________________________________________________________________________________________
                                                                    Rates (%)
                                _______________________________________________________________________________________

                                   Non-Financial Institutions                 Financial Institutions
                                _______________________________________________________________________________________
                                                                                             Taxable Capital Over
                                                                     1st $400                   $400 Million
                 _____________   ______________                     Million of       __________________________________
                  Deduction      M&P and           Other              Taxable        Non-Deposit          Deposit
                    ($ M)        Resources(1)      Corporations       Capital          Taking             Taking
_______________________________________________________________________________________________________________________
2004                  5              0.3               0.3              0.6              0.72              0.9
Jan. 1, 2007         12.5            0.285             0.285            0.57             0.684             0.855
Jan. 1, 2007         12.5            0.225             0.225            0.45             0.54              0.675
Jan. 1, 2008         15           Eliminated           0.225            0.45             0.54              0.675
Jan. 1, 2009         15                                0.225            0.45             0.54              0.675
Jan. 1, 2010         15                                0.15             0.3              0.36              0.45
                 ______________________________________________________________________________________________________

July 1, 2010                                    Legislated Accelerated Elimination Date
================ ======================================================================================================

Shading denotes proposed Capital Tax initiatives.
Measures would be pro-rated for taxation years straddling the effective date.

(1) Primarily engaged in manufacturing or processing, mining, logging, farming or fishing activities in Ontario.
_______________________________________________________________________________________________________________________

Expanding Eligibility for the Small Business Corporate Income Tax Rate

The government recognizes the important role of small businesses in job creation and economic growth. The government provides tax relief to assist small businesses with access to capital, to keep up with technological advancements and to find highly skilled employees. Currently, the small business deduction provides a lower Corporate Income Tax (CIT) rate of 5.5 per cent to
Canadian–controlled private corporations (CCPCs) on the first $400,000 of active business income. The benefit of the small business deduction is gradually phased out on income earned by a CCPC between $400,000 and $1,128,519. The small business deduction currently provides almost $1.1 billion in tax relief to small corporations in Ontario.

The government proposes to further enhance support for small businesses by increasing the small business deduction threshold to $500,000 from $400,000, effective January 1, 2007. This would immediately extend the preferential small business CIT rate to the first $500,000 of business income. In addition, the small business deduction would be phased out once income reaches $1,500,000, rather than $1,128,519. The increase in the threshold would be pro-rated for taxation years straddling the effective date.

This measure would provide Ontario small businesses with $29 million of immediate tax relief. Over four years, the higher small business deduction threshold and upper taxable income limit would reduce taxes for small business by over $100 million. In particular, more than 20 per cent of this tax relief would go to small businesses in the manufacturing and resource industries.

Labour-Sponsored Investment Funds (LSIFs)

On September 30, 2005, following consultations with the LSIF industry, the government established a phase-out of the LSIF tax credit. The timetable of the phase-out allows investors who purchase LSIF shares to receive a provincial tax credit until the end of the 2010 tax year. The government also introduced amendments to investment requirements and special wind-down rules to provide
LSIFs greater flexibility in managing their portfolios.

The government proposes to extend the phase-out of the LSIF tax credit by one year by:

•  maintaining the 15 per cent tax credit rate until the end of the 2009 tax year

•  lowering the rate to 10 per cent for the 2010 tax year

•  lowering the rate to five per cent for the 2011 tax year

•  eliminating the credit for tax years after 2011.

The government also proposes to increase the maximum investment that qualifies for the provincial tax credit from $5,000 to $7,500.

The proposed changes will provide an estimated $38 million in additional financial assistance to the industry over three years. These measures are intended to assist LSIFs in the development of their investment strategies and in providing continuing support to the portfolio of companies in which they have invested.

Enhancing Tax Support for Ontario's Film and Television Industry

The government is proposing further steps to support growth and job creation in the film and television sector in Ontario. Creative industries and creative people are a critical component of an innovative and knowledge-based economy.

The government proposes to increase the Ontario Film and Television Tax Credit
(OFTTC) rate from 30 to 35 per cent for labour expenditures incurred after
December 31, 2007 and before January 1, 2010. The 10 per cent regional bonus would continue to be available for filming outside the Greater Toronto Area and first-time producers would remain eligible for an enhanced rate of 40 per cent on the first $240,000 of labour expenditures.

The government also proposes to increase the Ontario Production Services Tax
Credit (OPSTC) rate from 18 to 25 per cent for labour expenditures incurred after December 31, 2007 and before January 1, 2010.

The OFTTC is available to Ontario-based, Canadian-controlled corporations for eligible film and television productions. The OPSTC is available to
Ontario-based corporations for foreign and domestic productions not claimed under the OFTTC. Effective January 1, 2005, the OFTTC was raised to 30 per cent from 20 per cent until December 31, 2009, and the OPSTC rate was raised to 18 per cent from 11 per cent until March 31, 2006. The 18 per cent rate for the
OPSTC has since been extended until March 31, 2008.

The government will also be working with the film industry to explore ways of advancing financial support for producers to the start of a production.

Land Transfer Tax (LTT) Refund for All First-Time Homebuyers

In keeping with the government's commitment to help Ontarians who are starting out, it is proposed that the LTT Refund Program for First-time Homebuyers be expanded to include purchases of resale homes. This measure would be effective for agreements of purchase and sale entered into after December 13, 2007. As a result of this change, first-time homebuyers of newly constructed or resale homes would be able to receive a refund from the provincial government of up to
$2,000 of the LTT paid.

=====================================================================================================================
Fiscal Impact Summary of Proposed Tax Measures                                                               Table 2
($ Millions)
_____________________________________________________________________________________________________________________

                                                                         2007-08           2008-09           2009-10
                                                                  _________________________________________________

Cutting Capital Tax Rates and Eliminating Capital Tax for                  (340)             (425)             (145)
   Manufacturing and Resource Activities
Increasing the Small Business Deduction Threshold                           (29)              (26)              (27)
Labour-Sponsored Investment Funds (LSIFs)                                   (10)              (12)              (16)
Enhancing Film and Television Tax Credit Rates:
   Ontario Film and Television Tax Credit                                    (5)              (20)              (18)
   Ontario Production Services Tax Credit                                    (5)              (30)              (26)
Land Transfer Tax Refund for All First-Time Homebuyers                      (36)             (125)             (125)
=====================================================================================================================
Total                                                                      (425)             (638)             (357)
_____________________________________________________________________________________________________________________

================================================================================

2007 TAX MEASURES TO SUPPORT JOBS AND PROSPERITY IN ONTARIO

Since the 2007 Ontario Budget, the government has implemented or is implementing the following initiatives to encourage job growth and prosperity for all
Ontarians:

Personal Income Tax

•  An increase in the lifetime capital gains exemption on farm or fishing property or small business shares from $500,000 to $750,000 will reduce taxes for individuals by about $18 million in 2007-08.
•  An exemption for capital gains on gifts of publicly listed securities to private foundations will provide a benefit to donors of about $22 million in
   2007-08.
•  An increase in the age limit for maturing Registered Pension Plans and
   Registered Retirement Savings Plans, from 69 years of age to 71 years of age, will provide $20 million in benefits to taxpayers in 2007-08.
•  The deductible portion of business-related meal expenses for truck drivers will be increased in stages from 50 per cent to 80 per cent by 2011.

Corporate Tax

•  A temporary two-year accelerated capital cost allowance incentive for manufacturers and enhanced capital cost allowances for computer equipment, certain buildings, pipelines and clean energy generation, providing over $400 million in tax relief over three years to Ontario manufacturers.
•  An additional Corporate Income Tax (CIT) deduction to support corporations that make donations of medicine to the developing world.
•  A CIT and Corporate Minimum Tax exemption in respect of capital gains for gifts of publicly listed securities to private foundations.

Retail Sales Tax

•  A retail sales tax (RST) exemption for bicycles costing $1,000 or less, bicycle helmets, and other bicycle safety equipment will save Ontarians $16 million in a full year.
•  An RST exemption for nicotine replacement therapies will provide a benefit to Ontarians of $5 million in a full year.
•  An RST exemption for Energy Star(R) household products including non-commercial refrigerators, dishwashers, clothes washers, freezers, dehumidifiers, room air conditioners, light bulbs and decorative light strings will save Ontarians $51 million in a full year.
•  An expansion of the RST farm exemption to provide an additional benefit to farmers of $1 million annually.
________________________________________________________________________________

                            ANNEX III: ONTARIO'S
                            ECONOMIC AND FISCAL
                                  OUTLOOK

________________________________________________________________________________

Section A: Introduction
________________________________________________________________________________

This annex outlines Ontario's economic and fiscal outlook.

The government is on track to deliver five consecutive balanced budgets by
2009-10 while also fulfilling the commitments made in the 2007 election platform, Moving Forward Together. This will be achieved despite slower economic growth projections thanks to the government's prudent and disciplined approach to fiscal planning.

Section B: Ontario's Economic Outlook describes the Ministry of Finance's current planning projections and explains how these projections have changed since the 2007 Ontario Budget.

Section C: Ontario's Fiscal Plan outlines the government's medium-term fiscal plan covering the 2007-08 to 2009-10 fiscal years, and summarizes how the government will work to achieve its overall fiscal targets.

Section D: Ontario's Revenue Outlook outlines expected revenue performance in
2007-08 and current Ministry of Finance projections for 2008-09 and 2009-10;
describes how those projections have changed since the 2007 Budget; and outlines potential risks to the outlook and associated sensitivities.

Section E: Ontario's Expense Outlook outlines planned expenses for 2007-08 to
2009-10 and outlines potential risks to the outlook and associated sensitivities.

Section F: Details on Ontario's Finances presents graphs and tables that provide useful information on the Province's finances.

Section B: Ontario's Economic Outlook
________________________________________________________________________________

OUTLOOK FOR STRENGTHENING ONTARIO ECONOMIC GROWTH

=====================================================================================================================
Ontario Economic Outlook                                                                                     Table 1
(Per Cent)
_____________________________________________________________________________________________________________________
                                            2003      2004     2005     2006     2007e     2008p     2009p     2010p
                                      _______________________________________________________________________________

Real GDP Growth                              1.4       2.5      2.9      2.1       1.9       1.8       2.4       2.8
Nominal GDP Growth                           3.2       4.8      3.9      3.9       5.0       3.8       4.0       4.7
Employment Growth                            3.0       1.7      1.3      1.5       1.6       1.2       1.3       1.4
CPI Inflation                                2.7       1.9      2.2      1.8       1.8       1.4       2.0       2.0
=====================================================================================================================
e = estimate; p = projection.
Sources: Statistics Canada and Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

This section outlines Ontario's current macroeconomic outlook, which is the basis for the fiscal plan. Ontario's economy is projected to grow at a modest pace in 2007 and 2008, and then strengthen over the following two years as it adjusts to the challenging global environment.

The Ministry of Finance is projecting real gross domestic product (GDP) growth of 1.9 per cent in 2007, 1.8 per cent in 2008, 2.4 per cent in 2009 and 2.8 per cent in 2010. In keeping with prudent fiscal practices, these projections are deliberately set below the average private-sector forecast in every year.

Over the 2002 to 2006 period, the resilient Ontario economy grew at a modest pace despite an increasingly challenging global economic environment. Oil prices increased from $26.10 US per barrel in 2002 to $66.10 US in 2006. Likewise, the
Canadian dollar increased from 63.7 cents US in 2002 to 88.2 cents US in 2006.
In 2006, the Ontario economy also had to contend with rising interest rates and weaker U.S. demand for Ontario's key exports.

Ontario's real GDP rose at an annual rate of 2.3 per cent in the second quarter of 2007, following growth of 3.2 per cent in the first quarter. Moderate growth is expected to continue through 2008 as U.S. demand remains soft and the higher
Canadian dollar and oil prices create challenges for Ontario businesses.

Ontario's strong economic fundamentals include a well-educated and highly skilled population, a diversified industrial structure, and modern infrastructure. These strong fundamentals ensure the province is well positioned to manage both the challenges and opportunities ahead. Ontario's strong economic foundation and a rebound in U.S. economic activity are expected to boost growth in 2009 and 2010. Business investment spending is expected to lead growth as firms invest to improve their competitive position. Continued employment growth, strong income gains, low interest rates and increasing wealth will support growing household spending. Ontario's exports are expected to strengthen as U.S.
auto demand picks up, the new Toyota plant in Woodstock comes on stream and exports to the rest of the world continue to accelerate.

PRIVATE-SECTOR FORECASTS
===================================================================================================================
Private-Sector Forecasts for Ontario Real GDP Growth                                                    Table 2
(Per Cent)
___________________________________________________________________________________________________________________
                                                            2007             2008            2009             2010
                                                 __________________________________________________________________

Conference Board of Canada (October)                         2.4              2.6             3.2              3.2
Global Insight (November)                                    1.8              2.0             2.0              2.4
Centre for Spatial Economics (July)                          1.7              2.1             2.7              2.9
University of Toronto (October)                              2.0              1.1             2.6              3.2
RBC Financial Group (October)                                1.9              1.8             2.5                -
Scotiabank Group (December)                                  1.9              1.6               -                -
TD Bank Financial Group (November)                           2.1              1.8             2.1                -
BMO Capital Markets (November)                               1.9              1.7               -                -
CIBC World Markets (October)                                 1.9              2.0               -                -
___________________________________________________________________________________________________________________
Private-Sector Survey Average                                2.0              1.9             2.5              2.9
___________________________________________________________________________________________________________________
Ontario's Planning Assumption                                1.9              1.8             2.4              2.8
===================================================================================================================
Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (December 5, 2007).
___________________________________________________________________________________________________________________

Economic projections are a key building block for the government's fiscal plan.
To establish reasonable and accountable economic projections, the Ministry of
Finance consults with private-sector forecasters. The Ontario Economic Forecast
Council was formed to obtain the best possible advice on macroeconomic forecasts and assumptions. Its members are Peter Dungan from the University of Toronto,
Ernie Stokes from the Centre for Spatial Economics, Dale Orr from Global
Insight, and Glen Hodgson from the Conference Board of Canada. The Minister of
Finance met with Council members and other private-sector forecasters in the process of preparing the 2007 Ontario Economic Outlook and Fiscal Review.

ONTARIO'S RESILIENCE IN THE FACE OF GLOBAL ECONOMIC CHALLENGES

The short-term Ontario economic outlook is influenced by external factors such as oil prices, the Canadian dollar exchange rate and U.S. economic growth. The next section discusses the challenging outlook for external factors in greater detail as well as the forecast for Ontario's exports. This is followed by a discussion of the outlook for investment, jobs, incomes, household spending and the housing market.

===================================================================================================================
Impacts of Changes in Key Assumptions on Ontario Real GDP Growth(1)                                        Table 3
(Percentage Point Increase)
___________________________________________________________________________________________________________________
                                                                                First Year             Second Year
                                                                       ____________________________________________

Canadian Dollar Depreciates by Five Cents US                                    0.2 to 0.9              0.7 to 1.4
World Crude Oil Prices Decrease by $10 US per Barrel                            0.3 to 0.7              0.1 to 0.5
U.S. Real GDP Growth Increases by One Percentage Point                          0.3 to 0.7              0.4 to 0.8
Canadian Interest Rates Decrease by One Percentage Point                        0.1 to 0.5              0.2 to 0.6
===================================================================================================================
(1) Impacts based on changes being sustained.
Source: Ontario Ministry of Finance.
___________________________________________________________________________________________________________________

Table 3 shows the typical range for the first- and second-year impacts of these external factors on Ontario real GDP growth. These estimates are based on historical relationships and illustrate the upper and lower limits for the average response. They show the implications of changes in key assumptions in isolation from changes to other external factors. The combination of changing circumstances can also have a substantial bearing on the actual outcome.

=====================================================================================================================
Key External Factors Affecting Ontario's Economy                                                          Table 4
Average Private-Sector Forecast
_____________________________________________________________________________________________________________________
                                           2007                    2008                   2009              2010
                                 ____________________________________________________________________________________

                                                     2007                   2007                   2007         2007
                                         2007        Fall        2007       Fall        2007       Fall         Fall
                                       Budget      Update      Budget     Update      Budget     Update       Update
                                 ____________________________________________________________________________________

Canadian Dollar                          85.8        93.4        87.2      100.8        87.3       98.1         96.7
   (Cents US)
Crude Oil                                60.0        71.7        59.7       78.3        60.0       72.3         68.6
   ($ US per Barrel)
U.S. Real GDP Growth                      2.7         2.1         3.0        2.4         3.1        2.9          2.8
   (Per Cent)
Three-Month Treasury Bill Rate            4.1         4.2         4.2        4.1         4.4        4.5          4.6
   (Per Cent)
10-Year Government Bond Rate              4.1         4.3         4.5        4.4         5.0        4.9          5.2
   (Per Cent)
=====================================================================================================================
Sources: Blue Chip Economic Indicators (November 2007) and Ontario Ministry of Finance Survey of Forecasts
(March 1, 2007 and December 5, 2007).
_____________________________________________________________________________________________________________________

COMPARISON TO THE 2007 ONTARIO BUDGET

[Chart 1: Private-Sector Forecasts - bar graph]

Since the 2007 Budget, there have been significant unanticipated changes in the economic environment. The Canadian dollar climbed above parity with the U.S.
dollar, reaching as high as $1.10 in November 2007. Oil prices reached a recent high of close to $100 US per barrel. Global financial turmoil and credit tightening have recurred as a result of the sub-prime mortgage crisis in the
United States. These developments have resulted in private-sector forecasters raising their projections for oil prices and the Canadian dollar, and lowering their projections for U.S. economic growth. As a result of these changing external conditions, private-sector projections for Ontario economic growth in
2008 and 2009 have been revised since the 2007 Budget. Ministry of Finance assumptions remain prudent compared to the private-sector average.

Despite these challenges, Ontario's economy continues to be resilient. Ontario's real GDP is expected to grow by 1.9 per cent in 2007 — 0.3 percentage points higher than the Ministry of Finance's 2007 Budget forecast. Employment is now expected to grow by 1.6 per cent — 0.5 percentage points above the Budget forecast. Incomes have grown strongly in the first half of the year and are expected to surpass the 3.9 per cent growth projected in the 2007 Budget.
Corporate profits are now expected to grow by 7.0 per cent in 2007, ahead of the prudent Budget projection of 1.1 per cent growth. Nominal GDP is now expected to grow by 5.0 per cent, above the 3.1 per cent projected in the Budget.

=======================================================================================================================
The Ontario Economy in 2007                                                                                    Table 5
(Per Cent Change)
_______________________________________________________________________________________________________________________
                                                                                 2007 Budget          2007 Fall Update
                                                                  _____________________________________________________

Real Gross Domestic Product                                                              1.6                       1.9
   Personal consumption                                                                  2.8                       3.0
   Residential construction                                                             (3.0)                     (0.2)
   Non-residential construction                                                          2.5                       3.8
   Machinery and equipment                                                               6.5                       4.9
   Exports                                                                               1.5                       1.5
   Imports                                                                               2.5                       3.0
Nominal Gross Domestic Product                                                           3.1                       5.0

Other Economic Indicators
   Retail sales                                                                          3.6                       3.6
   Housing starts (000s)                                                                68.0                      68.0
   Personal income                                                                       3.9                       5.3
   Wages and salaries(1)                                                                 3.9                       4.9
   Corporate profits                                                                     1.1                       7.0
   Consumer Price Index                                                                  1.3                       1.8

Labour Market
   Employment                                                                            1.1                       1.6
   Job creation (000s)                                                                    71                       103
   Unemployment rate (per cent)                                                          6.3                       6.4
=======================================================================================================================
(1) Includes supplementary labour income.
Source: Ontario Ministry of Finance.
_______________________________________________________________________________________________________________________

CHALLENGING EXTERNAL ECONOMIC ENVIRONMENT

U.S. SUB-PRIME MORTGAGE DEFAULTS CHALLENGE
FINANCIAL MARKET LIQUIDITY

[Chart 2: U.S. Sub-Prime Fallout - line graph]

The recent rise in U.S. sub-prime mortgage defaults and the corresponding effect on global financial markets represent a new challenge for Ontario's economy. For example, much of the rise in the Canadian dollar since August is a consequence of anticipated economic weakness and interest rate cuts in the United States, largely triggered by the sub-prime mortgage default crisis. There has also been a corresponding tightening in credit conditions around the world.

Many of the U.S. sub-prime mortgages were repackaged into securities and sold around the world. Many of these collateralized debt obligations (CDOs) were backed by high-yield bonds and loans as well as mortgages. These new, complex financial arrangements resulted in a lack of transparency, making it difficult for investors to determine the underlying value of the assets. The higher default rate for sub-prime mortgages resulted in extreme risk aversion for securities backed by these assets even if the exposure was not large.
Uncertainty among market participants began to build in early August 2007, and perceptions of risk rose. Risk aversion increased. Financial institutions increased their cash holdings due to uncertainty about their exposure, squeezing liquidity.

As events unfolded around the world, central banks, including the Bank of
Canada, moved quickly to provide significant amounts of liquidity to their financial systems to keep interest rates from rising. The U.S. Federal Reserve has cut its federal funds rate and its discount rate since the crisis began in early August. Following the crisis, the European Central Bank and the Bank of
Canada held off on interest rate hikes that had previously been expected. The
Bank of Canada cut the overnight rate by 25 basis points on December 4, noting that the deteriorating international credit markets conditions point to greater risks of weakness ahead. U.S. mortgage delinquencies are expected to rise over coming quarters as large waves of sub-prime loan renewals are reset at higher interest rates. As a result, further financial market volatility may occur. To date, though, effective action by the Bank of Canada has kept Canadian financial markets working smoothly and Ontario is confident markets will continue to operate effectively.

There is uncertainty about the extent and duration of the tightening of credit conditions in Canada and about the tempering effect this may have on growth.
Since the summer, credit spreads for riskier types of loans have widened, leading to higher borrowing costs for some businesses and consumers. Tightening credit conditions could cause lenders to make it more difficult for borrowers to obtain business and consumer loans. Weakened business or consumer confidence arising from tighter credit conditions could also restrain spending, which could dampen economic growth.

The recent global liquidity crisis has not materially affected the Province's liquidity. Details on Ontario's exposure to asset-backed commercial paper are discussed in Annex IV: Borrowing and Debt Management.

INTEREST RATES TO TREND MODESTLY HIGHER

[Chart 3: 10-Year Government of Canada Bond Rate - bar graph]

Interest rates affect consumer spending and business investment as well as the projected expense for interest on the Province's debt.

Once the current market turbulence is over, interest rates are expected to trend up gradually. Private-sector forecasters project Canadian three-month treasury bill rates will average 4.2 per cent in 2007, 4.1 per cent in 2008, 4.5 per cent in 2009 and 4.6 per cent in 2010. There is a wide range of views on three-month treasury bill yields next year, ranging from a low of 3.0 per cent to a high of
4.8 per cent. Private-sector forecasts for 10-year Government of Canada bonds in
2008 range from a low of 3.7 per cent to a high of 4.9 per cent. Ministry of
Finance interest rate assumptions are deliberately set above average private-sector forecasts. Although interest rates are projected to edge higher over the medium term, they are expected to remain well below their historical averages.

==================================================================================================================
Canadian Interest Rate Outlook                                                                            Table 6
(Annual Per Cent)
__________________________________________________________________________________________________________________
                                                        2007p            2008p             2009p            2010p
                                             _____________________________________________________________________

Three-Month Treasury Bill Rate                            4.1              4.2               4.6              4.7
10-Year Government Bond Rate                              4.3              4.5               5.0              5.3
==================================================================================================================
p = projection.
Source: Ontario Ministry of Finance.
__________________________________________________________________________________________________________________

UNITED STATES SET TO OVERCOME SETBACKS

[Chart 4: U.S. Real GDP Growth - bar graph]

The economic performance in the United States is critical for Ontario as the lion's share of the province's international merchandise exports is U.S.-bound.
Private-sector forecasters expect U.S. GDP growth of 2.1 per cent in 2007, well below the previous three years when growth averaged 3.2 per cent.

Growth in the United States is expected to improve as financial market concerns are resolved and the housing market recovers. Real GDP growth in the United
States is expected to grow by 2.4 per cent in 2008, 2.9 per cent in 2009 and 2.8 per cent in 2010. A pickup in U.S. growth is important to Ontario exports, particularly U.S. spending on autos and building materials produced in Ontario.

OIL PRICES ARE EXPECTED TO REMAIN HIGH

[Chart 5: Crude Oil Prices - line graph]

Higher oil prices, which raise costs for Ontario businesses and consumers, tend to dampen economic growth. Oil prices rose over 150 per cent from $26.10 US per barrel in 2002 to $66.10 US per barrel in 2006. In 2007, oil prices soared from less than $50 US per barrel in mid-January to a new record high of $99.29 US per barrel in November. This was a result of strong global demand, numerous refinery outages and geopolitical risks. It was also due to continued production restraint by OPEC (Organization of the Petroleum Exporting Countries) members and slower-than-expected growth in non-OPEC supply, which helped tighten oil-market supply-and-demand balance.

Private-sector forecasters expect oil prices to remain elevated over the forecast horizon, as healthy global demand and limited surplus capacity will keep markets relatively tight and vulnerable to supply disruptions.
Private-sector forecasters call for oil prices to average $78.30 US per barrel in 2008, $72.30 US per barrel in 2009 and $68.60 US per barrel in 2010.
Significant volatility still exists in oil markets as analysts' projections for
2008 range from less than $60 US per barrel to $80 US per barrel.

STRONGER CANADIAN DOLLAR CHALLENGES BUSINESS

[Chart 6: Canadian Dollar - line graph]

The stronger Canadian dollar is a serious challenge for businesses as it makes it more difficult to compete with foreign producers, both in the Canadian market and abroad.

On a trade-weighted basis, the Canadian dollar has appreciated more than any other major currency since the beginning of 2002, creating challenges for
Ontario's economy — in particular, Ontario's export-oriented manufacturing, agriculture and forestry sectors. Travel from the United States to Ontario also has been adversely affected by the strength of the dollar. However, the higher dollar lowers the cost of imported machinery and equipment since about 60 per cent is imported, providing a good opportunity for factories to upgrade technology and improve efficiencies.

The Canadian dollar has appreciated by about 65 per cent from early 2002 to
November 2007, climbing above parity with the U.S. currency in late September for the first time since November 1976. The dollar has been quite volatile this year. From a low of 84.2 cents US on February 8, the dollar climbed to a high of
110.3 cents on November 7. Recently, it has eased back to trade below parity with the U.S. dollar. Through all this, the Canadian dollar has averaged about
93 cents US so far in 2007, on pace to mark the fifth straight annual increase.
Private-sector forecasters expect it to average about 98.5 cents US per year in
2008 through 2010.

There is a significant divergence of views on the Canadian dollar, with forecasts ranging from an annual average of 104.7 cents US to 92.6 cents US next year. The wide range of projections reflects differing views about global growth, commodity prices and the long-run fair value of the dollar.

HIGH DOLLAR WILL CHALLENGE ONTARIO'S TRADE PERFORMANCE

Ontario's net export balance has diminished in both value and volume due to reduced exports to the United States, largely attributable to the strong
Canadian dollar and weaker U.S. demand. While exports to the United States have declined, those to the rest of the world have increased dramatically. Over the past five years, the Canadian dollar value of Ontario merchandise exports to the
United States declined by 7.4 per cent while exports to other countries nearly doubled (+93.8 per cent). This has occurred to a lesser degree on the import side. Over the 2002 to 2006 period, the value of Ontario imports from the United
States fell 2.8 per cent, while imports from all other countries grew 38.5 per cent, with China accounting for nearly half of that growth.

In recent years, interprovincial trade has also increased in importance to
Ontario, accounting for 31.5 per cent of the value of Ontario's exports in 2006.
Strong growth in Western Canada is expected to continue to boost Ontario's exports.

Weaker growth in the United States, a stronger Canadian dollar and restructuring in the auto industry will hold down exports in the near term. However, the opening of a new Toyota plant in Woodstock in 2008 will give exports a lift. The auto sector currently accounts for 41 per cent of Ontario's international merchandise exports, with 97 per cent of auto exports destined for the United
States.

Strong global growth, particularly from India and China, will provide ongoing strength for Ontario industrial goods and materials exports.

Ontario real exports are projected to rise by 1.5 per cent in 2007. In 2008, real export growth is expected to slow to 1.0 per cent due to weaker U.S.
demand. Real export growth is expected to strengthen in 2009 and 2010, averaging
2.7 per cent, reflecting stronger domestic demand in the United States and buoyant global demand. There is a wide range of views on the outlook for
Ontario's trade balance, reflecting different views on the dollar, U.S. demand and how quickly Ontario exporters will adjust to the competitive global market.

INFLATION WILL REMAIN STABLE

[Chart 7: Ontario CPI Inflation Rate - bar graph]

Ontario's consumer price index (CPI) inflation rate has been low and stable in recent years, averaging 2.1 per cent over the 2002 to 2006 period. It was 2.3 per cent in October and has averaged 1.7 per cent so far in 2007.

Inflation is expected to remain well contained over the forecast horizon.
Ontario's CPI inflation rate is expected to fall to 1.4 per cent in 2008. This incorporates the one percentage point cut in the federal goods and services tax
(GST) on January 1, 2008 that will reduce the CPI inflation rate by an estimated
0.6 per cent. Ontario's CPI inflation rate is expected to average 2.0 per cent in 2009 and 2010. The average private-sector forecast for Ontario inflation for
2009 to 2010 ranges from a low of 1.8 per cent to a high of 2.3 per cent. The narrow forecast range over the medium term reflects the private sector's view that the Bank of Canada's monetary policy will succeed in keeping inflation near the mid-point of its one to three per cent target range.

CONTINUED STRONG AND RESILIENT DOMESTIC ECONOMY

STRONG INVESTMENT SPENDING TO CONTINUE

[Chart 8: Real Business Investment - bar graphs]

The outlook for business investment remains positive over the forecast horizon.
Healthy balance sheets will continue to contribute to a positive investment climate. Ontario corporate profits have expanded in the last several years, reaching 11.5 per cent of GDP in 2006. Corporate profits as a share of GDP are projected to average 12.0 per cent in 2007 through 2010, above the historical average of 10.0 per cent. Corporate profits are projected to increase by 7.0 per cent in 2007 and by an average of 5.2 per cent from 2008 through 2010.

Investment spending rose strongly over the 2002 to 2006 period. Real machinery and equipment spending advanced by an average of 5.2 per cent and non-residential investment grew by 2.8 per cent annually. Strong investment spending has continued through the first half of 2007, with real machinery and equipment spending up 6.1 per cent and real non-residential construction spending up 5.1 per cent over the same period of 2006.

Machinery and equipment investment gives firms access to leading-edge technologies, improving productivity and enhancing competitiveness. Lower costs of imports will continue to contribute to strong investment in machinery and equipment. Real spending on machinery and equipment is projected to rise by 4.9 per cent in 2007, and 5.0 per cent annually from 2008 through 2010.

Strong growth in commercial and industrial construction is also expected, reflecting investment by utilities; transportation and warehousing; retail trade; and finance, insurance and real estate. Total real commercial and industrial construction spending is expected to increase by 3.8 per cent in
2007, and 2.9 per cent annually from 2008 through 2010.

MORE JOBS WILL BE CREATED

[Chart 9: Employment - bar graph]

Almost 418,000 net new jobs have been created since October 2003. Over 95 per cent of those jobs were in occupations that paid an average over $19.50 per hour, including jobs in natural and applied sciences, management, social sciences, and education. The strongest job growth over the past four years has occurred in:

•    educational services (109,600)

•    wholesale and retail trade (80,600)

•    health care and social services (56,300)

•    finance, insurance, real estate and leasing (56,100)

•    information, culture and recreation (43,700)

•    professional, scientific and technical services (37,600)

•    construction (36,200).

•    public administration (31,900)

So far this year, the Ontario economy has created 102,800 net new jobs, with full-time positions accounting for 60 per cent of the increase. Job gains have been broadly based in the service sector and include 33,600 new positions in health care and social services; 29,900 in accommodation and food services;
23,600 in professional, scientific and technical services; and 19,500 in education. On the goods-producing side, the construction industry added 8,700 jobs and utilities created 9,600 jobs.

Employment is expected to grow by 1.6 per cent for 2007 as a whole, following a
1.5 per cent gain in 2006. The unemployment rate is anticipated to average 6.4 per cent in 2007 — compared to a 10-year average of 6.8 per cent. Ontario is projected to create an additional 82,000 jobs in 2008, an increase of 1.2 per cent. Job growth is expected to pick up in 2009 and 2010, with an average increase of 1.3 per cent each year.

INCOMES WILL CONTINUE TO GROW

[Chart 10: Real After-Tax Income - bar graph]

Over the 2002 to 2006 period, personal income grew strongly, rising by an annual average of 3.9 per cent, contributing to a 2.6 per cent annual gain in inflation-adjusted after-tax income. This rise reflects strong gains in labour income as employment growth averaged 1.8 per cent and hourly wage growth averaged 2.6 per cent a year.

Real after-tax income is up 3.6 per cent over the first half of 2007, reflecting buoyant labour income, unincorporated business income and investment income.
Both total personal and labour income growth are solid, reflecting strong job creation, up 1.6 per cent, and healthy wage gains, up 2.8 per cent.

Personal income is projected to grow by 5.3 per cent in 2007, or 3.0 per cent after adjusting for inflation and taxes. Personal income growth is expected to soften to 3.8 per cent in 2008, leading to a 2.6 per cent increase in real after-tax income. Looking ahead, personal income is forecast to grow by an average of 4.4 per cent in 2009 and 2010, in part reflecting stronger employment growth. Real after-tax income is expected to increase by an average of 2.7 per cent in 2009 and 2010.

EMPLOYMENT AND INCOME GAINS WILL FUEL HOUSEHOLD SPENDING

[Chart 11: Real Consumer Spending - bar graph]

Solid income growth has led to healthy household finances and strong consumer spending growth. Over the 2002 to 2006 period, retail sales expanded by an average of 4.3 per cent a year. Over the first nine months of 2007, they were up 3.7 per cent.
Home-related purchases remain robust, with sales at furniture, home furnishings and electronics stores expanding 8.3 per cent in the first nine months of this year.
Sales at new car dealers are up just 0.1 per cent compared to the same period last year, reflecting modest unit sales and lower prices. The moderate growth in new car sales has limited the growth in overall retail sales since new car sales normally account for about 20 per cent of Ontario retail sales. Retail sales are expected to grow by 3.6 per cent in 2007, 3.4 per cent in 2008, and by an average of 4.1 per cent in 2009 and 2010.

Consumer spending on both goods and services, in real terms, increased by a robust 3.4 per cent annually over the 2002 to 2006 period. Over the first half of this year, real personal expenditure rose by 3.8 per cent over the same period last year. Real consumer spending is expected to rise by 3.0 per cent in
2007, 2.4 per cent in 2008 and then average 2.8 per cent in 2009 and 2010, in line with real after-tax income.

HOUSING MARKET REMAINS HEALTHY

[Chart 12: Ontario Housing Starts - bar graph]

Ontario's housing market was a source of strength in the economy over the 2002 to 2006 period. Housing starts averaged 81,200 units annually, outperforming expectations. Housing resales also soared, reaching record levels in 2002, 2003 and 2004, and averaging gains of 3.7 per cent over the 2002 to 2006 period.

Ontario's housing market remains strong, with housing resales set to reach record levels in 2007. Housing starts have eased from 73,400 units in 2006 to an annual rate of 68,600 units so far this year. Rising house prices and upward movement in mortgage rates have dampened housing affordability, but new mortgage products such as longer amortization loans have helped to offset these effects and increased accessibility for buyers.

Housing starts are expected to total 68,000 units in 2007 and average 66,300 units over the 2008 to 2010 period. Ongoing strong international immigration will boost overall population and result in the creation of an average of 72,000 new Ontario households a year from 2008 through 2010.

Ontario's resale market has continued to surpass expectations. After slowing slightly in 2005 and 2006, home resales have surged in 2007 and are up over 10 per cent so far this year. Resales are projected to rise by 9.0 per cent in 2007 before easing by 2.9 per cent in 2008, and then to grow by an average of 1.5 per cent in 2009 and 2010. Strong demand has put upward pressure on prices. The average price of an Ontario home is projected to increase from $299,000 in 2007 to $329,000 in 2010, an increase of close to 10 per cent. Ontario's housing market is expected to remain healthy. There is little evidence of overbuilding and although housing prices have increased, low interest rates and strong income growth mean that mortgage payments as a share of household income remain well below the peak in 1990.

Ontario's housing market does not face the same risks as the U.S. market.
Adjustable-rate mortgages are less prevalent in Canada, with the sub-prime mortgage market accounting for only five per cent of total mortgage originations in Canada in 2006 compared to 22 per cent in the United States. In addition,
Canadian financial institutions have tighter lending standards and most homebuyers in Canada must purchase insurance if they lack the required 20 per cent down payment.

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

The Ministry of Finance's outlook for the major external factors shaping
Ontario's economic prospects is closely tied to private-sector forecasts. These factors include the U.S. economic outlook, interest rates, Canadian dollar exchange rate, oil prices and economic growth in the rest of Canada. The
Ministry of Finance's forecast for real GDP growth is deliberately prudent, 0.1 percentage point below the average private-sector forecast in every year.
Developing revenue estimates requires highly detailed economic forecasts that often go well beyond what is readily available from most private-sector forecasters. As such, the more detailed components of the outlook, such as those in this table, are based on a combination of private-sector forecasts and macro-econometric models. Professional judgment also plays a role, especially in interpreting model results, judging the reasonableness of private-sector forecasts and incorporating the latest information.

Table 7 shows the key details of the Ministry of Finance's economic outlook for the 2007 to 2010 period.

=====================================================================================================================
The Ontario Economy, 2005 to 2010                                                                            Table 7
(Per Cent Change)
_____________________________________________________________________________________________________________________
                                                             Actual                                        Projected
                                              _______________________________________________________________________

                                                   2005        2006        2007       2008        2009          2010
                                              _______________________________________________________________________

Real Gross Domestic Product                         2.9         2.1         1.9        1.8         2.4           2.8
   Personal consumption                             3.6         3.5         3.0        2.4         2.7           2.9
   Residential construction                         1.8         1.1        (0.2)       0.9         2.0           2.5
   Non-residential construction                     3.6        10.4         3.8        2.9         2.7           3.0
   Machinery and equipment                          9.1        11.2         4.9        5.4         5.0           4.5
   Exports                                          2.2        (0.2)        1.5        1.0         2.5           2.9
   Imports                                          3.9         2.7         3.0        2.7         3.0           3.0
Nominal Gross Domestic Product                      3.9         3.9         5.0        3.8         4.0           4.7

Other Economic Indicators
   Retail sales                                     4.8         4.1         3.6        3.4         4.1           4.2
   Housing starts (000s)                           78.8        73.4        68.0       65.0        66.0          68.0
   Personal income                                  4.5         4.8         5.3        3.8         4.3           4.5
   Wages and salaries(1)                            5.0         4.5         4.9        3.8         4.0           4.2
   Corporate profits                              (1.8)         3.9         7.0        5.4         4.9           5.2
   Consumer Price Index                             2.2         1.8         1.8        1.4         2.0           2.0

Labour Market
   Employment                                       1.3         1.5         1.6        1.2         1.3           1.4
   Job creation (000s)                               81          95         103         82          86            94
   Unemployment rate (per cent)                     6.6         6.3         6.4        6.6         6.4           6.3
=====================================================================================================================
(1) Includes supplementary labour income.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation and Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

Section C: Ontario's Fiscal Plan
________________________________________________________________________________

The government's sound leadership and prudent fiscal management have resulted in a steady improvement from the inherited $5.5 billion deficit in 2003-04 to the
$2.3 billion surplus recorded in 2006-07. The solid progress made in the
Province's fiscal position is also reflected in the improvement in the level of
Provincial debt relative to Ontario's gross domestic product (GDP), which improved from 25.2 per cent in 2003-04 to 19.1 per cent in 2006-07 — its lowest level in 15 years.

While eliminating the deficit over this period, the government has also worked to restore public services by increasing funding to priority areas such as health care, education, social services, postsecondary education and training, and infrastructure.

Moving forward, the government is projecting ongoing and sustainable balanced budgets over the medium term. In fact, despite the slower economic growth outlook for 2008 and 2009, the Province is on track to deliver five consecutive balanced budgets between 2005-06 and 2009-10.

The fiscal plan remains prudent in the face of a slower economic growth outlook, with reserves of $0.8 billion in 2007-08 and $0.9 billion in 2008-09 and
2009-10.

[Chart 13: Ontario's Strong Fiscal Performance - bar graph]

KEY ELEMENTS OF ONTARIO'S MEDIUM-TERM FISCAL PLAN

The Fiscal Transparency and Accountability Act, 2004 sets out a number of criteria that the Province's fiscal plan must meet. These criteria ensure the highest level of transparency and accountability in fiscal planning and reporting.

The act requires the Ontario Government to plan for balanced budgets, which is reflected in the fiscal plan outlined in the 2007 Ontario Economic Outlook and
Fiscal Review. Key elements of the government's fiscal plan that will ensure the achievement of ongoing balanced budgets include:

•    making disciplined decisions that hold the average annual rate of growth in total expense to less than the average annual rate of growth in total revenue over the medium term

•    taking decisive action to strengthen Ontario's economic advantage through a plan to enhance competitiveness and invest in people and communities and infrastructure

•    promoting principled and sustainable federal-provincial fiscal arrangements

•    maintaining a prudent debt-to-GDP ratio

•    maintaining a cautious and prudent fiscal plan, including an annual reserve.

2007-08 FISCAL OUTLOOK

The government is currently projecting a balanced budget in 2007-08. This represents an in-year improvement of $400 million from the 2007 Ontario Budget
Plan and is consistent with the outlook presented in the 2007-08 First Quarter
Ontario Finances. Additional information on 2007-08 revenue and expense projections can be found in Section D: Ontario's Revenue Outlook and Section E:
Ontario's Expense Outlook.

============================================================================
2007-08 Fiscal Outlook — In-Year Change                            Table 8
($ Millions)
____________________________________________________________________________

                                       Budget        Current
                                         Plan        Outlook        In-Year
                                      2007-08        2007-08         Change
                              ______________________________________________

Revenue                                91,503         94,100          2,597
Expense
   Programs                            82,030         84,283          2,253
   Interest on Debt                     9,123          9,067           (56)
                              ______________________________________________

Total Expense                          91,153         93,350          2,197
Reserve                                   750            750              -
                              ______________________________________________
Surplus/(Deficit)                       (400)              0            400
============================================================================

Total revenue in 2007-08 is currently projected to be $94,100 million, an increase of $2,597 million from the 2007 Budget Plan and $2,014 million from the
2007-08 First Quarter Ontario Finances. This increase is primarily due to a higher taxation revenue outlook, which is boosted by higher revenues related to processing of prior years' tax returns. In-year revenue changes are discussed in greater detail in Section D: Ontario's Revenue Outlook.

The total expense outlook at $93,350 million is a net $2,197 million higher than the 2007 Budget Plan and up $2,014 million from the 2007-08 First Quarter
Ontario Finances. This is mainly due to increased spending associated with the government taking decisive action to strengthen Ontario's economic advantage by enhancing Ontario's competitiveness, and investing in its people and communities as well as infrastructure.

MEDIUM-TERM FISCAL OUTLOOK

The government is projecting balanced budgets in each year over the medium term, while remaining prudent in light of the slower economic growth outlook in 2008 and 2009 than projected at the time of the 2007 Budget.

As compared to 2007-08, the revenue outlook in 2008-09 and 2009-10 is moderated by a slower economic growth outlook in 2008 and 2009, reflecting a slower growth outlook for the U.S. economy, higher oil prices and a higher Canadian dollar.
The expense outlook continues to reflect the government's commitment to building and investing in public services as outlined in the 2007 Moving Forward Together campaign platform.

Overall, the fiscal outlook remains prudent, and a balanced budget is projected in both 2008-09 and 2009-10. The prudent fiscal outlook is reflected explicitly in the reserves, which are set at $0.8 billion in 2007-08 and $0.9 billion in each year over the medium term, in recognition of the risks that could materialize due to unanticipated changes in Ontario's economic outlook or in
Provincial revenue and expense.

The improvement in Ontario's fiscal position is also reflected in an improving
Provincial debt-to-GDP ratio. Since 2003-04, Ontario's debt-to-GDP ratio (debt is defined as accumulated deficit) has improved from 25.2 per cent to 19.1 per cent in 2006-07 -- its lowest level in 15 years. It is now projected to improve even further to 18.2 per cent in 2007-08, and to 16.9 per cent by 2009-10.

The following table provides the Province's medium-term fiscal plan and outlook for 2006-07 to 2009-10. Further details are included in Section F: Details on
Ontario's Finances.

=====================================================================================================================
Medium-Term Fiscal Plan and Outlook                                                                          Table 9
($ Billions)
_____________________________________________________________________________________________________________________
                                                               Actual                 Current Outlook
                                                                       ______________________________________________

                                                              2006-07        2007-08         2008-09         2009-10
                                                        _____________________________________________________________

Revenue                                                          90.4           94.1            95.7            99.0
Expense
   Programs                                                      79.3           84.3            85.6            88.8
   Interest on Debt                                               8.8            9.1             9.2             9.4
                                                        _____________________________________________________________

Total Expense                                                    88.1           93.4            94.8            98.2
Reserve                                                             -            0.8             0.9             0.9
                                                        _____________________________________________________________

Surplus/(Deficit)                                                 2.3            0.0             0.0             0.0

=====================================================================================================================
Note: Numbers may not add due to rounding.
_____________________________________________________________________________________________________________________

FISCAL PRUDENCE

The government is applying a disciplined approach to balancing strategic investments in key priority areas with a plan to achieve fiscal balance every year. The fiscal plan includes key elements of prudence each year to help protect the government's overall fiscal objectives and ensure the achievement of fiscal targets.

Consistent with the Fiscal Transparency and Accountability Act, 2004, the fiscal plan incorporates prudence in the form of a reserve, in recognition of the risks that could materialize due to unanticipated changes in Ontario's economic outlook or in Provincial revenue and expense.

In light of the slower economic growth outlook and other risks to the economic outlook, the fiscal plan now includes reserves of $0.8 billion in 2007-08, and
$0.9 billion in 2008-09 and 2009-10. While the reserve is higher over the medium term than the current year to better reflect the uncertain nature of the medium-term revenue and expense projections, it has been lowered from the levels in the 2007 Budget to offset the impact of slower economic growth in 2008 and
2009, and to reflect the reserve as outlined in the 2007 Moving Forward Together campaign platform.

RISKS AND THE FISCAL OUTLOOK

The fiscal outlook is subject to change and reflects a continuum of information that begins with the Budget and ends with the Public Accounts. As new information affecting the economic, revenue and expense assumptions arises throughout the year, the fiscal forecasts change. In this context, it is important to note that the forecasts presented in economic and fiscal updates, including the 2007 Ontario Economic Outlook and Fiscal Review, represent a point in time along this continuum and are based on the best available information at the time.

The revenue forecast includes assumptions about tax-return filings and growth of key factors such as wages, salaries, disposable income and housing prices. It also reflects current federal-provincial funding arrangements and funding formulas for major health and social transfers. Developing revenue estimates also requires highly detailed economic forecasts, which include assumptions about factors such as the U.S. economic outlook, the Canadian dollar exchange rate, oil prices and economic growth in the rest of Canada.

Variances from revenue estimates arise due to inherent uncertainties involved in predicting the future and lags in information flows. A variance in any of the key factors underlying the revenue assumptions could result in a change to the revenue forecast. A sensitivity analysis of key revenue assumptions and factors is provided in Section D: Ontario's Revenue Outlook.

The total expense forecast includes assumptions about program growth and demands, as well as additional planned spending in key priority areas. As many ministries' expense forecasts are based on assumptions about utilization, enrolment or caseloads, a change in these factors could impact total expense, causing changes in the overall fiscal forecast. Section E: Ontario's Expense
Outlook provides a sensitivity analysis of the key factors affecting the expense forecast.

For example, a change of one per cent to total revenue or total expense in
2009-10 represents about a $1.0 billion change in the Province's overall fiscal outlook. While this change may be small compared to the government's overall budget, it can cause significant swings in the Province's surplus/deficit. It is due to this type of uncertainty that the fiscal plan includes prudence in the form of a revenue forecast based on prudent economic assumptions, contingency funds and a reserve. Prudent economic assumptions include growth rates for real
GDP that are set lower than the average of private-sector forecasts in each year. These forms of prudence exist to help offset any negative impact to the fiscal plan that could result from even a small variance in the revenue and expense forecast.

As the factors and assumptions comprising the revenue and expense forecasts interact and shift, fiscal and economic updates at various times of the fiscal cycle may include adjustments to the revenue and expense forecasts to reflect these changes. Updates such as those provided in the 2007 Ontario Economic
Outlook and Fiscal Review are based on the best available information, and provide transparency around the changes to the fiscal forecast and information on key risks and sensitivities that may affect the fiscal plan.

MAINTAINING A PRUDENT DEBT-TO-GDP RATIO

A key element of the government's medium-term fiscal plan is the commitment to maintain a prudent level of Provincial debt (where debt is defined as accumulated deficit) relative to the size of Ontario's economy as measured by nominal GDP. Ongoing debt accumulation can significantly limit the extent to which vital public services can be funded, as increasing debt charges can crowd out funds available for spending on government priorities. Responsible fiscal management, therefore, needs to be long term in nature to ensure that future generations are not faced with the erosion of key programs and services.

[Chart 14: Continual Improvement in Ontario's Debt-to-GDP Ratio - line graph]

In line with Ontario's strong fiscal performance in recent years, the Province's debt-to-GDP ratio improved from 25.2 per cent in 2003-04 to 19.1 per cent by
2006-07 — its lowest level in 15 years. It is projected to improve even further to 16.9 per cent by 2009-10.

Section D: Ontario's Revenue Outlook
________________________________________________________________________________

The revenue forecast reflects the best use of information available at the time the fiscal plan is developed, including the Ministry of Finance's economic outlook and the estimated impacts of government policy decisions.

Since the 2007 Ontario Budget, the strength of the economy in 2007 has raised the taxation revenue base for 2007-08 and beyond. The taxation revenue outlook is also boosted by recent information related to processing of prior years' tax returns.

There are, however, still risks to the 2007-08 outlook, with important revenue information still to come later in the year. Changes in the current environment, especially the stronger Canadian dollar and higher oil prices, could affect economic performance over the rest of the fiscal year. As well, as past years'
tax return processing is finalized over the coming months, the revenue outlook could change. Corporations Tax revenues are subject to the greatest uncertainty.

Growth in taxation revenues in 2008-09 and 2009-10 is moderated by a slower economic growth outlook for 2008 and 2009, reflecting a higher Canadian dollar, higher oil prices and a slower growth outlook for the U.S. economy. Uncertainty still exists over the medium term, particularly as it relates to potential sub-prime mortgage developments in the United States and their impacts on global financial markets. For more details on the economic outlook, see Section B:
Ontario's Economic Outlook.

The revenue outlook reflects current federal-provincial funding arrangements and formulas for major health and social transfers. The outlook for Government of
Canada Transfers has increased since the 2007 Budget due to new funding arrangements announced in the 2007 federal budget and revised estimates of
Ontario's Canada Health Transfer and Canada Social Transfer entitlements.

The revenue outlook reflects a number of policy measures, including new tax measures and the government's decision to upload from municipalities the total cost of the Ontario Disability Support Program and Ontario Drug Benefits for
social assistance recipients over four years starting in 2008. Municipalities currently reimburse the Province for a portion of the costs of delivering these programs. By the time it is fully implemented in 2011, the upload will save municipalities $935 million a year. Tax measures are discussed in greater detail in Annex II: Enhancing Ontario's Tax Competitiveness.

INHERENT UNCERTAINTY IN FORECASTING REVENUES

[Chart 15: 2006-07 Tax Revenue - bar graph]

Variances from revenue estimates arise due to the inherent uncertainties of predicting the future and lags in information flows. In recent years, actual revenues have been higher than estimated for reasons outlined in each year's provincial annual report. For example, 2006-07 taxation revenues were $3 billion higher than projected in the 2006 Budget Plan, mainly due to higher-than-expected Personal Income Tax and Corporations Tax revenue performance in 2006-07 and adjustments in these tax revenues related to earlier years. Other Canadian jurisdictions have had similar experiences. As Chart 15 shows, in 2006-07, Ontario taxation revenues were 5.0 per cent above forecast compared to the 7.4 per cent absolute average variance for other Canadian jurisdictions.

Taxation revenue estimates based on the economic outlook are largely developed using macro-econometric and micro-simulation models. Model-based forecasting that captures the relationship between a revenue source and its main economic drivers, given the structure of the tax system, is generally accepted as a best practice. Key assumptions and risks related to each major revenue source are discussed below. Additional details on the impact of changes in key planning assumptions are provided in Table 15, Selected Economic and Revenue Risks and
Sensitivities.

SOURCES OF 2007-08 REVENUE CHANGE SINCE 2007 ONTARIO BUDGET

=====================================================================================================================
Summary of 2007-08 In-Year Revenue Change Since 2007 Ontario Budget                                         Table 10
($ Millions)
_____________________________________________________________________________________________________________________
Taxation Revenue
   Personal Income Tax                                                          1,033
   Corporations Tax                                                               816
   Ontario Health Premium                                                          92
   Gasoline Tax                                                                   (53)
   Tobacco Tax                                                                    (78)
   Land Transfer Tax                                                              183
   Electricity Payments-In-Lieu of Taxes                                          (42)
   All Other Taxes                                                                173
                                                                                                               2,124
Government of Canada
   Canada Health and Canada Social Transfer                                       464
   All Other Government of Canada                                                 140
                                                                                                                 604
Income from Government  Business Enterprises
   Ontario Lottery and Gaming Corporation                                         (15)
   Ontario Power Generation Inc. and Hydro One Inc.                               (84)
                                                                                                                 (99)

Other Non-Tax Revenue                                                                                            (32)

Total Revenue Change                                                                                           2,597
=====================================================================================================================
Source: Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

Personal Income Tax (PIT) is estimated to be $1,033 million above forecast in
2007-08 mainly due to stronger 2007 wages and salaries growth and higher revenues from processing 2006 tax returns. Since the 2007 Budget, processing of
2006 and prior years' tax returns has increased 2006-07 revenues above Budget estimates, raising the base upon which growth is applied in forecasting PIT revenues for 2007-08 and beyond. Higher revenues than estimated in the 2006-07
Public Accounts result in a one-time increase to PIT revenues of $250 million in
2007-08 as variances from past Public Accounts estimates are included in the current year. Personal Income Tax revenues in 2007-08 also include a $120 million payment from the federal government in respect of past years' taxes.
Also included is the impact of tax measures announced in the 2007 federal budget that Ontario paralleled and new proposed Ontario tax measures. Annex II:
Enhancing Ontario's Tax Competitiveness outlines proposed new tax initiatives.

Corporations Tax (CT) revenues for 2007-08 are estimated to be $816 million above the
2007 Budget projection mainly due to stronger 2007 corporate profit growth and higher revenues from processing prior-year tax returns. Since the 2007 Budget, processing of 2006 tax returns has increased estimated 2006-07 CT revenues. This has raised the revenue base upon which growth is applied in forecasting CT revenues for 2007-08 and beyond. Tax return processing has also boosted revenues above the estimates in the 2006-07 Public Accounts. This has resulted in a one-time increase to CT revenues of $400 million in 2007-08 as changes to estimates from past Public Accounts are reflected in the current year. The CT revenue change also captures the impact of a number of tax measures since the
2007 Budget, including 2007 federal budget measures that are paralleled by
Ontario and new Ontario tax measures as outlined in Annex II: Enhancing
Ontario's Tax Competitiveness.

The increase in Ontario Health Premium (OHP) revenues of $92 million largely reflects stronger-than-anticipated growth in 2007 wages and salaries and, similar to PIT and CT, a higher revenue base and a one-time revenue increase of
$48 million in 2007-08 related to processing 2006 tax returns.

Gasoline Tax revenue is estimated to be $53 million less than forecast in the
2007 Budget due to lower gasoline consumption resulting from higher gasoline pump prices.

Tobacco Tax revenue is estimated to be $78 million below forecast based on revenue performance to date. This reflects a combination of healthier lifestyles among Ontarians and contraband activity in the cigarette market. Further enforcement measures to combat illegal activity were introduced in the 2007
Budget.

The $183 million increase in estimated Land Transfer Tax revenues reflects higher housing resale volumes and prices.

Electricity Payments-In-Lieu of Taxes are $42 million below forecast, reflecting lower combined net incomes of Hydro One Inc. (HOI) and Ontario Power Generation
Inc. (OPG) (see below).

All Other Tax revenues are estimated to increase by $173 million, largely due to higher Mining Profits Tax revenues arising from higher commodity prices and higher Retail Sales and Employer Health Tax revenues consistent with stronger
2007 economic growth. The All Other Taxes change includes the impact of proposed new Ontario tax measures as outlined in Annex II: Enhancing Ontario's Tax
Competitiveness.

Canada Health Transfer (CHT) and Canada Social Transfer (CST) revenues are estimated to be $464 million above forecast mainly due to revised estimates of current and past-year entitlements under these programs. This results in a $330 million increase in CHT and CST, including a one-time revenue increase of $220 million as variances from past Public Accounts estimates are reflected in the current year. In addition, 2007 federal budget changes to the calculation of entitlements under CHT and CST result in an additional $134 million in revenues.

The increase in Other Government of Canada Transfers in 2007-08 is largely related to the 2007 federal budget announcement of funds for the patient wait-times guarantee and an immunization program to provide the human papillomavirus (HPV) vaccine. In addition, the federal government committed funding for a portion of the costs incurred by the Province in responding to the
Caledonia situation.

The decrease in Ontario Lottery and Gaming Corporation's net income reflects funding for enhanced regulations for the lottery system by the Alcohol and
Gaming Commission of Ontario in response to recommendations by the Ontario
Ombudsman.

The decline in the combined net incomes of HOI and OPG is largely related to the
Ontario Energy Board's August 16, 2007 decision on HOI's transmission rate application, which included a lower allowed return on equity for HOI's transmission business than assumed by the Province in the 2007 Budget.

Other Non-Tax Revenue is expected to decline, largely due to the government's decision to upload the cost of the Ontario Disability Support Program and
Ontario Drug Benefits for social assistance recipients from municipalities over four years starting in 2008. Municipalities currently reimburse the Province for a portion of the costs of delivering these programs. When the upload is fully implemented in 2011, it will save municipalities $935 million per year.

The overall 2007-08 fiscal outlook is discussed in Section C: Ontario's Fiscal Plan.

MEDIUM-TERM REVENUE CHANGES SINCE 2007 ONTARIO BUDGET

The medium-term revenue forecast reflects the Ministry of Finance's economic outlook and the estimated impacts of government policy decisions. Total revenues are projected to increase by $4.9 billion between 2007-08 and 2009-10, or 2.6 per cent a year on average.

==================================================================================================================
Summary of Medium-Term Outlook                                                                           Table 11
($ Billions)
__________________________________________________________________________________________________________________
                                                                   Actual
__________________________________________________________________________________________________________________

Revenue                                                           2006-07       2007-08       2008-09     2009-10
                                                            ______________________________________________________

Taxation Revenue                                                     64.3          66.4          68.1        71.5
   Personal Income Tax                                               23.7          24.3          25.3        26.9
   Retail Sales Tax                                                  16.2          16.7          17.5        18.4
   Corporations Tax                                                  10.8          11.4          11.2        11.5
   Ontario Health Premium                                             2.6           2.7           2.8         2.9
   All Other Taxes                                                   11.0          11.3          11.4        11.8
Government of Canada                                                 14.0          16.7          16.0        16.2
Income from Government Enterprises                                    4.2           3.9           4.4         4.4
Other Non-Tax Revenue                                                 7.9           7.1           7.1         6.9
__________________________________________________________________________________________________________________

Total Revenue                                                        90.4          94.1          95.7        99.0

==================================================================================================================
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
__________________________________________________________________________________________________________________

The Personal Income Tax (PIT) revenue forecast is consistent with the economic outlook for strong wages and salaries growth in 2007 and more modest wages and salaries growth in 2008 and 2009. Personal Income Tax revenues are boosted in
2007-08 by a one-time adjustment of $0.3 billion due to underestimation of
2006-07 PIT revenues in the Public Accounts and a further $0.1 billion due to a payment from the federal government primarily related to a correction to
Ontario's 2005 tax entitlements.

The PIT revenue forecast takes into account the impact of tax measures announced in the current and previous fiscal updates. In addition, the PIT revenue forecast reflects previously announced tax measures such as paralleling of federal government measures related to pension income splitting. The PIT revenue base tends to grow at a faster rate than incomes due to the progressive nature of the tax system.

=====================================================================================================================
Summary of Medium-Term Personal Income Tax Outlook                                                          Table 12
($ Billions)
_____________________________________________________________________________________________________________________
                                                                             2007-08          2008-09        2009-10
                                                                  ___________________________________________________

Total Projected Revenue                                                         24.3             25.3           26.9
Measures Included in Total                                                      (0.2)            (0.4)          (0.4)
Adjustments for Prior Years                                                      0.3                -              -
Other One-Time Revenue                                                           0.1                -              -
_____________________________________________________________________________________________________________________
Base Revenue                                                                    24.1             25.7           27.3
Base Revenue Growth (Per Cent)                                                   7.0              6.3            6.3
Wages and Salaries Growth (Per Cent)                                             4.9              3.8            4.0
=====================================================================================================================
Notes: Numbers may not add due to rounding.
“Measures Included in Total” represents the incremental revenue impact of all tax measures, announced previously and in this fiscal update, relative to their impact on revenue in 2006-07.
“Base Revenue” is “Actual Revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenues reflect the impact of underlying macroeconomic factors.
Source: Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

Retail Sales Tax (RST) revenue growth is based on the forecast for increased spending by households and businesses. The RST outlook includes previously announced tax exemptions, which have been announced since the 2007 Budget.

The Corporations Tax (CT) revenue outlook largely reflects the outlook for pre-tax corporate profits. Corporations Tax revenues in 2007-08 include a one-time adjustment of $0.4 billion due to underestimation of 2006-07 CT revenues in the Public Accounts. The 2007-08 CT outlook prudently includes an adjustment of $0.2 billion due to risks associated with writedowns by corporations related to asset-backed commercial paper. The CT revenue outlook also reflects a number of tax measures proposed in the current and previous fiscal updates. Annex II: Enhancing Ontario's Tax Competitiveness outlines
Ontario's proposed new tax initiatives.

=====================================================================================================================
Summary of Medium-Term Corporations Tax Outlook                                                             Table 13
($ Billions)
_____________________________________________________________________________________________________________________
                                                                         2007-08           2008-09           2009-10
                                                                  ___________________________________________________

Total Projected Revenue                                                     11.4              11.2              11.5
Measures Included in Total                                                  (0.6)             (0.9)             (1.0)
Asset-Backed Commercial Paper Risk                                          (0.2)                -                 -
Adjustments for Prior Years                                                  0.4                 -                 -
_____________________________________________________________________________________________________________________
Base Revenue                                                                11.8              12.1              12.6
Base Revenue Growth (Per Cent)                                               4.5               2.9               3.7
Profit Growth (Per Cent)                                                     7.0               5.4               4.9
=====================================================================================================================
Notes: Numbers may not add due to rounding.
“Measures Included in Total” represents the incremental revenue impact of all tax measures, announced previously and in this fiscal update, relative to their impact on revenue in 2006-07.
“Base Revenue” is “Actual Revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenues reflect the impact of underlying macroeconomic factors.
Source: Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

The Ontario Health Premium forecast is based on the outlook for rising employment and personal incomes.

The forecast for All Other Taxes is based on the economic growth outlook outlined in Section B: Ontario's Economic Outlook. The forecast is developed on an item-by-item basis. For example, the forecast for Employer Health Tax revenues is based on the outlook for wages and salaries growth. The forecast for all other taxes takes into account the estimated impact of tax measures included in the 2007 Moving Forward Together campaign platform, such as Land Transfer Tax measures to expand assistance to first-time homebuyers.

The forecast for Government of Canada transfers is based on existing federal-provincial funding arrangements and formulas for major health and social transfers. The outlook is lower in the medium term due to one-time funding in
2007-08 related to Canada-Ontario Agreement commitments and the declining level of time-limited Trust funds such as the Wait Times Reduction Fund and those announced in the 2006 federal budget.

The Income from Government Business Enterprises outlook is based on information provided by the enterprises. Total income is forecast to increase by $0.5 billion or an average annual rate of 6.5 per cent from 2007-08 to 2009-10, with increased net incomes across all major business enterprises. Government business enterprises include the Liquor Control Board of Ontario, Ontario Lottery and
Gaming Corporation, OPG and HOI.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies. Between 2007-08 and 2009-10, other non-tax revenues are forecast to decline slightly by $0.1 billion. This is due to the government's decision to upload from municipalities the total cost of the Ontario Disability Support Program and Ontario Drug Benefits for social assistance recipients over four years starting in 2008.

The medium-term fiscal plan is discussed in Section C: Ontario's Fiscal Plan.

SOURCES OF MEDIUM-TERM REVENUE CHANGE SINCE 2007 ONTARIO BUDGET

=====================================================================================================================
Summary of Medium-Term Revenue Change Since Budget                                                          Table 14
($ Billions)
_____________________________________________________________________________________________________________________

Key Revenue Changes Since 2007 Ontario Budget                            2007-08          2008-09            2009-10
_____________________________________________________________________________________________________________________

Prior-Year Tax Return Processing — Ongoing                                  0.9              1.1                1.2
Prior-Year Tax Return Processing — One Time                                 0.9                -                  -
Stronger 2007-08 Economic Growth                                            1.4              1.5                1.5
Slower Economic Growth in 2008 and 2009                                     0.0             (0.5)              (0.6)
Tax Policy Measures                                                        (0.7)            (1.0)              (0.7)
Government of Canada Transfers (2007 Federal Budget)                        0.3              0.1                0.1
Other                                                                      (0.1)            (0.3)              (0.4)
_____________________________________________________________________________________________________________________
Total Revenue Changes                                                       2.6              1.0                1.2
=====================================================================================================================
Notes: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
_____________________________________________________________________________________________________________________

The medium-term forecast for total revenues is higher in each year compared to the 2007 Budget.

Since the 2007 Budget, processing of prior years' tax returns has boosted the estimated 2006-07 revenue base upon which growth is applied for 2007-08 and beyond. Higher past-year tax return processing amounts than estimated at the time of the 2006-07 Public Accounts result in a one-time revenue pickup in
2007-08. Under Public Sector Accounting Board (PSAB) accounting rules, variances from past Public Accounts estimates are picked up in the current year.

Strong revenue growth as a result of stronger 2007-08 economic growth also contributes to a higher revenue base upon which growth is applied for 2008-09 and onwards.

A slower economic growth outlook in 2008 and 2009 reduces revenues in 2008-09 and
2009-10. The economic outlook is discussed in greater detail in Section B:
Ontario's Economic Outlook.

New tax policy measures announced since the 2007 Budget lower the revenue outlook.
These include paralleling of tax measures announced in the 2007 federal budget and other measures announced by the Province. More details on proposed tax measures can be found in Annex II: Enhancing Ontario's Tax Competitiveness.

The 2007 federal budget included measures that result in a net increase in
Government of Canada transfers over the medium term. Among these were changes to the CHT and CST, including a move to a 10-province standard for calculating equalization entitlements under the CHT and a move to a per-capita basis for calculating CST entitlements. The 2007 federal budget also included funding for the patient wait-times guarantee and for an immunization program to provide the
HPV vaccine.

Other changes largely reflect the government's decision to upload from municipalities the entire cost of the Ontario Disability Support Program and
Ontario Drug Benefits for social assistance recipients over four years starting in 2008 and the impact on electricity-sector revenues of the Ontario Energy
Board's August 16, 2007 decision regarding the allowed return on equity for
HOI's transmission business.

POTENTIAL RISKS TO PROVINCIAL REVENUE

A growing economy with rising incomes, corporate profits and consumer spending generates higher revenues to pay for public services. Taxation revenues make up the largest category of Provincial revenue. Of the $94.1 billion in total revenues forecast for 2007-08, $66.4 billion, or 71 per cent, is expected to come from taxation revenues. Three revenue sources within this category —
Personal Income Tax, Retail Sales Tax and Corporations Tax — account for 56 per cent of total revenues. Inherent in any multi-year forecast is uncertainty about the future, making cautious and prudent planning a critical element of managing public finances.

This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. It should be cautioned that these estimates, while useful, are only guidelines and actual results can vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. There is a broader range of potential additional risks that are not included because either they are not as material or are difficult to quantify. For example, Income from Government Business Enterprises, representing roughly four per cent of total revenues, could be affected by changes in each business's particular business environment. This environment could be affected, for instance, by economic, market, policy and regulatory developments. Likewise, the outlook for Government of Canada transfers reflects current federal-provincial funding agreements but could change with new funding arrangements.

====================================================================================================================
Selected Economic and Revenue Risks and Sensitivities                                                      Table 15
____________________________________________________________________________________________________________________
Item/Key Components                   2007-08 Assumption                   2007-08 Sensitivities
____________________________________________________________________________________________________________________

Total Revenues
-  Real GDP                           1.9 per cent growth in 2007          $720 million revenue change for each
-  GDP Deflator                       3.0 per cent increase in 2007        percentage point change in real GDP
                                                                           growth. Can vary significantly, depending
                                                                           on composition and source of changes in
                                                                           GDP growth.

-  Canadian Interest Rates            4.1 per cent three-month treasury    Between $70 million and $360 million
                                      bill rate in 2007                    revenue change in the opposite direction
                                                                           for each percentage point change in
                                                                           interest rates.

-  U.S. Real GDP                      2.1 per cent growth in 2007          Between $215 million and $505 million
                                                                           revenue change for each percentage point
                                                                           change in U.S. real GDP growth.

-  Canadian Dollar Exchange Rate      94.0 cents US in 2007                Between $30 million and $130 million
                                                                           revenue change in the opposite
                                                                           direction for each one cent change in
                                                                           the Canadian dollar exchange rate.
____________________________________________________________________________________________________________________

Total Taxation Revenues
-  Revenue Base(1)                    4.7 per cent growth in 2007-08       $620 million revenue change for each
-  Nominal GDP                        5.0 per cent growth in 2007          percentage point change in nominal GDP
                                                                           growth. Can vary significantly, depending
                                                                           on composition and source of changes in
                                                                           GDP growth.
____________________________________________________________________________________________________________________

Personal Income Tax (PIT) Revenues
-  Revenue Base                       7.0 per cent growth in 2007-08

Key Economic Assumptions
-  Wages and Salaries                 4.9 per cent growth in 2007          $320 million revenue change for each
                                                                           percentage point change in wages and
                                                                           salaries growth.
-  Employment                         1.6 per cent growth in 2007

-  Unincorporated Business Income     4.9 per cent growth in 2007          $34 million revenue change for each
                                                                           percentage point change in
                                                                           unincorporated business income.
Key Revenue Assumptions
-  Net Capital Gains Income           14.4 per cent increase in 2007       $12 million revenue change for each
                                                                           percentage point change in net capital
                                                                           gains income growth.

-  RRSP Deductions                    5.2 per cent growth in 2007          $16 million revenue change in the
                                                                           opposite direction for each percentage
                                                                           point change in RRSP deductions growth.

-  2006 Tax-Year Assessments(2)       $21.0 billion                        $420 million revenue change for each
                                                                           percentage point change in 2006 PIT
                                                                           assessments.(4)
____________________________________________________________________________________________________________________

Selected Economic and Revenue Risks and Sensitivities
____________________________________________________________________________________________________________________

Item/Key Components                   2007-08 Assumption                   2007-08 Sensitivities
____________________________________________________________________________________________________________________
-  2005 Tax-Year and Prior            $1.0 billion                         $20 million revenue change for each
   Assessments(2)                                                          percentage point change in 2005 and
                                                                           prior PIT assessments.(4)
____________________________________________________________________________________________________________________

Retail Sales Tax Revenues
-  Revenue Base                       3.3 per cent growth in 2007-08

Includes:
-  Taxable Household Spending         2.8 per cent growth in 2007-08
-  Other Taxable Spending             3.8 per cent growth in 2007-08

Key Economic Assumptions
-  Retail Sales                       3.6 per cent growth in 2007
-  Nominal Consumption Expenditure    4.4 per cent growth in 2007          $125 million revenue change for each
                                                                           percentage point change in nominal
                                                                           consumption expenditure growth.
_____________________________________________________________________________________________________________________

Corporations Tax Revenues
-  Revenue Base                       4.5 per cent growth in 2007-08
-  Corporate Profits                  7.0 per cent growth in 2007          $60 million revenue change for each
                                                                           percentage point change in pre-tax
                                                                           corporate profit growth.

-  2006-07 Tax Assessment Refunds(3)  $1.5 billion payable in 2007-08      $30 million revenue change in the
                                                                           opposite direction for each percentage
                                                                           point change in 2006-07 refunds.(4)

-  2006-07 Tax Payments upon Filing   $1.1 billion receivable in           $22 million revenue change for each
                                      2007-08                              percentage point change in 2006-07
                                                                           payments upon filing.(4)

-  2006-07 Tax Assessment Payments    $1.1 billion receivable in           $22 million revenue change for each
                                      2006-07 and 2007-08                  percentage point change in 2006-07
                                                                           assessment payments.(4)
____________________________________________________________________________________________________________________

Employer Health Tax Revenues
-  Revenue Base                       5.1 per cent growth in 2007-08
-  Wages and Salaries                 4.9 per cent growth in 2007          $42 million revenue change for each
                                                                           percentage point change in wages and
                                                                           salaries growth.
____________________________________________________________________________________________________________________

Ontario Health Premium (OHP) Revenues
-  Revenue Base                       4.2 per cent growth in 2007-08
-  Personal Income                    5.3 per cent growth in 2007          $24 million revenue change for each
                                                                           percentage point change in personal
                                                                           income growth.

-  2006 Tax-Year Assessments          $2.4 billion in 2006                 $48 million revenue change for each
                                                                           percentage point change in 2006 OHP
                                                                           assessments.
====================================================================================================================
Selected Economic and Revenue Risks and Sensitivities
____________________________________________________________________________________________________________________
Item/Key Components                   2007-08 Assumption                   2007-08 Sensitivities
____________________________________________________________________________________________________________________

Gasoline Tax Revenues
-  Revenue Base                       0.0 per cent growth in 2007-08
-  Gasoline Pump Prices               99.6 cents per litre in 2007         $5 million revenue change in the
                                                                           opposite direction for each cent per
                                                                           litre change in gasoline pump prices.
____________________________________________________________________________________________________________________

Fuel Tax Revenues
-  Revenue Base                       3.5 per cent growth in 2007-08
-  Real GDP                           1.9 per cent growth in 2007          $6 million revenue change for each
                                                                           percentage point change in real GDP
                                                                           growth.
____________________________________________________________________________________________________________________

Land Transfer Tax Revenues
-  Revenue Base                       17.5 per cent decline in 2007-08
-  Housing Resales                    9.0 per cent increase in 2007        $14 million revenue change for each
                                                                           percentage point change in both the
                                                                           number and prices of housing resales.
-  Resale Prices                      7.5 per cent growth in 2007
____________________________________________________________________________________________________________________

Canada Health Transfer(5)
- Ontario Population Share            38.8 per cent in 2007-08             $32 million revenue change for each
                                                                           tenth of a percentage point change in
                                                                           population share.

- Ontario Basic Federal PIT Share     42.2 per cent in 2007-08             $8 million revenue change in the
                                                                           opposite direction for each tenth of a
                                                                           percentage point change in Ontario's
                                                                           basic federal PIT share.
____________________________________________________________________________________________________________________

Canada Social Transfer(5)
- Ontario Population Share            38.8 per cent in 2007-08             $10 million revenue change for each
                                                                           tenth of a percentage point change in
                                                                           population share.

====================================================================================================================
(1) Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
(2) Ontario 2006 Personal Income Tax (PIT) is a forecast estimate because 2006 tax returns have not yet been finalized by the Canada Revenue Agency.
(3) Corporation Tax Refunds arising during 2006-07 are still an estimate because tax returns for corporate fiscal years ending in Ontario's 2006-07 fiscal year are still being assessed by the Tax Revenue Division of the Ministry of Revenue.
(4) Now that the 2006-07 Public Accounts of Ontario have been finalized, any change in 2006 PIT and OHP assessments or 2006-07 Corporations Tax revenues will have a dual effect on 2007-08 revenues through:
    a) a change in the revenue base upon which this year's growth is applied, and b) a revenue adjustment applied against the current year in respect of any variance from the estimate included in the 2006-07
    Public Accounts.
(5) These sensitivities have been updated since the 2007 Ontario Budget to reflect changes to these programs announced in the 2007 federal budget, including a move to determining Canada Social Transfer entitlements based solely on population share.
_____________________________________________________________________________________________________________________

Section E: Ontario's Expense Outlook

2007-08 IN-YEAR EXPENSE CHANGES

The total expense outlook for 2007-08 is $93,350 million, a net $2,197 million higher than the 2007 Budget Plan and up $2,014 million from the outlook presented in the 2007-08 First Quarter Ontario Finances, reflecting government announcements made since July and new investments that are being announced as part of this Economic Outlook and Fiscal Review. Changes in spending are associated with the government taking immediate action to further strengthen
Ontario's economic advantage, and help the manufacturing, forestry, agriculture and tourism sectors better weather Ontario's economic challenges.

=====================================================================================================================
Summary of In-Year Expense Changes Since Budget                                                             Table 16
($ Millions)                                                                                                 2007-08
_____________________________________________________________________________________________________________________

Program Expense Changes:
   Investing in Infrastructure and Transportation                                                              1,360
   Agriculture Sector Support                                                                                    285
   Education Investments                                                                                         124
   Initiatives to Enhance Competitiveness                                                                         83
   Investing in People and Communities                                                                            53
   Health Sector Investments                                                                                      39
   Children's and Social Services Investments                                                                     30
   Justice Sector Investments                                                                                     26
   Northern and Rural Investments                                                                                 14
   Other Investments                                                                                               7
                                                                                                         ____________
Total Program Expense Changes                                                                                  2,021
   Operating Contingency Fund - increase for future investments(1)                                               149
   Operating Contingency Fund - offsets                                                                         (137)
   Capital Contingency Fund - offsets                                                                            (19)
                                                                                                         ____________
Total Expense Changes This Quarter                                                                             2,014
Total Expense Changes Reported in First Quarter Ontario Finances                                                 183
_____________________________________________________________________________________________________________________
Total Expense Changes Since Budget                                                                             2,197

=====================================================================================================================
(1) The total increase to the Operating Contingency Fund is $169 million, of which $20 million will be invested in tourism to expand tourism marketing initiatives and has, therefore, been included under the Initiatives to
    Enhance Competitiveness.
_____________________________________________________________________________________________________________________

The following is a detailed explanation of the in-year expense changes since the
2007-08 First Quarter Ontario Finances.

Investing in Infrastructure and Transportation

The government is investing an additional $1,360 million in infrastructure and transportation. Key expense changes include:

•    An additional $916 million to the Capital Contingency Fund for infrastructure priorities.

•    An in-year increase of $301 million in the Ministry of Public Infrastructure
     Renewal, including $300 million in municipal infrastructure funding to support priorities such as local roads, bridges, water systems and community infrastructure, and $1 million related to the recent purchase of a downtown Toronto office building for future government accommodation, which is fully offset from the Capital
     Contingency Fund.

•    An increase of $100 million in the Ministry of Transportation to support municipal and regional transit projects that are part of MoveOntario 2020 and priorities for Metrolinx (Greater Toronto Transportation Authority).

•    An additional net increase of $43 million in the Ministry of Transportation, which includes $41 million for various initiatives such as road safety, curbing speeding, highway maintenance and programs targeting greenhouse gas emissions, all offset from the Operating Contingency Fund. An increase of $3 million in capital expense for the transfer of Black Creek property to the City of Toronto and infrastructure improvements, $2 million of which is offset from the Capital
     Contingency Fund. The total increase in funding is offset by a $1 million transfer to Colleges for marine simulator training equipment at the Owen Sound campus of
     Georgian College.

Agriculture Sector Support

Since the First Quarter Ontario Finances, the government has devoted $285 million for support to the agriculture sector. Key expense changes include:

•    An additional $150 million in the Ministry of Agriculture, Food and
     Rural Affairs to provide financial assistance to help the cattle, hog and horticultural farmers manage the effects of current market conditions, as well as supporting transitional and transformational initiatives to strengthen competitiveness.

•    An in-year increase in the Ministry of Agriculture, Food and Rural
     Affairs of $135 million for the Risk Management Program to assist grain and oilseed farmers impacted by international subsidies, and additional funding over the medium term of $326 million.

Education Investments

The government has invested an additional $124 million in Ontario's publicly funded education system. Key expense changes since the First Quarter Ontario
Finances include:

•    An in-year increase of $112 million in the Ministry of Education school boards' net expense, including $109 million in education funding enhancements to strengthen the school funding formula, with additional funding of $607 million over the medium term; and an increase of $3 million reflecting a transfer from the Ministry of Children and Youth Services to support and expand Parenting and Family
     Literacy Centres across the province.

•    An additional $11 million in the Ministry of Education to provide further support for programs to improve student achievement, offset from the Operating
     Contingency Fund.

Initiatives to Enhance Competitiveness

The government has invested an additional $83 million since the First Quarter
Ontario Finances to enhance Ontario's competitiveness by encouraging innovation and stimulating tourism.

Encouraging Innovation

Investments to encourage innovation amount to about $53 million and include:

•    A $50 million increase to the Capital Contingency Fund, which will be allocated to initiatives that further strengthen Ontario as a leading innovation-based economy where ideas created by cutting-edge research will reach the global market and serve as a foundation for tomorrow's jobs.

•    Additional spending of more than $3 million by the Ministry of Research and Innovation to support the development of a Bioindustrial Innovation Centre at the University
     of Western Ontario's Sarnia-Lambton Research Park, offset from the Capital
     Contingency Fund.

Investing in Tourism

•    The government will invest an additional $30 million in the tourism industry, given the challenges it has faced as a result of the strong Canadian dollar.
     This investment includes $20 million to expand tourism marketing initiatives that will attract new domestic and international visitors to communities and major attractions across the province, and $10 million to support festivals and events in Ontario's communities.

Investing in People and Communities

Investing in Ontario's people remains a key priority for the government. Since the First Quarter Ontario Finances, the government has invested an additional
$53 million in people and their communities. Key expense changes include:

•    An increase of $40 million to the Ministry of Training, Colleges and Universities
     for skills development and Rapid Re-employment and Training Services, which help Ontario workers in hard-hit sectors such as manufacturing with training and other employment supports.

•    An increase of $7 million in the Ministry of Training, Colleges and Universities,
     which includes funding for the expansion of the Nurse Practitioner and the
     Midwifery Education Programs. Funding offsets include about $7 million from the Capital Contingency Fund and almost $1 million from the Operating Contingency
     Fund. Colleges net expense increased by $1 million as a result of a transfer from the Ministry of Transportation for the marine simulator training equipment at the Owen Sound campus at Georgian College.

•    An additional $5 million to the Ministry of Economic Development and Trade to support the Communities in Transition program, for communities facing significant challenges, such as the loss of a major employer, and to help them build a successful future.

Health Sector Investments

Investing in Ontario's health care system remains a key priority for the government. Key expense changes include:

•    An in-year increase of $39 million in the Ministry of Health and Long-Term Care to introduce the new, voluntary human papillomavirus (HPV) vaccination program for Ontario's 84,000 young women in Grade 8, offset from the Operating Contingency
     Fund, and additional funding of $78 million over the next two years.

Children's and Social Services Investments

Since the First Quarter Ontario Finances, the government has devoted an additional $30 million to children's and social services programs. Key expense changes include:

•    An increase of $32 million in the Ministry of Community and Social Services, primarily for funding enhancements to the Developmental Services program and the Family Responsibility Office, the latter offset by $7 million from the
     Operating Contingency Fund. This increase also includes funding for low-income families to assist with the cost of filters to minimize lead exposure from drinking water, offset by $3 million from the Operating Contingency Fund and by a transfer from the Ministry of the Environment, as well as enhanced funding to support victims of domestic violence, offset by revenue from the Victims'
     Justice Fund.

•    A net decrease of $2 million in the Ministry of Children and Youth Services, largely the result of a $3 million transfer to the Ministry of Education to support and expand Parenting and Family Literacy Centres across the province.

Justice Sector Investments

The government has invested an additional $26 million for justice sector initiatives. These investments include:

•    An increase of $22 million to the Ministry of the Attorney General, including
     $12 million for the Smith Inquiry, offset from the Operating Contingency Fund,
     $4 million for the transition of the Ontario human rights system and $1 million for co-location of various tribunals, both offset from the Capital Contingency
     Fund. Also included in this amount is $5 million for victims of crime, offset by revenue from the Victims' Justice Fund.

•    An additional $4 million in the Ministry of Community Safety and Correctional
     Services, which includes $3 million to establish the Provincial Crime Enforcement
     Team and support the Safe Schools Police Officer Project, and $1 million to support the Office of the Chief Coroner during the Smith Inquiry, the latter offset from the Operating Contingency Fund.

Northern and Rural Investments

The government continues to support Ontario's northern and rural communities with $14 million in new investments since the First Quarter Ontario Finances.
Key expense changes include:

•    An increase of $10 million in the Ministry of Aboriginal Affairs, primarily for land claim negotiations, the new ministry structure and the preliminary response to the Ipperwash Inquiry, offset from the Operating Contingency Fund.

•    An additional $4 million in the Ministry of Natural Resources, including an in-year increase of $2 million for resources to start Far North planning processes, and $2 million for the first year of a commitment to plant 50 million trees in southern Ontario by 2020, both offset from the Operating Contingency Fund.

Other Investments

Other key areas of strategic government investments since the First Quarter
Ontario Finances include:

•    An increase of $20 million in the Ministry of Revenue related to the transfer of funding from the Ministry of Finance for administrative costs associated with implementing various Budget initiatives, including the Tobacco Enforcement
     Initiative and the transfer of Corporate Tax administration to the federal government.

•    A net decrease of $19 million in the Ministry of Finance as a result of funding transferred to the Ministry of Revenue for administrative costs associated with implementing various Budget initiatives, including the Tobacco Enforcement
     Initiative and the transfer of the Corporate Tax Administration program to the federal government; and an increase of $1 million to support mediated settlements, offset from the Operating Contingency Fund.

•    A net increase of $2 million in the Ministry of the Environment resulting from a variety of changes including a transfer from the Ministry of Government and
     Consumer Services to promote the Go Green Ontario climate change plan;
     increased funding for initiatives to help address climate change, including the Community Go Green Fund, offset by $2 million from the Operating Contingency
     Fund; and a transfer to the Ministry of Community and Social Services to support the drinking water filter program to minimize lead exposure from drinking water.

•    An in-year increase of $2 million in the Ministry of Energy to support the development of low-carbon fuel standards, a pilot project for the use of E-85 fuel in government vehicles and funding for an East-West Grid; all initiatives are part of the Go Green Ontario climate change plan and are offset from the
     Operating Contingency Fund.

•    An additional $2 million in the Ministry of Tourism to form the Ontario
     Vancouver Olympic Committee (VANOC) Secretariat and fund the Own the Podium program, which supports Canadian athletes pursuing podium success at the 2010
     Vancouver Olympics, offset from the Operating Contingency Fund.

•    An increase of $1 million in the Office of Francophone Affairs to create the Office of the Commissioner of French Language Services, offset from the
     Operating Contingency Fund.

•    A decrease of $1 million in the Ministry of Government and Consumer Services for a transfer of funding to the Ministry of the Environment to promote the
     Go Green Ontario climate change plan.

     The Operating Contingency Fund is a net $32 million higher, reflecting a
     $169 million increase arising from the revenue improvements identified since the First Quarter Ontario Finances that will be invested in initiatives that further strengthen Ontario's economic advantage. This increase is offset by a $137 million decrease that was allocated to fund ministries' expense changes as outlined.

     The Capital Contingency Fund has increased by a net $947 million as a result of a $966 million increase associated with revenue improvements identified since the First Quarter Ontario Finances, which will be invested in Ontario's infrastructure. This increase in the Capital Contingency Fund is offset by a decrease of approximately $19 million that was allocated to fund ministries' capital expense changes as outlined.

MEDIUM-TERM EXPENSE OUTLOOK

A key element of the fiscal plan is maintaining a prudent and disciplined approach to fiscal planning by ensuring that, over the medium term, the average annual growth in total expense does not exceed the average annual growth in total revenue. Currently, total expense is projected to grow at an average annual rate of 2.5 per cent, which is less than the 2.6 per cent rate at which revenue is expected to grow on an average annual basis.

Program spending, which includes both operating and capital program expense, increases by $4.5 billion over the medium term, from $84.3 billion in 2007-08 to
$88.8 billion in 2009-10. This reflects the government's commitments in its 2007
Moving Forward Together campaign platform to continue spending in key priority areas such as health, education, postsecondary education and training, social services, and infrastructure. In 2007-08, spending in health, education and children's and social services will account for almost three-quarters of program spending. Given that much of this Provincial spending is based on assumptions about program utilization, enrolment and caseloads, it is important that the government maintain a focused approach to investing in key public services while remaining prudent and disciplined.

Interest on debt expense is included in the total expense of the Province, and is expected to grow over the next three years primarily due to the increase in net debt needed to finance capital projects. Interest on debt is expected to grow from $9.1 billion in 2007-08 to $9.4 billion in 2009-10.

Total expense over the medium term will increase from $93.4 billion in 2007-08 to $98.2 billion in 2009-10. This represents an increase of $4.8 billion, reflecting the government's commitments in the 2007 Moving Forward Together campaign platform to invest in health, education, postsecondary education and training, social services, and infrastructure.

EXPENSE RISKS AND SENSITIVITIES

Many programs delivered by the Province are subject to potential risks and cost drivers, such as utilization growth or enrolment and caseload changes. The following sensitivities are guidelines only, and are based on averages for program areas that could change depending on the nature and composition of the potential risk. Revenue risks and sensitivities can be found in Section D:
Ontario's Revenue Outlook.

=====================================================================================================================
Selected Expense Risks and Sensitivities                                                                    Table 17
_____________________________________________________________________________________________________________________
Program/Sector                2007-08 Assumption                      2007-08 Sensitivities
_____________________________________________________________________________________________________________________
Health Sector                 Annual growth of 6.3 per cent.          One per cent change in health spending: $380
                                                                      million.

Hospitals Net Expense         Annual growth of 7.7 per cent.          One per cent change in hospitals net expense:
                                                                      $174 million.

Drug Programs                 Annual utilization growth of            One per cent change in utilization of all
                              9.0 per cent.                           drug programs: $41 million (seniors and
                                                                      social assistance recipients).

Long-Term Care Homes          75,770 funded long-term care home       One per cent change in number of beds:
                              beds. Annual average Provincial         approximately $29 million.
                              operating cost per bed, after resident
                              co-payment revenue, in a long-term
                              care home is $37,700.

Home Care                     Over 17 million hours of homemaking     One per cent change in hours of homemaking
                              and support services; 10 million        and support services: $5 million. One per
                              nursing and professional visits.        cent change in nursing and professional
                                                                      visits: $6 million.
_____________________________________________________________________________________________________________________
Elementary and Secondary      Almost 1.94 million average daily       One per cent enrolment increase: $150 million
   Schools(1)                 pupil enrolment.                        increase in school boards' net expense.

University Students(2)        322,000 full-time undergraduate and     One per cent enrolment change: $29 million of
                              graduate students.                      net expense.

College Students(1)           154,000 full-time students.             One per cent enrolment change: $13 million.

Ontario Works(2)              199,000 average annual caseload.        One per cent caseload change: $16 million.

Ontario Disability Support    222,000 average annual caseload.        One per cent caseload change: $26 million.
   Program(2)

Correctional System           3.0 million adult inmate days per       One per cent change in inmate days:
                              year. Average cost of $160 per inmate   $5 million.
                              per day.

Interest on Debt              Average cost of 2007-08 borrowing is    The 2007-08 impact of a 100 basis-point
                              forecast to be approximately            change in borrowing rates is forecast to be
                              5.1 per cent.                           approximately $250 million.
=====================================================================================================================
(1) Based on 2007-08.
(2) Based on 2006-07.
_____________________________________________________________________________________________________________________

=====================================================================================================================
Selected Compensation Costs                                                                                 Table 18
_____________________________________________________________________________________________________________________
Sector                                  Cost of 1% Salary Increase    Size of Sector
_____________________________________________________________________________________________________________________
OHIP Payments to Physicians(1)                  $82 million           Over 22,000 physicians in Ontario, comprising
                                                                      11,100 family doctors and 11,600 specialists.

Hospital Nurses1                                $46 million           Over 54,000 full-time equivalent (FTE) nurses
                                                                      in hospitals.

Elementary and Secondary School                $145 million           Almost 200,000 FTEs including teachers,
   Staff(2)                                                           principals, administrators, and support and
                                                                      maintenance staff.

College Staff(3)                                $13 million           About 35,000 staff including faculty,
                                                                      administrators, and support and maintenance
                                                                      staff.

Ontario Public Service(4)                       $52 million           Over 64,000 public servants.
=====================================================================================================================
(1) OHIP Payments to Physicians is based on 2007-08; compensation to Hospital Nurses is based on 2006-07.
(2) One per cent increase in salary benchmarks in Grants for Student Needs based on 2007-08 school year.
(3) Based on 2006-07.
(4) Based on 2005-06, reflects total compensation costs.
_____________________________________________________________________________________________________________________

CONTINGENT LIABILITIES

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are other risks stemming from the government's contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees.
Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province's financial statements.
Significant contingent liabilities are described as follows.

Ontario Nuclear Funds Agreement

The Province has certain responsibilities with respect to nuclear used fuel waste management and nuclear station decommissioning. The Province, Ontario
Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management. Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario consumer price index for the nuclear used fuel waste management fund. Ontario has also provided a direct Provincial guarantee to the Canadian Nuclear Safety Commission on behalf of OPG for up to
$1.5 billion, as at March 31, 2007, which relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds.

Obligations Guaranteed by the Province

Ontario provides guarantees on loans on behalf of various parties. The authorized limit for loans guaranteed by the Province as at March 31, 2007, was
$2.9 billion. The outstanding loans guaranteed and other contingencies amounted to $2.6 billion at March 31, 2007. A provision of $416 million based on an estimate of the likely loss arising from guarantees under the Student Support
Programs has been reflected in the 2006-07 Consolidated Financial Statements of
the Province.

Social Housing — Loan Insurance Agreements

The Province is liable to indemnify and reimburse the Canada Mortgage and
Housing Corporation for any net costs, including any environmental liabilities incurred as a result of project defaults, for all non-profit housing projects in the Provincial portfolio. At March 31, 2007, there were $8.3 billion of mortgage loans outstanding.

Claims Against the Crown

There are claims outstanding against the Crown arising from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. At March 31, 2007, there were 111 claims outstanding against the Crown that were for amounts over
$50 million.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a
Canadian Blood Services Excess Insurance Captive Support Agreement (the "Captive
Support Agreement") with Canadian Blood Services (CBS) and Canadian Blood
Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of
CBS established under the laws of British Columbia. Under the Captive Support
Agreement, each government indemnifies CBSI for its pro rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS domiciled in
Bermuda. Given current populations, Ontario's maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive
Support Agreement.

Section F: Details on Ontario's Finances
________________________________________________________________________________

====================================================================================================================
Medium-Term Fiscal Plan and Outlook                                                                        Table 19
($ Billions)
____________________________________________________________________________________________________________________
                                                                    Actual             Current Outlook
                                                                           _________________________________________

                                                                   2006-07       2007-08       2008-09      2009-10
____________________________________________________________________________________________________________________
Revenue                                                               90.4          94.1          95.7         99.0
Expense
   Programs                                                           79.3          84.3          85.6         88.8
   Interest on Debt                                                    8.8           9.1           9.2          9.4
                                                             _______________________________________________________

Total Expense                                                         88.1          93.4          94.8         98.2
Reserve                                                                  -           0.8           0.9          0.9
                                                             _______________________________________________________
Surplus/(Deficit)                                                      2.3           0.0           0.0          0.0
____________________________________________________________________________________________________________________
Investment in Capital Assets                                           2.1           3.5           3.5          4.0
Net Debt(1)                                                          141.1         143.1         145.1        147.6
Accumulated Deficit(1)                                               106.8         106.8         106.8        106.8
____________________________________________________________________________________________________________________
Gross Domestic Product (GDP) at Market Prices                        557.8         585.7         607.9        632.2
Net Debt as a per cent of GDP                                         25.3          24.4          23.9         23.3
Accumulated Deficit as a per cent of GDP                              19.1          18.2          17.6         16.9
====================================================================================================================
(1) Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the surplus/deficit. For fiscal 2006-07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity
    Financial Corporation made at the beginning of the year.
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________

====================================================================================================================
2007-08 Fiscal Outlook — In-Year Change                                                                    Table 20
($ Millions)
____________________________________________________________________________________________________________________
                                                                        Budget            Current
                                                                          Plan            Outlook            In-Year
                                                                       2007-08            2007-08             Change
_____________________________________________________________________________________________________________________
Revenue                                                                 91,503             94,100              2,597
Expense
   Programs                                                             82,030             84,283              2,253
   Interest on Debt                                                      9,123              9,067               (56)
                                                            _________________________________________________________
Total Expense                                                           91,153             93,350              2,197
Reserve                                                                    750                750                  -
                                                            _________________________________________________________

Surplus/(Deficit)                                                        (400)                  0                400
=====================================================================================================================

=====================================================================================================================
Revenue                                                                                                     Table 21
($ Millions)
_____________________________________________________________________________________________________________________
                                                                                                             Current
                                                                                                  Actual     Outlook
                                                              2003-04     2004-05    2005-06     2006-07     2007-08
_____________________________________________________________________________________________________________________
Taxation Revenue
Personal Income Tax                                            18,301      19,320     21,041      23,655      24,318
Retail Sales Tax                                               14,258      14,855     15,554      16,228      16,711
Corporations Tax                                                6,658       9,883      9,984      10,845      11,421
Employer Health Tax                                             3,753       3,886      4,197       4,371       4,598
Ontario Health Premium                                              -       1,737      2,350       2,589       2,730
Gasoline Tax                                                    2,264       2,277      2,281       2,310       2,348
Fuel Tax                                                          681         727        729         723         748
Tobacco Tax                                                     1,350       1,453      1,379       1,236       1,139
Land Transfer Tax                                                 909       1,043      1,159       1,197       1,370
Electricity Payments-In-Lieu of Taxes                             627         511        951         757         664
Other Taxes                                                       347         283        292         399         396
                                                            _________________________________________________________
                                                               49,148      55,975     59,917      64,310      66,443
_____________________________________________________________________________________________________________________
Government of Canada
Canada Health and Social Transfer (CHST)                        7,345           -          -           -           -
Canada Health Transfer (CHT)                                        -       5,640      7,148       7,702       8,439
Canada Social Transfer (CST)                                        -       2,912      3,324       3,478       3,869
CHST Supplements                                                  577         775        584           -           -
Social Housing                                                    528         522        520         532         528
Infrastructure Programs                                           150         209        285         191         161
Wait Times Reduction Fund                                           -         242        243         467         468
Medical Equipment Funds                                           192         387        194           -           -
Other Government of Canada                                      1,101       1,195        953       1,666       3,245
                                                            _________________________________________________________
                                                                9,893      11,882     13,251      14,036      16,710
_____________________________________________________________________________________________________________________
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                          2,106       1,992      2,027       1,945       1,786
Liquor Control Board of Ontario                                 1,045       1,147      1,197       1,307       1,343
Ontario Power Generation Inc. and Hydro One Inc.                 (17)         444      1,107         947         756
Other Government Enterprises                                     (64)         (5)       (23)         (3)           2
                                                            _________________________________________________________
                                                                3,070       3,578      4,308       4,196       3,887
_____________________________________________________________________________________________________________________
Other Non-Tax Revenue
Reimbursements                                                  1,206       1,241      1,295       1,415       1,448
Electricity Debt Retirement Charge                              1,000         997      1,021         991       1,013
Vehicle and Driver Registration Fees                              985         976        763         970       1,032
Power Sales                                                       510         610        779         863         831
Other Fees and Licences                                           594         506        550         624         585
Liquor Licence Revenue                                            488         489        516         467         455
Net Reduction of Power Purchase Contract Liability                104         236        396         412         398
Sales and Rentals                                                 532         352        465       1,108         430
Royalties                                                         248         278        191         215         217
Miscellaneous Other Non-Tax Revenue                               622         721        773         790         651
                                                            _________________________________________________________
                                                                6,289       6,406      6,749       7,855       7,060
_____________________________________________________________________________________________________________________
Total Revenue                                                  68,400      77,841     84,225      90,397      94,100
=====================================================================================================================

=====================================================================================================================
Total Expense                                                                                               Table 22
($ Millions)
_____________________________________________________________________________________________________________________
                                                                                                             Current
                                                                                                   Actual    Outlook
                                                                 2003-04    2004-05  2005-06(1)   2006-07    2007-08
_____________________________________________________________________________________________________________________
Ministry Expense
Aboriginal Affairs                                                    15         21         50         25         38
Agriculture, Food and Rural Affairs                                  843        799        865        800        880
Attorney General                                                   1,225      1,204      1,287      1,347      1,409
Board of Internal Economy                                            196        145        150        163        245
Children and Youth Services                                        2,597      2,788      3,267      3,260      3,669
Citizenship and Immigration                                           55         64         92        116         86
Community and Social Services                                      5,972      6,361      6,718      7,182      7,373
Community Safety and Correctional Services                         1,690      1,732      1,750      1,877      1,931
Culture                                                              327        344        475        410        350
Democratic Renewal Secretariat                                         -          2          2          6          8
Economic Development and Trade                                        76         70        176        199        332
Education                                                            350        361        440        423        451
   School Boards' Net Expense                                      9,423     10,274     10,886     11,290     12,102
Energy                                                               169        194        207        229        312
Environment                                                          263        305        274        314        327
Executive Offices                                                     24         19         19         19         18
Finance                                                              691        539        583        569        445
   Ontario Municipal Partnership Fund/Community Reinvestment         651        626        714        758        917
   Fund
Francophone Affairs, Office of                                         3          3          4          4          5
Government and Consumer Services                                     530        962        625        856        885
Health and Long-Term Care(2)                                      16,218     17,555     17,841     19,162     20,207
   Hospitals' Net Expense(2)                                      12,946     13,877     14,816     16,145     17,384
Health Promotion                                                     202        236        290        391        373
Intergovernmental Affairs                                              6         13         10         11          9
Labour                                                               117        129        141        147        161
Municipal Affairs and Housing                                        634        770        926        843        760
Natural Resources                                                    623        559        628        734        782
Northern Development and Mines                                       189        320        337        318        356
Public Infrastructure Renewal(3)                                    (35)         41        107        426        444
Research and Innovation                                              160        236        332        316        328
Revenue                                                              533        523        442        563        598
Small Business and Entrepreneurship                                   15         20         26         25         26
Tourism                                                              212        167        210        204        209
Training, Colleges and Universities                                2,811      3,293      3,504      4,110      4,452
   Colleges' Net Expense                                           1,090      1,289      1,185      1,273      1,454
Transportation                                                     1,800      1,815      2,188      2,733      2,056
Other Expense
Capital Contingency Fund                                               -          -          -          -      1,115
Community Reinvestment Fund One-Time Transition Funding                -        233          -          -          -
Electricity Consumer Price Protection Fund                           253          -          -          -          -
Interest on Debt                                                   9,604      9,368      9,019      8,831      9,067
Move Ontario                                                           -          -      1,232          6          -
One-Time and Extraordinary Assistance to Agricultural Sector          64        601        282        278        359
Operating Contingency Fund                                             -          -          -          -        614
Pension and Other Employee Future Benefits                           309        458        729        557        533
Power Purchases                                                      797        840        803        863        831
Teachers' Pension Plan                                               235        240        295        345        349
Year-End Savings                                                       -          -          -          -      (900)
_____________________________________________________________________________________________________________________
Total Expense                                                     73,883     79,396     83,927     88,128     93,350
=====================================================================================================================
(1) Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation. Prior to 2005-06, historical figures reflect grants to these entities for comparison purposes.
(2) The 2003-04 expenses for Health and Long-Term Care and Hospitals include $824 million of SARS-related and major one-time health costs. The 2007-08 figures reflect a change in the presentation of expense in the Health Sector to be consistent with the 2006-07 Public Accounts. This change in presentation does not affect total expense.
(3) Credit expense amount relates to consolidation adjustments between Ontario Realty Corporation and ministry to reflect net spending for the year.
_____________________________________________________________________________________________________________________

=====================================================================================================================
2007-08 Infrastructure Expenditure                                                                          Table 23
($ Millions)
_____________________________________________________________________________________________________________________
                                                                            2007-08 Current Outlook
                                                             ________________________________________________________

                                                      Total                             Transfers
                                             Infrastructure       Investment            and Other              Total
                                               Expenditures       in Capital      Expenditures in     Infrastructure
Sector                                       2006-07 Actual           Assets     Infrastructure(1)      Expenditures
_____________________________________________________________________________________________________________________
Transportation
   Transit                                            1,624              598                  493              1,091
   Highways                                           1,426            1,549                  154              1,703
   Other Transportation                                  76                5                   28                 33
Health
   Hospitals                                            375              623                    5                628
   Other Health                                         183               50                  176                226
Education
   School Boards                                      1,000                -                1,016              1,016
   Colleges                                              73              184                    0                184
   Universities                                          52                -                   77                 77
Water/Environment                                       360               32                  230                262
Municipal and Local Infrastructure(2)                   473                2                  549                551
Justice                                                 102               89                   47                136
Other                                                   682              287                1,164              1,451
_____________________________________________________________________________________________________________________
Total(3)                                              6,426            3,419                3,939              7,358
=====================================================================================================================
(1) Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's Total Expenses in Table 22.
(2) Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
(3) Total expenditures include $86 million in flow-throughs in Investment in Capital Assets (for provincial highways)
    and $160 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($28 million in
    Transportation, $45 million in Water/Environment, $87 million in Municipal and Local Infrastructure).
_____________________________________________________________________________________________________________________

=====================================================================================================================
Ten-Year Review of Selected Financial and Economic Statistics
($ Millions)
_____________________________________________________________________________________________________________________

                                                                            1998-99         1999-00          2000-01
_____________________________________________________________________________________________________________________
Financial Transactions
Revenue                                                                      56,050          65,042           66,294
Expense
   Programs                                                                  49,036          53,347           53,519
   Interest on Debt                                                           9,016          11,027           10,873
                                                                    _________________________________________________

Total Expense                                                                58,052          64,374           64,392
Reserve                                                                           -               -                -
                                                                    _________________________________________________
Surplus/(Deficit)                                                           (2,002)             668            1,902
_____________________________________________________________________________________________________________________
Net Debt3, (4)                                                              114,737         134,398          132,496
Accumulated Deficit(3)                                                      114,737         134,398          132,496
_____________________________________________________________________________________________________________________
Gross Domestic Product (GDP) at Market Prices                               377,897         409,020          440,759
Personal Income                                                             304,652         321,702          347,653
_____________________________________________________________________________________________________________________
Population (000s)                                                            11,367          11,506           11,685
Net Debt per Capita (dollars)                                                10,094          11,681           11,339
Personal Income per Capita (dollars)                                         26,801          27,959           29,752

_____________________________________________________________________________________________________________________
Total Expense as a per cent of GDP                                             15.4            15.7             14.6
Interest on Debt as a per cent of Revenue                                      16.1            17.0             16.4
Net Debt as a per cent of GDP                                                  30.4            32.9             30.1
Accumulated Deficit as a per cent of GDP                                       30.4            32.9             30.1
=====================================================================================================================
(1) Starting in 2002-03, major tangible capital assets owned by Provincial ministries (land, buildings and transportation infrastructure) are accounted for on a full accrual accounting basis. Other tangible capital assets owned by Provincial ministries will continue to be accounted for as expense in the year of acquisition or construction. All capital assets owned by consolidated organizations are accounted for on a full accrual basis.
(2) Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation. Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
(3) Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the surplus/deficit. For fiscal 2005-06, the change in the Accumulated Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector entities. For fiscal 2006-07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity
    Financial Corporation made at the beginning of the year.
(4) Net Debt is restated in 2003-04, 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
Sources: Ontario Ministry of Finance and Statistics Canada.
_____________________________________________________________________________________________________________________

=====================================================================================================================
                                                                                                            Table 24
_____________________________________________________________________________________________________________________

                                                                                                             Current
                                                                                             Actual          Outlook
          2001-02      2002-03(1)          2003-04         2004-05       2005-06(2)         2006-07          2007-08
_____________________________________________________________________________________________________________________

           66,534          68,891           68,400          77,841           84,225          90,397           94,100

           55,822          59,080           64,279          70,028           74,908          79,297           84,283
           10,337           9,694            9,604           9,368            9,019           8,831            9,067
_____________________________________________________________________________________________________________________
           66,159          68,774           73,883          79,396           83,927          88,128           93,350
                -               -                -               -                -               -              750
_____________________________________________________________________________________________________________________
              375             117          (5,483)         (1,555)              298           2,269                0
_____________________________________________________________________________________________________________________
          132,121         132,647          138,816         140,921          141,928         141,100          143,079
          132,121         118,705          124,188         125,743          109,155         106,776          106,776
_____________________________________________________________________________________________________________________
          453,701         477,763          493,081         516,792          536,908         557,784          585,673
          361,187         369,420          381,127         399,828          417,835         438,030          461,037
_____________________________________________________________________________________________________________________
           11,898          12,102           12,263          12,420           12,565          12,705           12,804
           11,104          10,961           11,320          11,346           11,295          11,106           11,175
           30,357          30,526           31,079          32,192           33,253          34,476           36,008
_____________________________________________________________________________________________________________________
             14.6            14.4             15.0            15.4             15.6            15.8             15.9
             15.5            14.1             14.0            12.0             10.7             9.8              9.6
             29.1            27.8             28.2            27.3             26.4            25.3             24.4
             29.1            24.8             25.2            24.3             20.3            19.1             18.2
=====================================================================================================================

[Chart 16: Composition of Revenue Outlook, 2007-08 - pie chart]

[Chart 17: Composition of Total Expense Outlook, 2007-08 - pie chart]

[Chart 18: Composition of Program Expense Outlook, 2007-08 - pie chart]

                                   ANNEX IV:
                                 BORROWING AND
                                DEBT MANAGEMENT
________________________________________________________________________________

LONG-TERM PUBLIC BORROWING

The total long-term public borrowing requirement for the Province and the
Ontario Electricity Financial Corporation (OEFC) in 2007-08 is projected at
$17.7 billion, down $1.1 billion from the $18.8 billion estimated in the 2007
Budget Plan.

As at September 30, 2007, the Province had raised approximately $9.5 billion. As at December 6, 2007, the Province had raised an additional $4.0 billion, for a total of $13.5 billion, with $4.2 billion remaining to be borrowed.

Bond markets have been very volatile in recent months, but the Province continues to have steady access to the domestic bond market due to both investor confidence in Ontario and the liquidity provided by its benchmark bond issues.

[Chart 1: Borrowing - All Markets - pie chart]

[Chart 2: Borrowing - Domestic Market - pie chart]

Approximately $12.4 billion, or 92 per cent, of the borrowing requirement was raised in the domestic market, using the following instruments:

•    syndicated bonds

•    bond auctions

•    Ontario Savings Bonds

•    floating rate notes

•    medium-term notes.

Internationally, the Province issued one five-year US$1 billion global bond issue.

The Province will continue to maintain a flexible approach to borrowing, monitoring both domestic and international capital markets for opportunities to diversify its borrowing program. The Province typically targets 25 per cent of borrowing from international markets. So far this fiscal year, eight per cent has been raised internationally as borrowing costs have been much higher abroad.

====================================================================================================================
2007-08 Borrowing Program                                                                                   Table 1
($ Billions)
____________________________________________________________________________________________________________________
                                                                              Budget        Current         In-Year
                                                                                Plan        Outlook          Change
                                                                      ______________________________________________

Deficit/(Surplus)                                                                0.4            0.0            (0.4)
Non-cash Adjustments                                                            (0.5)          (0.9)           (0.5)
Investment in Capital Assets                                                     3.3            3.4             0.1
Net Loans/Investments                                                            1.2            2.7             1.5
Debt Maturities                                                                 14.4           14.2            (0.2)
Debt Redemptions                                                                 0.9            1.0             0.1
Total Funding Requirement                                                       19.7           20.4             0.7
Canada Pension Plan Borrowing                                                   (0.4)          (0.4)            0.1
Decrease/(Increase) in Short-Term Borrowing                                     (0.6)          (1.3)           (0.8)
Increase/(Decrease) in Cash and Cash Equivalents                                 0.0           (1.0)           (1.0)
____________________________________________________________________________________________________________________
Total Long-Term Public Borrowing Requirement                                    18.8           17.7            (1.1)
====================================================================================================================
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________

The total long-term public borrowing requirement for 2007-08 remains at $17.7 billion as in the First Quarter Ontario Finances, down $1.1 billion from the
2007 Budget Plan.

A major in-year change from the Budget Plan is a $1.5 billion increase in net loans/investments, of which $0.9 billion represents loans to Ontario Power
Generation Inc. (OPG) and $0.7 billion for the transfer of third-party asset-backed commercial paper (ABCP) to a long-term investment portfolio, offset by a $0.1 billion payment by the Ontario Power Authority (OPA) towards its line of credit with the Province. Other in-year changes include a $0.5 billion change in non-cash adjustments and a $1.0 billion decrease in cash and cash equivalents, both attributable to a higher-than-forecast surplus in 2006-07, resulting in lower cash needs.

A notable financing activity in the second quarter was the transfer of $0.7 billion in third-party ABCP to a long-term investment portfolio, offset by an increase in short-term borrowing. The ABCP transfer decision was made due to ongoing deliberations resulting from the Montreal Accord, which the Province and a majority of third-party ABCP investors joined in August 2007. The Accord is an agreement to determine a process for the orderly restructuring of the third-party ABCP market. The agreement, originally set to expire on October 15,
2007, was extended to December 14, 2007.

The Province does not want to pre-judge the outcome of the Montreal Accord or how markets will trade afterwards, but it is estimated that the potential provincial writedown will be less than $100 million out of its $720 million of
ABCP holdings. This amount will be offset by in-year savings on the Province's other interest on debt costs. Ontario's potential ABCP writedown will not have any material impact on the fiscal plan.

====================================================================================================================
Medium-Term Borrowing Outlook                                                                               Table 2
($ Billions)
____________________________________________________________________________________________________________________

                                                                          2007-08          2008-09          2009-10
                                                                ____________________________________________________

Deficit/(Surplus)                                                             0.0              0.0              0.0
Non-Cash Adjustments                                                         (0.9)            (0.8)            (0.7)
Investment in Capital Assets                                                  3.4              3.5              4.0
Net Loans/Investments                                                         2.7              1.3              0.5
Debt Maturities:
    Currently Outstanding                                                    14.2             19.9             14.6
    Incremental Impact of Future Financing                                    0.0              0.0              0.5
Debt Redemptions                                                              1.0              0.7              0.7
Total Funding Requirement                                                    20.4             24.5             19.6
Canada Pension Plan Borrowing                                                (0.4)            (0.6)            (0.7)
Decrease/(Increase) in Short-Term Borrowing                                  (1.3)            (0.6)             0.8
Increase/(Decrease) in Cash and Cash Equivalents                             (1.0)            (0.4)            (0.7)
____________________________________________________________________________________________________________________
Total Long-Term Public Borrowing Requirement                                 17.7             22.9             19.0
====================================================================================================================
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________

Refinancing maturing debt remains the primary component of the medium-term borrowing outlook. Debt maturities for the Province and the OEFC are projected at $14.2 billion in 2007-08, $19.9 billion in 2008-09 and $15.1 billion in
2009-10.

The Province closely monitors the level of annual maturities on a yearly basis.
The year-to-year variation in debt maturities largely reflects past borrowing activities.

DEBT

The Province's total debt as at September 30, 2007 was $160.8 billion. Total debt, which represents all borrowing without offsetting financial assets, is projected to be $162.9 billion as at March 31, 2008, compared to $157.3 billion as at March 31, 2007.

[Chart 3: Debt - bar graph]

The projected increase in total debt is mainly due to the government's capital investments in key priority areas and loans to school boards for capital projects. Total debt, but not net debt, is also expected to increase due in part to short-term borrowing being used to maintain cash levels and fund the transfer of the Province's ABCP holdings to a long-term investment portfolio. The
Province could have opted to reduce cash levels instead of increasing short-term borrowing but decided in the current credit environment it is more prudent to keep cash and liquidity levels high.

Ontario's net debt — the difference between the Province's total liabilities and total financial assets — is projected to be $143.1 billion as at March 31,
2008, compared to $141.1 billion as at March 31, 2007. The increase in net debt is primarily a result of the government's capital investments.

TOTAL DEBT COMPOSITION

Total debt is composed of bonds issued in both the short- and long-term public capital markets and non-public debt.

[Chart 4: Total Debt Composition - pie graph]

Public debt totals $139.0 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 11 currencies. Ontario also has $21.8 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board (CPPIB).
This debt is not marketable and cannot be traded.

DEBT MANAGEMENT

The Province limits itself to a maximum interest rate reset exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes.

As at September 30, 2007, interest rate reset exposure was 15.2 per cent and foreign exchange exposure was 0.5 per cent.

[Chart 5: Interest RateReset Exposure - bar graph]

[Chart 6: Foreign Exchange Exposure - bar graph]

DEBT MATURITIES

The most significant component of the borrowing program is the refinancing of maturing debt.

The Province will continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

[Chart 7: Debt Maturities - bar graph]

COST OF DEBT

The effective interest rate (on a weighted-average basis) on total debt as at
September 30, 2007 was 5.95 per cent, compared to 6.02 per cent as at March 31,
2007. For comparison, as at March 31, 1993, the effective interest rate on total debt was 10.14 per cent.

[Chart 8: Effective Interest Rate (Weighted Average) of Debt - line graph]

The effective interest rate on public debt was 5.47 per cent as at September 30,
2007, compared to 5.48 per cent as at March 31, 2007. The effective interest rate on non-public debt was 9.00 per cent as at September 30, 2007, compared to
9.23 per cent as at March 31, 2007.

NET DEBT-TO-GDP

Net debt-to-GDP peaked at 32.9 per cent in 1999-2000, the year the Province first consolidated the unfunded liability (or "stranded debt") of the OEFC.
Since then, Ontario's net debt-to-GDP ratio has trended downward, declining to
25.3 per cent in 2006-07. The current outlook projects a ratio of 24.4 per cent in 2007-08, 23.9 per cent in 2008-09 and 23.3 per cent in 2009-10.

[Chart 9: Net Debt-to-GDP - line graph]

GLOSSARY OF FINANCIAL TERMS USED IN ANNEX IV
________________________________________________________________________________
         Note: The descriptions of the terms in the glossary are solely intended for the assistance of readers of the 2007 Economic Outlook and
               Fiscal Review. The glossary and the descriptions of the terms in the glossary are not intended to affect or alter the meaning of any terms under law.
________________________________________________________________________________

     Amortization:  the portion of an asset's cost  allocated  to an  accounting period as a result of writeoff over its estimated useful life.

     Asset-Backed  Commercial Paper (ABCP):  consists of short-term  investments secured by a pool of assets  such as accounts  receivable,  auto loans and  credit-card  receivables  that are structured  into a trust.  The administrator  of the  trust  provides  credit  enhancement  through a combination of cash, deferred payment arrangements,  letters of credit and credit derivatives.

     Canada  Pension  Plan  (CPP)  Borrowing:  the  Province  has the  option of borrowing from the Canada Pension Plan  Investment  Board (CPPIB) as a source of long-term borrowing.

     Debt: an obligation resulting from the borrowing of money.

     Debt Maturities:  total  forecast  amount  of  debt  due for  repayment  on specific dates.

     Debt Redemptions:  total  forecast  amount of bond  issues  expected  to be redeemed  prior to  maturity.  Debt  redemptions  primarily  relate to
          Ontario Savings Bonds.

     Debt Term: remaining term to maturity of long-term debt.

     Domestic Bonds:  debt securities  issued in the domestic  market,  settling through the domestic clearing system.

     Euro Medium-Term Notes (EMTNs):  debt issued outside the United States and
          Canada and structured to meet individual investor requirements.

     Financial  Assets:   assets  that  could  be  used  to  discharge  existing
          liabilities or finance future  operations and are not for  consumption in the normal course of operations.  Financial assets include cash, an asset that is convertible to cash, a contractual right to receive cash or  another  financial  asset  from  another  party,  a  temporary  or portfolio investment, and a financial claim on an outside organization or individual and inventory.

     Floating Rate Notes (FRNs):  debt  instruments that bear a variable rate of interest. Coupons are linked to a floating interest rate index.

     Global Bonds:  debt securities  issued  simultaneously in the international and domestic  markets,  settling  through various  worldwide  clearing systems.  These can be issued in a variety  of  currencies,  including
          Canadian and U.S. dollars.

     Increase/(Decrease)  in Cash and Cash  Equivalents:  the  change in cash or
          other  short-term   liquid  low-risk   instruments  that  are  readily
          convertible to cash typically within three months or less.

     Interest on Debt  Expense:  the amount  reported as an expense for borrowed money.  Interest is  calculated  as a percentage of the amount of debt for each period of time.

     Investment in Capital  Assets:  the cost of acquiring  or  upgrading  major tangible  capital  assets owned by the  Province and its  consolidated organizations during the year, including land, buildings, highways and bridges.

     Medium-Term Notes  (MTNs):  debt  instruments  offered  under a program and structured to meet specific investor needs.

     Net  Debt: the  difference  between the Province's  total  liabilities  and financial assets.

     Net  Debt-to-GDP  Ratio:  a  measurement  of  the  government's  debt  as a percentage of gross domestic product (GDP). It is a measure of the net debt in relation to the economy and capacity to carry and repay debt.

     Net  Loans/Investments:  the  total  funds  paid  by the  Province  towards loans/investments netted against
               loan repayments.

     Non-Cash  Adjustments:  adjustments  required to  determine  the cash flows resulting  from operating  activities.  Non-cash  adjustments  include changes in  balance-sheet  accounts  such as accounts  receivable  and payable,  prepaid  expenses  and  deferred  revenue.  Amortization  of capital assets is also a non-cash adjustment.

     Non-Public  Debt:  consists  of debt  instruments  issued to  public-sector pension  funds in Ontario and the CPPIB.  This debt is not  marketable and cannot be traded.

     Syndicated Bond Issues: debt securities that are underwritten by a group of investment dealers.

     Total Debt: the Province's total borrowings outstanding without taking into consideration any of the Province's assets.

     Treasury Bills:  short-term  debt  instruments  issued by  governments on a discount basis.

     Weighted-Average  Interest Rate:  takes into account the proportion of debt at each level of interest rate in the debt portfolio.

                                    ANNEX V:
                            TRANSPARENCY IN TAXATION
________________________________________________________________________________

TRANSPARENCY IN TAXATION

Tax expenditure reporting is an important element of improved fiscal accountability. It increases fiscal transparency by providing a complete picture of revenue forgone in the tax system.

STRUCTURE OF THE REPORT
This report provides estimates of revenue forgone in 2007 with respect to provisions in the following taxes:

•    Personal Income Tax

•    Corporate Tax

•    Sales and Commodity Tax

•    Education Property Tax

•    Employer Health Tax

•    Estate Administration Tax

•    Gross Revenue Charge.

A description of each tax provision was provided in the government's first
Transparency in Taxation report, presented in Annex III of the 2005 Ontario
Economic Outlook and Fiscal Review. Descriptions of tax provisions that had been introduced or changed since 2005 were provided in Annex V of the 2006 Ontario
Economic Outlook and Fiscal Review. Please refer to the 2005 and 2006 reports for those descriptions.

Electronic copies of the 2005 and 2006 Ontario Economic Outlook and Fiscal
Review are available via the Internet at:
www.fin.gov.on.ca/english/budget/fallstatement/2005/05fs-paperc.html and
www.fin.gov.on.ca/english/budget/fallstatement/2006/06fs-papere.html.

This report includes  descriptions  only for tax provisions that are new or have been modified since the 2006 Ontario  Economic  Outlook and Fiscal  Review.  The
descriptions are intended to provide a basic understanding of the provisions and do not replace the relevant  legislation  or  regulations.  The estimates do not reflect the impact of tax measures proposed in the 2007 Ontario Economic Outlook and Fiscal Review (see Annex II: Enhancing Ontario's Tax Competitiveness).

SCOPE

Given the absence of a universally accepted definition of a "tax expenditure,"
this report continues the broad approach adopted in previous reports of listing estimates of forgone revenue that could potentially be included under a broad-based tax system.

Personal and Corporate Income Tax expenditures identified in this report include tax expenditures shared with the federal government and Ontario-only tax expenditures.

Under a tax collection agreement between Ontario and Canada, the federal government determines the Personal Income Tax base. Ontario has limited policy control over the individual components of taxable income and the associated tax expenditures related to the federally defined tax base.

Ontario currently collects and administers its own Corporate Income Tax, Minimum
Tax, Capital Tax and Special Additional Tax on life insurers. However, pursuant to a Memorandum of Agreement with the federal government dated October 6, 2006,
Ontario enacted legislation to enable the federal government to collect and administer these taxes, effective for taxation years ending after 2008, once a tax collection agreement has been signed by both governments.

METHOD

The estimates in this report were developed using the latest available taxation or economic data, forecast to the 2007 calendar year. The data used to estimate the values of the tax provisions come from a variety of sources. Revisions to the underlying data, as well as improvements to the estimation method, may result in changes to the estimated value of a provision in future publications.
As well, some tax provision estimates are particularly sensitive to economic conditions or other variables and those values could fluctuate significantly from year to year.

It is important to note that the estimates in this report are not intended to represent the potential revenue gain for the Province if the tax provisions were not in place. Each estimate has been determined separately and in isolation of other factors, such as the economic impact of any change, behavioural responses, the interaction among various tax provisions, or any modifications in policy that might reasonably accompany the change. As a result, the estimates cannot be added together to determine the total cost of a particular group of tax expenditures.

Tax expenditure estimates of less than $1 million are denoted by the letter "s"
(small). This report also includes tax provisions for which relevant data from the tax system are not currently available to the Ministry of Finance. Although estimates may not be available, these items are listed to ensure greater accountability and transparency.

Future annual reports will continue to refine Ontario's tax expenditure estimates.

PERSONAL INCOME TAX

Table 1 provides estimates of tax provisions relating to the Ontario Personal
Income Tax system. Business provisions listed here are for unincorporated businesses.

====================================================================================================================
Personal Income Tax(1)                                                                                      Table 1
____________________________________________________________________________________________________________________

Tax Provisions                                                                                     2007 Estimates(2)
                                                                                                       ($ Milllions)
____________________________________________________________________________________________________________________

Ontario Non-Refundable Tax Credits
____________________________________________________________________________________________________________________

Adoption Expense Credit                                                                                            s
Age Credit                                                                                                       260
Amounts Transferred from Spouse or Common-law Partner                                                             25
Basic Personal Credit                                                                                          4,275
Canada Pension Plan (CPP)/Quebec Pension Plan (QPP) Contributions Credit                                         550
Caregiver Credit                                                                                                  15
Charitable Donations Credit(3)                                                                                   560
Disability Credit                                                                                                 80
Eligible Dependant Credit                                                                                         90
Employment Insurance (EI) Premiums Credit                                                                        195
Infirm Dependant Credit                                                                                            1
Medical Expense Credit                                                                                           110
Ontario Overseas Employment Tax Credit                                                                             6
Pension Income Credit                                                                                            115
Spouse or Common-law Partner Credit                                                                              175
Student Loan Interest Credit                                                                                       9
Tuition Fee and Education Credits                                                                                290

Ontario Tax Reduction (OTR)
OTR — Basic Reduction                                                                                            185
OTR — Reduction for Dependent Children Under 19                                                                  190
OTR — Reduction for Disabled or Infirm Dependants                                                                  9
OTR — Total                                                                                                      315

Other Ontario Tax Credits
Ontario Focused Flow-through Share Tax Credit                                                                      3
Ontario Political Contribution Tax Credit                                                                         10
__________________________________________________________________________________________________________________________

====================================================================================================================
Personal Income Tax(1)                                                                                      Table 1
____________________________________________________________________________________________________________________

Tax Provisions                                                                                     2007 Estimates(2)
                                                                                                       ($ Milllions)
____________________________________________________________________________________________________________________

Ontario Non-Refundable Tax Credits
____________________________________________________________________________________________________________________

Ontario Property and Sales Tax Credits (OPSTCs)
OPSTCs — Non-seniors                                                                                             435
OPSTCs — Seniors(4)                                                                                              545
OPSTCs — Total(4)                                                                                                980
Ontario Labour-Sponsored Investment Fund and Employee Ownership Tax Credits(5)
Employee Ownership (EO) Tax Credit                                                                                 s
Labour-Sponsored Investment Fund (LSIF) Tax Credit                                                                20
Research-oriented Investment Fund (ROIF) Tax Credit                                                                s

Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
Business
   Items for Which an Estimate is not Available
   Assistance for Artists and Deduction for Canadian Art Purchased by
   Unincorporated Businesses
   Assistance for Prospectors and Grubstakers
   Deduction of Accelerated Capital Cost Allowance
   Deferral Through Use of Billed-basis Accounting by Professionals

Employment
Deduction for Clergy Residence                                                                                    15
Deduction of Home Relocation Loans                                                                                 s
Deduction for Military and Police Deployed to High-risk International Missions                                     4
Deduction of Other Employment Expenses                                                                           270
Deduction of Union and Professional Dues                                                                         140
Employee Stock Options                                                                                           170
Moving Expense Deduction                                                                                          15
Northern Residents' Deductions                                                                                     1
   Items for Which an Estimate is not Available
   Deductions for Tradespersons' and Apprentice Vehicle Mechanics' Tools
   Deductions for Artists and Musicians
   Deduction for Tuition Assistance for Adult Basic Education
   Deferral of Salary Through Leave of Absence/Sabbatical Plans
   Employee Benefit Plans
   Increased Deduction for Meal Expenses of Truck Drivers
   Non-taxation of Business-paid Health and Dental Benefits
   Non-taxation of Certain Non-monetary Employment Benefits
   Special Tax Computations for Certain Retroactive Lump-sum Payments
______________________________________________________________________________________________________________________

====================================================================================================================
Personal Income Tax(1)                                                                                      Table 1
____________________________________________________________________________________________________________________

Tax Provisions                                                                                     2007 Estimates(2)
                                                                                                       ($ Milllions)
____________________________________________________________________________________________________________________

Ontario Non-Refundable Tax Credits
____________________________________________________________________________________________________________________

Farming and Fishing
   Items for Which an Estimate is not Available
   Cash-basis and Flexibility in Inventory Accounting
   Deduction of Farm Losses for Part-time Farmers
   Deferral of Income for Farmers
   Net Income Stabilization Account for Farmers
Investment
$750,000 Lifetime Capital Gains Exemption for Farming or Fishing Property                                        170
   and Small Business Shares(3)
Deduction of Allowable Business Investment Losses                                                                 10
Deduction of Carrying Charges Incurred to Earn Income                                                            255
Deduction of Resource-related Expenditures                                                                       100
Partial Inclusion of Capital Gains                                                                             1,140
   Items for Which an Estimate is not Available
   Capital Gains Exemptions — $1,000 on Personal-use Property
   and $200 on Foreign Exchange Transactions
   Deduction of Limited Partnership Losses
   Deferral of Capital Gains Through Five-year Reserve
   Deferral of Capital Gains Through Rollovers
   Deferral of Capital Gains Through 10-year Reserve for Farming or Fishing Property and Small Business Shares
   Deferral of Capital Gains Through Transfers to a Spouse or Spousal Trust
   Exemption for Capital Gains Arising from Certain Donations
   Non-taxation of Capital Gains on Principal Residences
   Taxation of Capital Gains Upon Realization
Non-taxable Income
Guaranteed Income Supplement and Allowance Benefits                                                               25
Social Assistance Benefits                                                                                        25
Workers' Compensation Benefits                                                                                   160
   Items for Which an Estimate is not Available
   Certain Government Pensions and Allowances
   Damages With Respect to Personal Injury or Death
   Death Benefits of Up to $10,000
____________________________________________________________________________________________________________________

====================================================================================================================
Personal Income Tax(1)                                                                                      Table 1
____________________________________________________________________________________________________________________

Tax Provisions                                                                                     2007 Estimates(2)
                                                                                                       ($ Milllions)
____________________________________________________________________________________________________________________

Ontario Non-Refundable Tax Credits
____________________________________________________________________________________________________________________

   Employer-paid CPP/QPP Contributions and EI Premiums
   Gifts and Bequests
   Income of Status Indians on Reserves
   Income from the Office of the Governor General and Allowances for Diplomats
   and other Government Employees Posted Abroad
   Investment Income on Life Insurance Policies
   Lottery and Gambling Winnings
   Strike Pay

Special Circumstances
Child Care Expense Deduction                                                                                     160
Pension Income Splitting                                                                                         170
Treatment of Alimony, Maintenance and Child Support Payments                                                      35
   Items for Which an Estimate is not Available
   Deduction Related to Vows of Perpetual Poverty
   Disability Supports Deduction
   Exemption of Scholarship, Fellowship and Bursary Income
   Tax-free Amount for Emergency Service Volunteers

Tax-deferred Savings
Registered Pension Plans (RPP) — Deduction for Contributions                                                     660
Registered Retirement Savings Plans (RRSP) — Deduction for Contributions                                       1,940
   Items for Which an Estimate is not Available
   Deferred Profit-sharing Plans
   Registered Education Savings Plans (RESP)
   RPP and RRSP -- Non-taxation of Investment Income
=====================================================================================================================
(1) Estimates do not include the impact of revenue forgone from Personal Income Tax provisions for trusts, which are taxed as individuals under the Income Tax Act.
(2) Estimates are based on 2004 tax-filer data forecast to represent the 2007 taxation year, unless otherwise noted.
(3) Estimate is also based on federal estimates for provisions that have changed since 2006.
(4) Estimate includes the enrichment of the income threshold for senior couples to $23,820 proposed in the 2007
    Ontario Budget.
(5) Estimates are based on tax-sharing statements.
_____________________________________________________________________________________________________________________

PERSONAL INCOME TAX — DESCRIPTION OF TAX PROVISIONS

The following Personal Income Tax provisions have been introduced or changed since 2006.

Ontario Non-Refundable Tax Credits

The non-refundable tax credits listed in the following table are based on amounts that are adjusted for inflation each year.

===================================================================================================================
Amounts on Which Indexed Non-Refundable Tax Credits Are Based ($)                                          Table 2
___________________________________________________________________________________________________________________

Non-Refundable Tax Credits
Adoption Expense Credit, maximum claim                                                                      10,435
Age Credit, maximum claim                                                                                    4,176
   Reduced by 15 per cent of individual's net income in excess of                                           31,088
Basic Personal Credit                                                                                        8,553
Caregiver Credit, maximum claim                                                                              4,031
   Reduced by dependant's net income in excess of                                                           13,792
Disability Credit                                                                                            6,910
Eligible Dependant Credit, maximum claim                                                                     7,262
   Reduced by dependant's net income in excess of                                                              726
   Dependant's net income less than                                                                          7,988
Infirm Dependant Credit, maximum claim                                                                       4,031
   Reduced by dependant's net income in excess of                                                            5,731
Medical Expense Credit
   Qualifying medical expenses in excess of the lesser of three per cent of                                  1,936
   net income and
   Qualifying medical expenses of other dependant, maximum claim                                            10,435
Pension Income Credit, maximum claim                                                                         1,183
Spouse or Common-law Partner Credit, maximum claim                                                           7,262
   Not exceeding spouse's or common-law partner's net income deducted from                                   7,988
Tuition Fee and Education Credits
   Education Credit, full time (per month)                                                                     461
   Education Credit, part time (per month)                                                                     138
   Maximum transfer                                                                                          5,914
===================================================================================================================

Other Ontario Tax Credits
     Ontario  Property and Sales Tax Credits (OPSTCs) — The Property Tax Credit
              is the lesser of occupancy cost and a basic property tax credit amount plus 10 per cent of occupancy cost. Occupancy cost is property tax or 20 per cent of rent paid on an individual's principal residence plus $25 if residing in a student's residence.
              The basic property tax credit amount is $250 for non-senior individuals or couples and $625 for senior individuals or couples.
              The Sales Tax Credit is $100 for an individual plus $100 for a spouse or common-law partner and $50 for each dependent child aged
              18 or under. The credits for non-seniors are jointly reduced by two per cent of adjusted family net income in excess of $4,000;
              the credits for seniors are jointly reduced by four per cent of adjusted family net income in excess of $22,000 for single seniors and $23,090 for senior couples, which the 2007 Ontario Budget proposed to increase. The maximum OPSTCs are $1,000 for
              non-seniors and $1,125 for seniors. The estimate includes the proposed increase to the income threshold for senior couples, which is expected to be $23,820 for 2007.

Exemptions, Deductions, Deferrals and Other Measures Shared
with the Federal Government

Employment
Item for Which an Estimate is not Available
     Increased Deduction for Meal Expenses of Truck Drivers — In general, employees may deduct only 50 per cent of otherwise allowable business-related meal expenses. Effective March 19, 2007,
              long-haul truck drivers may deduct 60 per cent of meal expenses incurred during eligible periods of travel. The deductible portion will increase each year, rising to 80 per cent after 2010. The increased deduction for meal expenses of truck drivers parallels the 2007 federal budget initiative.

Investment
     $750,000 Lifetime Capital Gains Exemption for Farming or Fishing Property
              and Small Business Shares — A $500,000 lifetime capital gains exemption is available for gains from the disposition of qualified farming or fishing property and small business shares. The cumulative exemption increases to $750,000 for capital gains realized by an individual on dispositions of qualified property on or after March 19, 2007. This increase parallels the 2007 federal budget initiative.

Item for Which an Estimate is not Available
     Exemption for Capital Gains Arising from Certain Donations — Capital gains on gifts of publicly listed securities and ecologically sensitive land donated to public charities are exempt from tax. In addition, capital gains on certain objects certified as being of cultural importance to Canada are exempt from tax if donated to a
              designated museum or art gallery. Effective March 19, 2007, capital gains arising from gifts of publicly listed securities to private foundations are exempt from tax. In addition, when an arm's-length employee acquires a publicly listed security under an option granted by the employer and donates it to a private foundation within 30 days, the associated employment benefit is exempt from tax. Previously, capital gains and income on such donations were subject to the normal 50 per cent inclusion rate for capital gains. These changes parallel the 2007 federal budget initiative.

Special Circumstances
     Pension Income Splitting — Starting in the 2007 taxation year, individuals can allocate up to half of their qualifying pension income to their spouse or common-law partner and can claim a deduction from income for the allocated amount. The person to whom the amount is allocated must include the allocated amount in income, and can claim the pension income credit to the extent that the allocated amount is eligible, based on the transferee's age, not the age of the pensioner.

              Allocating pension income to a lower-income spouse or common-law partner may increase tax expenditures for measures claimed by those individuals, such as the age credit or pension income credit. At the same time, pension income splitting may reduce tax expenditures for other measures provided by the tax system to recognize that an individual's income can support other family members. Such measures include the spouse or common-law partner credit and the transfer of unused amounts from a spouse or common-law partner (e.g., age credit, pension income credit, disability credit, tuition fee and education credits). This happens because increasing the income reported by a lower-income spouse or common-law partner reduces the amounts that can be claimed by the higher-income spouse or common-law partner in respect of these measures.

CORPORATE TAX

Estimates of tax provisions relating to the Ontario Corporate Income Tax,
Capital Tax and Mining Tax systems are presented in Table 3.

=====================================================================================================================
Corporate Tax                                                                                                Table 3
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Corporate Income Tax
_____________________________________________________________________________________________________________________

Ontario Refundable Tax Credits
Apprenticeship Training Tax Credit(2)                                                                             70
Co-operative Education Tax Credit(2)                                                                               9
Ontario Book Publishing Tax Credit                                                                                 2
Ontario Business Research Institute Tax Credit                                                                     4
Ontario Computer Animation and Special Effects Tax Credit                                                         14
Ontario Film and Television Tax Credit                                                                           120
Ontario Innovation Tax Credit                                                                                    200
Ontario Interactive Digital Media Tax Credit                                                                       8
Ontario Production Services Tax Credit                                                                            37
Ontario Sound Recording Tax Credit                                                                                 1
Ontario Deductions and Exemptions
Additional Deduction for Credit Unions                                                                             6
Assets Used to Generate Clean Energy                                                                               s
Manufacturing and Processing (M&P) and Resource Sector Credit                                                    285
Non-taxation of the Federal Investment Tax Credit(3)(,)(4)(,5)                                                   220
Ontario Current Cost Adjustment(4)                                                                                 7
Ontario Depletion Allowance(4)                                                                                     s
Ontario New Technology Tax Incentive(4)                                                                            s
Ontario Political Contributions(4)                                                                                 s
Ontario Resource Allowance(4,)(6,7)                                                                              100
Small Business Deduction(8)                                                                                    1,090
_____________________________________________________________________________________________________________________

=====================================================================================================================
Corporate Tax                                                                                                Table 3
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government
Allowable Business Investment Losses(9,10)                                                                         3
Deductibility of Charitable Donations(9)                                                                         140
Deductibility of Gifts to the Crown(9)                                                                             s
Deductibility of Gifts of Cultural Property and Ecologically Sensitive Land(9)                                     s
Deferral of Income for Farmers8                                                                                    s
Holdback on Progress Payments to Contractors(9)                                                                   16
Non-taxation of Non-profit Organizations(9)                                                                      130
Partial Inclusion of Capital Gains(9)                                                                          1,300
   Items for Which an Estimate is not Available
   Accelerated Write-off of Capital Assets and Resource-related Expenditures
      Temporary Incentive for Manufacturing and Processing (M&P) Machinery
      & Equipment(11)
   Cash-basis Accounting and Flexibility in Inventory Accounting
   Deductibility of Countervailing and Anti-dumping Duties
   Deferral Through Capital Gains Rollovers
   Deferral Through Use of Billed-basis Accounting by Professionals
   Donation of Medicines for the Developing World
   Exemption for Capital Gains Arising from Certain Donations
   Expensing of Advertising Costs
   Non-taxation of Provincial, Municipal and Federal Crown Corporations
   Non-taxation of Registered Charities
   Tax Exemption on Income of Foreign Affiliates of Canadian Corporations
   Taxation of Capital Gains upon Realization

Capital Tax(12)
Capital Tax Deduction                                                                                            435
Deferred Mining Exploration and Development Expenses(13)                                                           4
Deferred Ontario New Technology Tax Incentive and Scientific Research and
   Experimental Development Costs(13)                                                                              s
Exemption for Assets Used to Generate Clean Energy                                                                 s
Exemption for Family Farm Corporations, Family Fishing Corporations,                                               s
   Credit Unions and Other Specified Entities
Small Business Investment Tax Credit for Financial Institutions                                                   20
   Item for Which an Estimate is not Available
   Renounced Mining Expenses
_____________________________________________________________________________________________________________________

=====================================================================================================================
Corporate Tax                                                                                                Table 3
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Mining Tax (14)
_____________________________________________________________________________________________________________________

Mining Tax(1)(4)
Mining Tax Exemption                                                                                               1
Mining Tax Holiday for Mines (other than remote mines)                                                             s
Mining Tax Holiday for New Remote Mines                                                                            s
Mining Tax Rate for Remote Mines                                                                                   s
Processing Allowance                                                                                              55
   Item for Which an Estimate is not Available
   Fast Write-off of Exploration Costs
=====================================================================================================================
(1) Estimates are forecast to the 2007 calendar year based on preliminary 2005 and 2006 Ontario tax administration data, unless otherwise noted. Estimates do not include the revenue impact of corporate income tax expenditures provided to mutual fund corporations.
(2) Estimates include the impact of both the corporate and personal income tax provisions.
(3) Relating to qualifying Ontario Research and Development expenses.
(4) The proposed Ontario Corporate Income Tax collection agreement with the federal government would require Ontario to fully harmonize with the federal definition of corporate taxable income. As a result, these Ontario differences from the federal definition of taxable income will expire for taxation years ending after 2008.
(5) For taxation years ending after 2008, a new 4.5 per cent non-refundable tax credit has been enacted to replace this tax provision.
(6) The resource allowance applies to the mining and oil and gas sectors. The estimate is not net of mining taxes and Crown royalties paid.
(7) For taxation years ending after 2008, a tax credit/debit mechanism has been enacted to replace this provision.
(8) Includes the impact of the Ontario surtax on Canadian-controlled private corporations.
(9) Estimates based on assessed 2005 and 2006 federal tax administration data and forecast to 2007.
(10)Estimate could overstate true value as it does not reflect the future reduction in tax revenues that would occur if those losses were instead deducted from future capital gains.
(11)The 2007 Ontario cash-flow impact provided by the federal Department of Finance and adjusted to a calendar-year basis is $60 million. The cumulative impact to Ontario of this tax provision over 2007-08 to 2009-10 is estimated at over $400 million.
(12)Ontario has legislated a plan to eliminate the Capital Tax by July 1, 2010.
(13)Does not apply for taxation years ending after 2008 as a result of the proposed Corporate Income Tax collection agreement with the federal government.
(14)Estimates are forecast to the 2007 calendar year based on preliminary 2004 Ontario mining tax administration data.
______________________________________________________________________________________________________________________

CORPORATE TAX — DESCRIPTION OF TAX PROVISIONS

The following Corporate Income Tax provisions have changed since 2006.

Corporate Income Tax

Ontario Refundable Tax Credits
        Apprenticeship Training Tax Credit — A 25 per cent (30 per cent for small businesses) refundable corporate/personal income tax credit is available for corporations and unincorporated business hiring apprentices in industrial, construction, motive power and certain service trades. The 2007 Ontario Budget extended this incentive for four years for eligible apprentices who commence employment before January 1, 2012, and for salaries and wages paid prior to
              January 1, 2015. In addition, in 2007, the following trades have been added to the list of skilled trades that currently qualify for the tax credit:

•    entertainment industry power technician

•    process operator - power

•    process operator - food manufacturing

•    tractor trailer commercial driver

•    exterior insulated finish systems mechanic

•    information technology call centre inside sales agent

•    information technology call centre customer care agent.

     The Ministry of Revenue's Interpretation Bulletin 3020R2 regarding the
              Apprenticeship Training Tax Credit provides the complete listing of eligible trades and is available at:
              www.rev.gov.on.ca/english/bulletins/ct/3020.html

     Ontario  Production Services Tax Credit — An 18 per cent refundable tax credit is available for foreign-based and non-certified domestic film and television production activity in Ontario. In 2007, the
              18 per cent rate was extended for one year, from March 31, 2007 to
              March 31, 2008. (Further enhancements to this tax credit are proposed in Annex II: Enhancing Ontario's Tax Competitiveness.)

Exemptions, Deductions, Deferrals and Other Measures Shared with the Federal Government

Items for Which an Estimate is not Available
     Accelerated Write-off of Capital Assets and Resource-related Equipment
           Temporary Incentive for Manufacturing and Processing (M&P) Machinery and
                    Equipment — An accelerated capital cost allowance (CCA) rate of 50 per cent on a straight-line basis is available for M&P machinery and equipment acquired on or after March 19, 2007, and before
                    2009. This measure parallels the 2007 federal budget initiative.

     Donations of Medicines for the Developing World — Corporations that make donations of medicines from their inventory on or after March 19,
              2007 may claim an additional charitable deduction equal to the lesser of 50 per cent of the difference between the value of the donated medicine and its cost, and the cost of the medicine. This measure parallels the 2007 federal budget initiative.

     Exemption for Capital Gains Arising from Certain Donations — Capital gains on gifts of publicly listed securities and ecologically sensitive land donated to public charities are exempt from tax. In addition, capital gains on certain objects certified as being of cultural importance to Canada are exempt from tax if donated to a
              designated museum or art gallery. Effective March 19, 2007, capital gains arising from gifts of publicly listed securities to private foundations are exempt from tax. Previously, capital gains and income on such donations were subject to the normal 50 per cent inclusion rate for capital gains. These changes parallel the
              2007 federal budget initiative.

SALES AND COMMODITY TAX

Estimates of tax provisions relating to sales and commodity taxes, including the
Fuel Tax, Gasoline Tax, Land Transfer Tax, Retail Sales Tax and Tobacco Tax, are
presented in Table 4.

=====================================================================================================================
Sales and Commodity Tax                                                                                      Table 4
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Fuel Tax
_____________________________________________________________________________________________________________________

Exemptions/Reduced Rates
Exemption for Biodiesel(2)                                                                                         s
Exemption for Coloured Fuel(3)                                                                                   410
Reduced Rate for Railway Diesel(4)                                                                                55
Refunds
Auxiliary Power Take-off Equipment(5)                                                                              7

Gasoline Tax
Exemptions/Reduced Rates
Exemption for Methanol and Natural Gas                                                                             5
Reduced Rate for Aviation Aircraft(6)                                                                            285
Reduced Rate for Propane(6)                                                                                        8
Refunds
Auxiliary Power Take-off Equipment(5)                                                                              s
Aviation Fuel(5)                                                                                                   s
Tax-exempt Use in Unlicensed Equipment(5)                                                                          7

Land Transfer Tax
Exemptions
Life Leases(7)                                                                                                     s
Deferrals and Exemptions for Corporate Reorganizations(5)                                                         43
   Items for Which an Estimate is not Available
   Hospital Restructuring
   Oil/Pipeline Easements and Mineral Lands
   Other Transfers and Dispositions
_____________________________________________________________________________________________________________________

=====================================================================================================================
Sales and Commodity Tax                                                                                      Table 4
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Refunds
Refund for First-time Home Buyers(5)                                                                              32

Retail Sales Tax
Exemptions
25& Coin Pay Phone Calls(7)                                                                                        3
Agricultural Goods                                                                                               280
Audio Books Purchased by Persons Who Are Legally Blind(7)                                                          4
Automobile Insurance Premiums(7,8)                                                                               815
Basic Groceries                                                                                                1,675
Bicycles and Bicycle Helmets(7)                                                                                    1
Books, Newspapers and Magazines Sold by Subscription                                                             395
Children's Car Seats and Booster Seats(7)                                                                          4
Children's Clothing                                                                                              130
Commercial Aircraft, Vessels Greater than 1,400 Cubic Metres and Commercial Vessels Less than                    120
   1,400 Cubic Metres
Custom Software(9)                                                                                                80
Donations to Schools, Colleges and Universities(7)                                                                 7
Educational CD-ROMs and DVDs(7)                                                                                    3
Energy                                                                                                         4,575
Feminine Hygiene Products(7)                                                                                      20
Footwear Sold for $30 or Less                                                                                     30
Goods Purchased for Use by Fishers and Fur-trappers                                                                s
Individual Life and Health Insurance Premiums(10)                                                                460
Mobile Homes                                                                                                       s
Municipal Fire-fighting Equipment                                                                                  1
Nicotine Replacement Therapies(11)                                                                                 2
Prepared Foods Sold for $4 or Less(7)                                                                            255
Prescription Drugs and Medical Supplies                                                                          945
Production Machinery and Equipment                                                                               735
Religious Equipment                                                                                               12
Repairs and Replacements Performed Under Warranty(8)                                                             155
Seedlings                                                                                                          s
Services                                                                                                      10,195
Temporary Exemption for Destination Marketing Fees(7)                                                              2
Temporary Exemption for Energy Star® Household Products                                                           23
_____________________________________________________________________________________________________________________

=====================================================================================================================
Sales and Commodity Tax                                                                                      Table 4
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (1)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Toll-free Telephone Services(7)                                                                                   47
Transient Accommodation(12)                                                                                       90
University Research Equipment                                                                                      7
   Items for Which an Estimate is not Available
   Admissions(13)
   Municipal, Hospital Restructuring
   Museums and Art Galleries
   Used Adult Clothing or Footwear Sold for $50 or Less by Religious, Charitable and
   Benevolent Organizations

Credits/Rebates
Rebate for Alternative Fuel Vehicles(5)                                                                            5
Rebate for Building Materials for Religious, Charitable and Benevolent Organizations(5)                           25
Tax Credit for Fuel Conservation(7)                                                                                6
Temporary Rebate for Building Materials Incorporated into Electricity Generating, Qualifying                      12
   Nuclear and Deep Lake-water Cooling Facilities(5)
Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and Geothermal Energy                         s
   Systems(5)
Vendor Compensation(14)                                                                                          105

Tobacco Tax
Compensation for Tax Collectors(14)                                                                                s
=====================================================================================================================
(1) Estimates are forecast to the 2007 calendar year based on preliminary 2003 provincial Input-Output tables from
    Statistics Canada, unless otherwise noted.
(2) Based on estimated amount of biodiesel sold in Ontario.
(3) Based on returns filed by registered dyers.
(4) Forgone revenue estimated as difference from the regular fuel tax rate.
(5) Based on refunds filed or rebates/deferrals claimed.
(6) Forgone revenue estimated as difference from the regular gasoline tax rate.
(7) Based on the best information currently available from a variety of sources, such as industry data and
    Statistics Canada surveys, projected to 2007.
(8) Estimates assume items would be taxed at eight per cent general RST rate.
(9) Based on Statistics Canada Computer Software and Related Services Industry Revenue Profile.
(10)Based on insurance premiums data provided by the Canadian Life and Health Insurance Association Inc.
(11)Based on Statistics Canada CANSIM Table 105-0055: Smoking Cessation Aids.
(12)The RST rate on accommodations is five per cent. Forgone revenue estimated as difference from the regular
    RST rate of eight per cent.
(13)Includes the exemption for admissions to live theatres with 3,200 seats or less, enacted through Order in
    Council, which is estimated to cost $15 million to $20 million per year. There are currently no data for the cost of other admissions exemptions of general application.
(14)Based on returns filed by registered tax collectors.
_____________________________________________________________________________________________________________________

SALES AND COMMODITY TAX — DESCRIPTION OF TAX PROVISIONS

The following Sales andCommodity Tax provisions have changed since 2006.

Gasoline Tax
     Exemption for Methanol and Natural Gas — In previous reports, this exemption also applied to ethanol. Effective January 1, 2007, ethanol became subject to the same tax treatment as gasoline. This change coincided with the implementation of the Renewable Fuels
              Standard under the Environmental Protection Act.

Retail Sales Tax (RST)

Exemptions
     Bicycles and Bicycle Helmets — Bicycles costing $1,000 or less, bicycle helmets, and other bicycle safety equipment are exempt from RST if purchased on or after December 1, 2007 and on or before November
              30, 2008.

     Nicotine Replacement Therapies — Nicotine replacement therapies registered with a Health Canada Drug Identification Number are exempt from
              RST if purchased on or after August 13, 2007 and on or before
              August 12, 2008.

     Temporary Exemption for Destination Marketing Fees — Destination marketing fees charged on transient accommodation are temporarily exempt from RST. The 2007 Ontario Budget extended the exemption to include fees billed on or before June 30, 2008.

     Temporary Exemption for Energy Star(R) Household Products — Energy Star(R)
              qualified non-commercial refrigerators, dishwashers, clothes washers (including inseparable washer-dryer combinations), freezers, dehumidifiers, room air conditioners, light bulbs and decorative light strings are exempt from RST if purchased on or after July 20, 2007 and on or before July 19, 2008.

Credits/Rebates
     Temporary Rebate for Solar Energy, Wind Energy, Micro Hydro-electric and
              Geothermal Energy Systems — A rebate is available for RST paid on the purchase of a new solar energy, wind energy, micro
              hydro-electric or geothermal energy system installed into a residential premises, including a multi-residential building, or on any expansion or upgrade to an existing system. The 2007
              Ontario Budget extended the rebate to include purchases made on or before December 31, 2009.

EDUCATION PROPERTY TAX

Table 5 provides estimates of tax provisions relating to the Education Property
Tax system.

=====================================================================================================================
Education Property Tax(1)                                                                                    Table 5
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                     2007 Estimates (2)
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

Brownfields Financial Tax Incentive Program(3)                                                                     s
Charity Rebate                                                                                                     7
Conservation Land Property Tax Exemption Program                                                                   2
Eligible Convention Centres Exemption                                                                              1
Farm Property Class Tax Rate Reduction                                                                            65
Farmlands Awaiting Development Sub-class Tax Rate Reduction                                                        s
Heritage Property Tax Rebate                                                                                       s
Live Performance Theatres Exemption and Professional Sports Facility Tax Rate Reduction(4)                        10
Managed Forest Tax Incentive Program                                                                               3
Seniors and Persons with Disabilities Property Tax Relief(5)                                                       s
Tax Exemptions Under Private Statutes                                                                              6
Vacant Commercial and Industrial Unit Rebate                                                                      30
Vacant Land and Excess Land Sub-class Tax Rate Reduction                                                          50
   Items for Which an Estimate is not Available
   Other Tax Exemptions Under Public Statutes
   Discretionary exemptions granted by municipalities to special purpose properties
   (e.g., legions, navy leagues, public-private capital facilities)
   Mandatory exemptions granted to special purpose/institutional properties
   (e.g., places of worship, cemeteries, Boy Scouts Association of Canada and
   Canadian Girl Guides Association, charitable institutions including
   Canadian Red Cross, St. John Ambulance and charitable, non-profit philanthropic corporations organized for the relief of the poor)
   Relief from Property Taxes That are Unduly Burdensome for Residential,
   Farm or Managed Forest Properties
=====================================================================================================================
(1) Expenditures related to provincial land taxes or payments made in lieu of taxes have not been included.
(2) Estimates based on 2007 education tax rates, 2007 Assessment Roll, 2006 Municipal Financial Information
    Returns and municipal tax policies.
(3) Effective October 1, 2004, municipalities may pass bylaws cancelling municipal property taxes on eligible brownfields properties. The Province may match the municipal reduction with an education property tax reduction.
(4) In 2007, improved information allowed a much more precise estimate of the exemptions given to live performance theatres.
(5) Estimate does not include expenditures due to the exemption from taxation on 10 per cent of the assessment of improvements to accommodate seniors and persons with disabilities in newly built homes or the expenditure on such improvements in existing homes.
_____________________________________________________________________________________________________________________

EMPLOYER HEALTH TAX

Table 6 provides an estimate of the tax exemption under the Employer Health Tax system.

=====================================================================================================================
Employer Health Tax (EHT)                                                                                    Table 6
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                        2007 Estimates
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________

$400,000 Exemption for Private-Sector Employers(1)                                                               780
=====================================================================================================================
(1) Estimate is based on 2005 remuneration data forecast to represent the 2007 taxation year.
_____________________________________________________________________________________________________________________

ESTATE ADMINISTRATION TAX

Table 7 provides an estimate of the exemption under the Estate Administration
Tax system.

=====================================================================================================================
Estate Administration Tax                                                                                    Table 7
_____________________________________________________________________________________________________________________
Tax Provisions                                                                                        2007 Estimates
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________
Exemption Where the Value of the Estate Does Not Exceed $1,000                                                     s
=====================================================================================================================

GROSS REVENUE CHARGE

Table 8 provides an estimate of the tax provision under the Gross Revenue
Charge.

=====================================================================================================================
Gross Revenue Charge (GRC)(1)                                                                                Table 8

_____________________________________________________________________________________________________________________
Tax Provisions                                                                                        2007 Estimates
                                                                                                         ($ Millions)
_____________________________________________________________________________________________________________________
Gross Revenue Charge 10-Year Holiday                                                                               s
=====================================================================================================================
(1) Expenditure does not include the provincial water rental portion of the GRC.
_____________________________________________________________________________________________________________________

                                    ANNEX VI:
                              ECONOMIC DATA TABLES
________________________________________________________________________________

ANNEX VI

ECONOMIC DATA TABLES

ONTARIO ECONOMY                                                                                      TABLE NUMBER

     Ontario, Growth in Real Gross Domestic Product by Industry at
     Basic Prices, 2003-2006................................................................................... 6
     Ontario, Real Gross Domestic Product at Basic Prices in Selected
     Manufacturing Industries, 2003-2006....................................................................... 7
     Ontario, Growth in Real Gross Domestic Product at Basic Prices

G7 COMPARISON

ONTARIO, INTERNATIONAL MERCHANDISE TRADE

CANADA, INTERNATIONAL MERCHANDISE TRADE
     Canada, International Merchandise Trade by Major Region, 2006.............................................19

ECONOMIC DATA TABLES (CONT'D)

DEMOGRAPHIC CHARACTERISTICS                                                                          TABLE NUMBER
     Ontario, Selected Demographic Characteristics, 1991-2007..................................................20
     Ontario, Components of Population Growth, 1997-98 to 2006-07..............................................21

ONTARIO LABOUR MARKETS

(Note: Data in the tables may not add to totals due to rounding.)

================================================================================================================
Ontario, Gross Domestic Product, 1993-2006                                                              Table 1
________________________________________________________________________________________________________________
                                                                                                    ($ Billions)
                                                 _______________________________________________________________

                                                   1993      1994     1995     1996     1997     1998     1999
                                                 _______________________________________________________________

Real GDP (chained $1997)                           329.1     348.5    360.8    364.8    381.2    399.7    429.7
Consumption                                        194.3     200.2    204.0    208.7    218.8    226.4    236.9
Government                                          79.7      80.5     81.0     78.0     77.9     79.6     82.9
Residential Construction                            18.2      18.6     16.0     17.5     20.0     19.7     22.0
Non-residential Construction                        10.2       8.9      8.7     10.6     11.5     11.7     13.1
Machinery and Equipment                             17.5      20.1     22.0     23.5     29.0     31.0     33.9
Exports                                            188.1     207.7    224.1    236.6    254.3    273.0    303.9
Imports                                            172.7     184.4    196.5    206.2    232.1    243.0    263.3
Nominal Gross Domestic Product                     293.4     311.1    329.3    338.2    359.4    377.9    409.0

________________________________________________________________________________________________________________
Table 1 (continued)                                                                                 ($ Billions)
________________________________________________________________________________________________________________
                                                    2000      2001     2002     2003     2004     2005     2006
                                                 _______________________________________________________________

Real GDP (chained $1997)                           455.2     463.4    477.8    484.3    496.2    510.7    521.6
Consumption                                        248.5     254.7    264.5    272.7    281.5    291.6    301.7
Government                                          85.9      90.0     92.8     97.8    101.3    104.4    108.2
Residential Construction                            23.5      25.8     28.3     29.0     30.1     30.6     30.9
Non-residential Construction                        11.5      11.4     11.8     11.5     11.5     11.9     13.1
Machinery and Equipment                             35.9      34.9     32.6     34.6     37.1     40.4     44.9
Exports                                            327.6     317.9    322.7    322.4    334.6    341.9    341.3
Imports                                            282.5     269.4    275.3    283.9    302.7    314.4    322.9
Nominal Gross Domestic Product                     440.8     453.7    477.8    493.1    516.8    536.9    557.8
================================================================================================================
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Growth in Gross Domestic Product, 1993-2006                                                  Table 2
________________________________________________________________________________________________________________
                                                                                               (Per Cent Change)

                                                      __________________________________________________________

                                                          1993     1994    1995     1996    1997    1998   1999
                                                      __________________________________________________________

Real GDP (chained $1997)                                   1.0      5.9     3.5      1.1     4.5     4.8    7.5
Consumption                                                1.3      3.1     1.9      2.3     4.8     3.5    4.6
Government                                                (0.6)     1.0     0.6     (3.7)   (0.1)    2.1    4.2
Residential Construction                                  (8.7)     2.0   (14.0)     9.6    14.5    (1.8)   11.6
Non-residential Construction                             (18.7)   (12.2)   (2.8)    21.5     9.3     1.6   11.4
Machinery and Equipment                                   (4.4)    14.6     9.9      6.7    23.3     6.8    9.4
Exports                                                    8.4     10.4     7.9      5.6     7.5     7.3   11.3
Imports                                                    5.9      6.8     6.6      4.9    12.6     4.7    8.4
Nominal Gross Domestic Product                             2.4      6.0     5.9      2.7     6.3     5.2    8.2

________________________________________________________________________________________________________________
Table 2 (continued)                                                                            (Per Cent Change)
________________________________________________________________________________________________________________
                                                          2000     2001    2002     2003    2004    2005   2006
                                                      __________________________________________________________

Real GDP (chained $1997)                                   5.9      1.8     3.1      1.4     2.5     2.9    2.1
Consumption                                                4.9      2.5     3.8      3.1     3.2     3.6    3.5
Government                                                 3.6      4.7     3.2      5.3     3.5     3.1    3.7
Residential Construction                                   7.1      9.7     9.6      2.6     3.6     1.8    1.1
Non-residential Construction                             (11.8)    (1.1)    3.7     (2.4)   (0.6)    3.6   10.4
Machinery and Equipment                                    5.9     (2.8)   (6.5)     6.1     7.1     9.1   11.2
Exports                                                    7.8     (3.0)    1.5     (0.1)    3.8     2.2   (0.2)
Imports                                                    7.3     (4.6)    2.2      3.1     6.6     3.9    2.7
Nominal Gross Domestic Product                             7.8      2.9     5.3      3.2     4.8     3.9    3.9
================================================================================================================
Source: Statistics Canada.
________________________________________________________________________________________________________________

===============================================================================================================
Ontario, Selected Economic Indicators, 1993-2006                                                       Table 3
________________________________________________________________________________________________________________

                                                  1993     1994      1995      1996     1997      1998     1999
                                              __________________________________________________________________

Retail Sales ($ Billions)                         74.5     80.0      83.3      83.8     90.9      97.5    104.6
Housing Starts - Units (000s)                     45.1     46.6      35.8      43.1     54.1      53.8     67.2
Personal Income ($ Billions)                     256.1    260.7     271.4     276.3    289.5     304.7    321.7
Pre-tax Corporate Profits ($ Billions)            17.9     27.9      33.1      34.2     37.5      39.5     49.7
Consumer Price Index (2002 = 100)                 84.7     84.7      86.8      88.2     89.8      90.6     92.4
Labour Force (000s)                              5,544    5,548     5,589     5,680    5,776     5,877    6,018
Employment (000s)                                4,938    5,014     5,100     5,167    5,291     5,453    5,637
Unemployment Rate (%)                             10.9      9.6       8.7       9.0      8.4       7.2      6.3
________________________________________________________________________________________________________________
Table 3 (continued)
________________________________________________________________________________________________________________

                                                  2000     2001      2002      2003     2004      2005     2006
                                              __________________________________________________________________

Retail Sales ($ Billions)                        111.5    114.3     121.0     125.1    129.1     135.3    140.8
Housing Starts - Units (000s)                     71.5     73.3      83.6      85.2     85.1      78.8     73.4
Personal Income ($ Billions)                     347.7    361.2     369.4     381.1    399.8     417.8    438.0
Pre-tax Corporate Profits ($ Billions)            54.4     49.3      60.5      58.2     63.1      62.0     64.4
Consumer Price Index (2002 = 100)                 95.1     98.0     100.0     102.7    104.6     106.9    108.8
Labour Force (000s)                              6,173    6,327     6,494     6,676    6,775     6,849    6,927
Employment (000s)                                5,817    5,926     6,031     6,213    6,317     6,398    6,493
Unemployment Rate (%)                              5.8      6.3       7.1       6.9      6.8       6.6      6.3
================================================================================================================
Sources: Statistics Canada and Canada Mortgage and Housing Corporation.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Selected Economic Indicators, Annual Change, 1993-2006                                         Table 4
________________________________________________________________________________________________________________
                                                                                              (Per Cent Change)
                                                     ___________________________________________________________

                                                       1993     1994     1995     1996    1997     1998    1999
________________________________________________________________________________________________________________

Retail Sales                                            4.2      7.5      4.0      0.7     8.5      7.2     7.3
Housing Starts                                        (19.1)     3.3    (23.2)     20.2    25.6    (0.4)   24.9
Personal Income                                         0.9      1.8      4.1      1.8     4.8      5.2     5.6
Pre-tax Corporate Profits                              23.1     55.8     18.7      3.3     9.9      5.2    25.9
Consumer Price Index                                    1.8      0.0      2.5      1.6     1.8      0.9     2.0
Labour Force                                            0.3      0.1      0.7      1.6     1.7      1.7     2.4
Employment                                              0.1      1.5      1.7      1.3     2.4      3.1     3.4

________________________________________________________________________________________________________________
Table 4 (continued)                                                                           (Per Cent Change)
________________________________________________________________________________________________________________

                                                       2000     2001     2002     2003    2004     2005    2006
                                                     ___________________________________________________________

Retail Sales                                            6.6      2.5      5.9      3.4     3.2      4.8     4.1
Housing Starts                                          6.4      2.5     14.1      1.9    (0.1)    (7.4)   (6.8)
Personal Income                                         8.1      3.9      2.3      3.2     4.9      4.5     4.8
Pre-tax Corporate Profits                               9.3     (9.2)    22.5     (3.7)    8.5     (1.8)    3.9
Consumer Price Index                                    2.9      3.0      2.0      2.7     1.9      2.2     1.8
Labour Force                                            2.6      2.5      2.6      2.8     1.5      1.1     1.1
Employment                                              3.2      1.9      1.8      3.0     1.7      1.3     1.5
================================================================================================================
Sources: Statistics Canada and Canada Mortgage and Housing Corporation.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Real Gross Domestic Product by Industry at Basic Prices, 2003-2006                             Table 5
________________________________________________________________________________________________________________
                                                                                        ($2002 Chained Millions)
                                                               _________________________________________________

                                                                      2003        2004         2005        2006
                                                               _________________________________________________

Goods Producing Industries                                         135,581     138,377      140,476     137,928
   Primary                                                           7,748       8,087        8,328       8,306
   Utilities                                                         9,180       9,525        9,992       9,720
   Construction                                                     23,088      23,468       25,052      26,446
   Manufacturing(1)                                                 95,557      96,603       96,264      92,480

Services Producing Industries                                      311,791     326,926      337,062     350,443
   Wholesale Trade                                                  26,251      27,368       29,025      31,059
   Retail Trade                                                     24,243      25,103       25,817      26,901
   Transportation and Warehousing                                   17,121      17,568       18,064      18,415
   Information and Cultural (incl. Telecommunications)              16,656      17,961       18,654      19,223
   Finance, Insurance, Real Estate, Rental and Leasing              95,465      98,501      101,575     105,690
   Professional and Administrative Services                         37,027      38,334       39,727      41,529
   Education                                                        20,226      20,916       21,792      22,273
   Health Care and Social Services                                  26,693      27,445       27,844      28,944
   Arts, Entertainment and Recreation                                4,354       4,618        4,608       4,754
   Accommodation and Food                                            9,218       9,428        9,538       9,858
   Other Services                                                   10,976      11,340       11,514      11,774
   Public Administration                                            23,564      24,065       24,519      25,509

Total Production                                                   447,367     460,425      472,586     483,505
================================================================================================================
(1) See Table 7 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Growth in Real Gross Domestic Product                                                          Table 6
by Industry at Basic Prices, 2003-2006
________________________________________________________________________________________________________________
                                                                                               (Per Cent Change)
                                                                      __________________________________________

                                                                         2003        2004       2005       2006
                                                                      __________________________________________

Goods Producing Industries                                                0.5         2.1        1.5       (1.8)
   Primary                                                                0.3         4.4        3.0       (0.3)
   Utilities                                                             (0.6)        3.7        4.9       (2.7)
   Construction                                                           3.3         1.6        6.8        5.6
   Manufacturing(1)                                                      (0.1)        1.1       (0.4)      (3.9)

Services Producing Industries                                             2.1         4.9        3.1        4.0
   Wholesale Trade                                                        5.1         4.3        6.1        7.0
   Retail Trade                                                           4.0         3.5        2.8        4.2
   Transportation and Warehousing                                        (1.5)        2.6        2.8        1.9
   Information and Cultural (incl. Telecommunications)                   (0.4)        7.8        3.9        3.1
   Finance, Insurance, Real Estate, Rental and Leasing                    1.7         3.2        3.1        4.1
   Professional and Administrative Services                               3.5         3.5        3.6        4.5
   Education                                                              1.7         3.4        4.2        2.2
   Health Care and Social Services                                        3.6         2.8        1.5        3.9
   Arts, Entertainment and Recreation                                     0.7         6.1       (0.2)       3.2
   Accommodation and Food                                                (7.8)        2.3        1.2        3.4
   Other Services                                                         1.7         3.3        1.5        2.3
   Public Administration                                                  4.6         2.1        1.9        4.0

Total Production                                                          1.6         2.9        2.6        2.3
================================================================================================================
(1) See Table 8 for detailed manufacturing industries.
Sources: Statistics Canada and Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Real Gross Domestic Product at Basic Prices in                                                 Table 7
Selected Manufacturing Industries, 2003-2006
________________________________________________________________________________________________________________
                                                                                        ($2002 Chained Millions)
                                                                     ___________________________________________

                                                                          2003       2004       2005       2006
                                                                     ___________________________________________

Manufacturing                                                           95,557     96,603     96,264     92,480
Food, Beverage and Tobacco Products                                     10,194     10,457     10,668     10,732
Textile, Clothing and Leather Products                                   1,845      1,776      1,594      1,456
Wood Products and Furniture                                              5,059      5,036      4,977      4,854
Paper Products and Printing                                              7,074      6,970      7,005      6,091
Chemical and Petroleum Products                                          9,840      9,676      9,430      9,136
Plastic and Rubber Products                                              5,821      5,624      5,638      5,474
Primary Metal and Fabricated Metal Products                             13,638     13,034     12,982     12,061
Machinery                                                                6,780      6,578      6,953      6,504
Electrical and Electronic Products                                       5,580      5,889      5,849      6,017
Transportation Equipment                                                25,446     27,485     26,968     25,873
Other Manufacturing                                                      4,403      4,455      4,497      4,623
================================================================================================================
Sources: Statistics Canada and Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Growth in Real Gross Domestic Product at Basic Prices                                          Table 8
in Selected Manufacturing Industries, 2003-2006
________________________________________________________________________________________________________________
                                                                                               (Per Cent Change)
                                                                     ___________________________________________

                                                                          2003       2004       2005       2006
                                                                     ___________________________________________

Manufacturing                                                            (0.1)        1.1       (0.4)      (3.9)
Food, Beverage and Tobacco Products                                      (0.8)        2.6        2.0        0.6
Textile, Clothing and Leather Products                                   (8.6)       (3.7)     (10.2)      (8.7)
Wood Products and Furniture                                              (6.1)       (0.4)      (1.2)      (2.5)
Paper Products and Printing                                              (2.2)       (1.5)       0.5      (13.0)
Chemical and Petroleum Products                                           1.6        (1.7)      (2.5)      (3.1)
Plastic and Rubber Products                                              (0.4)       (3.4)       0.2       (2.9)
Primary Metal and Fabricated Metal Products                               0.0        (4.4)      (0.4)      (7.1)
Machinery                                                                (2.3)       (3.0)       5.7       (6.5)
Electrical and Electronic Products                                       (6.0)        5.5       (0.7)       2.9
Transportation Equipment                                                  4.4         8.0       (1.9)      (4.1)
Other Manufacturing                                                       2.0         1.2        0.9        2.8
================================================================================================================
Sources: Statistics Canada and Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Housing Market Indicators, 2003-2006                                                           Table 9
________________________________________________________________________________________________________________

                                                                   2003          2004         2005         2006
                                                            ____________________________________________________
New Housing Market
   Residential Construction, Current $ Millions                  30,542        33,590       35,635       37,677
         Per Cent Change                                            8.0          10.0          6.1          5.7
   Real Residential Construction ($1997 Millions)                29,024        30,070       30,622       30,944
         Per Cent Change                                            2.6           3.6          1.8          1.1
   Housing Starts (Units)                                        85,180        85,114       78,795       73,417
         Per Cent Change                                            1.9          (0.1)        (7.4)        (6.8)
   Of which: Single-detached, urban areas (Units)                40,849        41,101       33,655       30,369
         Per Cent Change                                           (9.2)          0.6        (18.1)        (9.8)
         Multiple, urban areas (Units)                           40,082        38,795       39,522       37,411
         Per Cent Change                                           15.7          (3.2)         1.9         (5.3)
   New Housing Price Index (1997 = 100)                           120.0         126.7        132.6        137.5
         Per Cent Change                                            4.4           5.6          4.6          3.7

Resale Market
   Home Resales (Units)                                         184,457       197,353      197,007      194,793
         Per Cent Change                                            3.6           7.0         (0.2)        (1.1)
   Average Resale Price ($)                                     226,824       245,230      263,042      278,455
         Per Cent Change                                            7.5           8.1          7.3          5.9
================================================================================================================
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association and
Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Selected Financial Indicators, 1993-2006                                                               Table 10
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
                                                         _______________________________________________________

                                                           1993   1994    1995     1996    1997    1998    1999
                                                         _______________________________________________________
Interest Rates
Bank Rate                                                   5.1    5.8     7.1      4.5     3.5     5.1     4.9
Prime Rate                                                  5.9    6.9     8.6      6.1     5.0     6.6     6.4
10-Year Government Bonds                                    7.2    8.4     8.1      7.2     6.1     5.3     5.6
Three-month T-Bills                                         4.8    5.5     6.9      4.2     3.3     4.7     4.7
Mortgage Rates
5-Year Rate                                                 8.8    9.5     9.2      7.9     7.1     6.9     7.6
1-Year Rate                                                 6.9    7.8     8.4      6.2     5.5     6.5     6.8
Canadian Household Debt Burden(1)
Consumer                                                   21.3   22.7    23.5     24.6    26.2    27.7    28.3
Mortgage                                                   62.2   65.3    65.4     67.5    68.8    69.4    69.0
Total                                                      83.5   88.0    88.9     92.1    95.0    97.1    97.3
________________________________________________________________________________________________________________
Table 10 (continued)                                                                                 (Per Cent)
________________________________________________________________________________________________________________

                                                           2000   2001    2002     2003    2004    2005    2006
                                                         _______________________________________________________
Interest Rates
Bank Rate                                                   5.8    4.3     2.7      3.2     2.5     2.9     4.3
Prime Rate                                                  7.3    5.8     4.2      4.7     4.0     4.4     5.8
10-Year Government Bonds                                    5.9    5.5     5.3      4.8     4.6     4.1     4.2
Three-month T-Bills                                         5.5    3.8     2.6      2.9     2.2     2.7     4.0
Mortgage Rates
5-Year Rate                                                 8.3    7.4     7.0      6.4     6.2     6.0     6.7
1-Year Rate                                                 7.9    6.1     5.2      4.8     4.6     5.1     6.3
Canadian Household Debt Burden(1)
Consumer                                                   29.7   30.3    31.1     32.7    34.4    36.9    38.1
Mortgage                                                   67.4   67.0    69.3     72.2    75.2    79.2    82.4
Total                                                      97.1   97.3   100.4    104.9   109.7   116.1   120.6
================================================================================================================
(1) Household debt as a share of personal disposable income.
Note: All data are annual averages.
Sources: Statistics Canada, Finance Canada and Bank of Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario and the G7, Real Gross Domestic Product Growth, 1993-2006                                      Table 11
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
                                                 _______________________________________________________________

                                                    1993     1994      1995     1996     1997     1998     1999
                                                 _______________________________________________________________

Ontario                                              1.0      5.9       3.5      1.1      4.5      4.8      7.5
Canada                                               2.3      4.8       2.8      1.6      4.2      4.1      5.5
France                                             (0.9)      2.3       2.1      1.1      2.3      3.5      3.3
Germany                                            (0.8)      2.7       1.9      1.0      1.8      2.0      2.0
Italy                                              (0.9)      2.2       2.8      0.7      1.9      1.4      1.9
Japan                                                0.2      1.1       2.0      2.7      1.6    (2.0)    (0.1)
United Kingdom                                       2.3      4.3       2.9      2.8      3.1      3.4      3.0
United States                                        2.7      4.0       2.5      3.7      4.5      4.2      4.5

________________________________________________________________________________________________________________
Table 11 (continued)                                                                                  (Per Cent)
________________________________________________________________________________________________________________

                                                    2000     2001      2002     2003     2004     2005     2006
                                                 _______________________________________________________________

Ontario                                              5.9      1.8       3.1      1.4      2.5      2.9      2.1
Canada                                               5.2      1.8       2.9      1.9      3.1      3.1      2.8
France                                               3.9      1.8       1.0      1.1      2.5      1.7      2.0
Germany                                              3.2      1.2       0.0     (0.2)     1.1      0.8      2.9
Italy                                                3.6      1.8       0.3      0.0      1.2      0.1      1.9
Japan                                                2.9      0.2       0.3      1.4      2.7      1.9      2.2
United Kingdom                                       3.8      2.4       2.1      2.8      3.3      1.8      2.8
United States                                        3.7      0.8       1.6      2.5      3.6      3.1      2.9
================================================================================================================
Sources: OECD, U.S. Bureau of Economic Analysis and Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario and the G7, Employment Growth, 1993-2006                                                       Table 12
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
                                                 _______________________________________________________________

                                                    1993     1994      1995     1996     1997     1998     1999
                                                 _______________________________________________________________

Ontario                                              0.1      1.5       1.7      1.3      2.4      3.1      3.4
Canada                                               0.5      2.1       1.8      0.9      2.1      2.5      2.6
France                                              (0.7)    (1.0)      1.4      0.6     (0.4)     1.1      0.9
Germany                                             (1.2)    (0.7)      0.0     (0.4)    (0.4)     1.4     (0.3)
Italy                                               (3.5)    (1.6)     (0.7)     0.5      0.5      1.0      1.2
Japan                                                0.2      0.0       0.1      0.4      1.2     (0.7)    (0.8)
United Kingdom                                      (1.4)     0.6       1.0      0.9      1.6      0.9      1.2
United States                                        1.5      2.3       1.5      1.4      2.2      1.5      1.5

________________________________________________________________________________________________________________
Table 12 (continued)                                                                                  (Per Cent)
________________________________________________________________________________________________________________

                                                    2000     2001      2002     2003     2004     2005     2006
                                                 _______________________________________________________________

Ontario                                              3.2      1.9       1.8      3.0      1.7      1.3      1.5
Canada                                               2.5      1.2       2.4      2.4      1.8      1.4      1.9
France                                               2.6      2.1       0.8      3.1      0.4      0.6      0.9
Germany                                              0.5      0.3      (0.9)    (1.1)     0.0      1.7      2.3
Italy                                                1.7      1.9       1.3      1.0      1.2      0.7      1.9
Japan                                               (0.3)    (0.5)     (1.3)    (0.3)     0.3      0.4      0.4
United Kingdom                                       1.3      0.9       0.5      1.0      0.7      0.6      0.5
United States                                        2.5      0.0      (0.3)     0.9      1.1      1.8      1.9
================================================================================================================
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario and the G7, Unemployment Rates, 1993-2006                                                      Table 13
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
________________________________________________________________________________________________________________

                                                    1993     1994      1995     1996     1997     1998     1999
                                                 _______________________________________________________________

Ontario                                             10.9      9.6       8.7      9.0      8.4      7.2      6.3
Canada                                              11.4     10.4       9.5      9.6      9.1      8.3      7.6
France                                              11.1     11.7      11.1     11.6     11.5     11.1     10.5
Germany                                              7.6      8.2       8.0      8.7      9.4      9.0      8.2
Italy                                                9.8     10.6      11.2     11.2     11.3     11.4     10.9
Japan                                                2.5      2.9       3.1      3.4      3.4      4.1      4.7
United Kingdom                                      10.2      9.3       8.5      7.9      6.8      6.1      5.9
United States                                        6.9      6.1       5.6      5.4      4.9      4.5      4.2

________________________________________________________________________________________________________________
Table 13 (continued)                                                                                  (Per Cent)
________________________________________________________________________________________________________________

                                                    2000     2001      2002     2003     2004     2005     2006
                                                 _______________________________________________________________

Ontario                                              5.8      6.3       7.1      6.9      6.8      6.6      6.3
Canada                                               6.8      7.2       7.7      7.6      7.2      6.8      6.3
France                                               9.1      8.4       8.7      9.5      9.6      9.7      9.5
Germany                                              7.5      7.6       8.3      9.3      9.8     10.6      9.8
Italy                                               10.1      9.1       8.6      8.4      8.0      7.7      6.8
Japan                                                4.7      5.0       5.4      5.3      4.7      4.4      4.1
United Kingdom                                       5.3      5.0       5.1      4.9      4.7      4.8      5.3
United States                                        4.0      4.7       5.8      6.0      5.5      5.1      4.6
================================================================================================================
Note: Labour market data are subject to differences in definitions across countries and to many series breaks, though the latter are often of a minor nature.
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario and the G7, CPI Inflation Rates, 1993-2006                                                     Table 14
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
                                                 _______________________________________________________________

                                                    1993     1994      1995     1996     1997     1998     1999
                                                 _______________________________________________________________

Ontario                                              1.8      0.0       2.5      1.6      1.8      0.9      2.0
Canada                                               1.9      0.1       2.2      1.5      1.7      1.0      1.8
France                                               2.1      1.7       1.8      2.0      1.2      0.6      0.5
Germany                                              4.4      2.7       1.7      1.4      1.9      0.9      0.6
Italy                                                4.6      4.1       5.2      4.0      2.0      2.0      1.7
Japan                                                1.3      0.7     (0.1)      0.1      1.8      0.7    (0.3)
United Kingdom                                       2.5      2.0       2.7      2.5      1.8      1.6      1.3
United States                                        3.0      2.6       2.8      3.0      2.3      1.6      2.2

________________________________________________________________________________________________________________
Table 14 (continued)                                                                                  (Per Cent)
________________________________________________________________________________________________________________

                                                    2000     2001      2002     2003     2004     2005     2006
                                                 _______________________________________________________________

Ontario                                              2.9      3.0       2.0      2.7      1.9      2.2      1.8
Canada                                               2.7      2.5       2.2      2.8      1.8      2.2      2.0
France                                               1.7      1.6       1.9      2.1      2.1      1.7      1.7
Germany                                              1.5      2.0       1.4      1.0      1.7      2.0      1.7
Italy                                                2.5      2.8       2.5      2.7      2.2      2.0      2.1
Japan                                              (0.7)    (0.8)     (0.9)    (0.2)      0.0    (0.3)      0.2
United Kingdom                                       0.8      1.2       1.3      1.4      1.3      2.0      2.3
United States                                        3.4      2.8       1.6      2.3      2.7      3.4      3.2
================================================================================================================
Sources: OECD, U.S. Bureau of Labor Statistics and Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
G7, Exchange Rates, 1993-2006                                                                          Table 15
________________________________________________________________________________________________________________
                                                                          (Foreign Currency per Canadian Dollar)
________________________________________________________________________________________________________________

                                            1993       1994      1995       1996      1997       1998      1999
                                        ________________________________________________________________________

Euro(1)                                        -          -         -          -         -          -     0.631
France                                     4.390      4.066     3.637      3.752     4.211      3.968     4.139
Germany                                    1.282      1.188     1.044      1.104     1.251      1.183     1.234
Italy                                    1,219.8    1,180.7   1,186.9    1,131.6   1,228.5    1,168.2   1,222.5
Japan                                       86.2       74.8      68.5       79.8      87.3       87.8      76.3
United Kingdom                             0.517      0.478     0.462      0.470     0.441      0.407     0.416
United States                              0.775      0.732     0.729      0.733     0.722      0.674     0.673
________________________________________________________________________________________________________________
Table 15 (continued)                                                      (Foreign Currency per Canadian Dollar)
________________________________________________________________________________________________________________

                                            2000       2001      2002       2003      2004       2005      2006
                                        ________________________________________________________________________

Euro(1)                                    0.730      0.721     0.674      0.632     0.618      0.663     0.702
France                                     4.787      4.730         -          -         -          -         -
Germany                                    1.427      1.410         -          -         -          -         -
Italy                                    1,412.4    1,396.6         -          -         -          -         -
Japan                                       72.6       78.4      79.7       82.7      83.1       90.6     102.5
United Kingdom                             0.444      0.448     0.424      0.437     0.419      0.453     0.479
United States                              0.673      0.646     0.637      0.714     0.768      0.825     0.882
================================================================================================================
(1) Introduced January 4, 1999.
Note: All data are annual averages.
Source: Bank of Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, International Merchandise Exports(1) by Major Commodity(2), 2006                              Table 16
________________________________________________________________________________________________________________
                                                                       Value ($ Millions)     Per Cent of Total
                                                                   _____________________________________________

Motor Vehicles, Parts and Accessories                                              67,808                  38.2
Machinery and Mechanical Appliances                                                18,433                  10.4
Electrical Machinery and Equipment                                                 10,552                   5.9
Non-ferrous Metals and Allied Products                                              9,875                   5.6
Plastics and Plastic Articles                                                       7,087                   4.0
Precious Metals, Stones and Coins                                                   6,491                   3.7
Prepared Foodstuffs, Beverages and Tobacco                                          4,905                   2.8
Furniture and Fixtures, Signs, Prefabricated Buildings                              4,635                   2.6
Pulp; Paper and Allied Products                                                     4,510                   2.5
Iron and Steel                                                                      3,949                   2.2
Other Chemical Products                                                             3,725                   2.1
Mineral Products                                                                    3,550                   2.0
Pharmaceutical Products                                                             3,487                   2.0
Articles of Iron and Steel                                                          3,214                   1.8
Scientific, Professional and Photo Equipment, Clocks                                2,511                   1.4
Wood and Wood Products                                                              2,432                   1.4
Inorganic Chemicals; Chemical Elements and Compounds                                1,907                   1.1
Rubber and Rubber Articles                                                          1,888                   1.1
Vegetable Products; Fats and Oils                                                   1,864                   1.1
Aircraft, Spacecraft and Parts                                                      1,670                   0.9
Organic Chemicals                                                                   1,618                   0.9
Live Animals; Animal Products                                                       1,384                   0.8
Articles of Stone, Cement, Ceramic and Glass                                        1,296                   0.7
Textiles and Textile Articles                                                       1,286                   0.7
Printed Matter                                                                        696                   0.4
Hides, Leather, Travel Goods and Furs                                                 456                   0.3
Railway, Rolling Stock and Parts                                                      387                   0.2
Apparel and Clothing Accessories                                                      357                   0.2
Toys, Games and Sports Equipment                                                      324                   0.2
Other Textile and Clothing Articles                                                   261                   0.1
Miscellaneous Articles; Works of Art                                                  215                   0.1
Ships, Boats and Floating Structures                                                   63                   0.0
Headgear, Umbrellas, Artificial Flowers                                                32                   0.0
Footwear                                                                               20                   0.0
Other Commodities(3)                                                                4,479                   2.5

Total Exports                                                                     177,365                 100.0
================================================================================================================
(1) Domestic exports exclude re-exports.
(2) Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit
    Harmonized System Codes. Data are customs based.
(3) Other Commodities includes special transactions.
Source: Industry Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, International Merchandise Imports by Major Commodity(1), 2006                                 Table 17
________________________________________________________________________________________________________________

                                                                       Value ($ Millions)     Per Cent of Total
                                                                   _____________________________________________

Motor Vehicles, Parts and Accessories                                              52,026                  22.3
Machinery and Mechanical Appliances                                                40,023                  17.1
Electrical Machinery and Equipment                                                 25,935                  11.1
Plastics and Plastic Articles                                                       9,414                   4.0
Scientific, Professional and Photo Equipment, Clocks                                8,156                   3.5
Other Chemical Products                                                             8,079                   3.5
Non-ferrous Metals and Allied Products                                              8,008                   3.4
Pharmaceutical Products                                                             7,238                   3.1
Prepared Foodstuffs, Beverages and Tobacco                                          6,566                   2.8
Mineral Products                                                                    6,017                   2.6
Iron and Steel                                                                      5,206                   2.2
Organic Chemicals                                                                   4,910                   2.1
Vegetable Products; Fats and Oils                                                   4,575                   2.0
Articles of Iron and Steel                                                          4,429                   1.9
Precious Metals, Stones and Coins                                                   4,377                   1.9
Furniture and Fixtures, Signs, Prefabricated Buildings                              4,333                   1.9
Pulp; Paper and Allied Products                                                     4,277                   1.8
Rubber and Rubber Articles                                                          3,380                   1.4
Articles of Stone, Cement, Ceramic and Glass                                        2,827                   1.2
Apparel and Clothing Accessories                                                    2,820                   1.2
Printed Matter                                                                      2,507                   1.1
Toys, Games and Sports Equipment                                                    2,281                   1.0
Textiles and Textile Articles                                                       2,268                   1.0
Aircraft, Spacecraft and Parts                                                      1,885                   0.8
Live Animals; Animal Products                                                       1,774                   0.8
Wood and Wood Products                                                              1,385                   0.6
Inorganic Chemicals; Chemical Elements and Compounds                                1,155                   0.5
Railway, Rolling Stock and Parts                                                      862                   0.4
Hides, Leather, Travel Goods and Furs                                                 760                   0.3
Miscellaneous Articles; Works of Art                                                  723                   0.3
Footwear                                                                              699                   0.3
Other Textile and Clothing Articles                                                   539                   0.2
Ships, Boats and Floating Structures                                                  359                   0.2
Headgear, Umbrellas, Artificial Flowers                                               164                   0.1
Other Commodities(2)                                                                3,628                   1.6

Total Imports                                                                     233,586                 100.0
================================================================================================================
(1) Ontario Ministry of Economic Development and Trade definition of product groupings based on two-digit
    Harmonized System Codes. Data are customs based.
(2) Other Commodities includes trans-shipments from one province to another through a foreign jurisdiction and special transactions.
Source: Industry Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, International Merchandise Trade(1) by Major Region, 2006                                      Table 18
________________________________________________________________________________________________________________

                                                        Exports       Per Cent             Imports      Per Cent
                                                    ($ Millions)      of Total         ($ Millions)     of Total
                                              ___________________________________________________________________

United States                                           153,459           86.5             152,341          65.2
European Union                                           10,964            6.2              19,931           8.5
   Germany                                                  954            0.5               5,150           2.2
   United Kingdom                                         5,878            3.3               3,360           1.4
   Italy                                                    343            0.2               2,284           1.0
   France                                                 1,000            0.6               1,928           0.8
   Ireland                                                  146            0.1               1,701           0.7
Other Europe                                              2,615            1.5               2,366           1.0
Asia Pacific                                              5,527            3.1              38,822          16.6
   China(2)                                               1,840            1.0              18,020           7.7
   Japan                                                  1,085            0.6               8,501           3.6
Latin America                                             2,953            1.7              16,448           7.0
   Mexico                                                 1,967            1.1              12,176           5.2
Caribbean                                                   435            0.2                 189           0.1
Middle East                                                 822            0.5                 976           0.4
Africa                                                      590            0.3                 699           0.3
Re-imports (Canada)                                           -            0.0               1,814           0.8

Total                                                   177,365          100.0             233,586         100.0
================================================================================================================
(1) Data are customs based and do not include re-exports.
(2) Chinese economic area: China, Hong Kong and Mongolia.
Source: Industry Canada.
________________________________________________________________________________________________________________

================================================================================================================
Canada, International Merchandise Trade(1) by Major Region, 2006                                       Table 19
________________________________________________________________________________________________________________

                                                      Exports         Per Cent          Imports        Per Cent
                                                  ($ Millions)        of Total      ($ Millions)       of Total
                                               _________________________________________________________________

United States                                         336,707             81.9          217,638            54.9
European Union                                         26,405              6.4           49,278            12.4
   Germany                                              3,482              0.8           11,128             2.8
   United Kingdom                                       9,219              2.2           10,847             2.7
   Italy                                                1,806              0.4            4,918             1.2
   France                                               2,417              0.6            5,186             1.3
   Ireland                                                347              0.1            2,556             0.6
Other Europe                                            4,162              1.0            9,382             2.4
Asia Pacific                                           29,569              7.2           74,122            18.7
   China(2)                                             8,500              2.1           35,194             8.9
   Japan                                                9,221              2.2           15,327             3.9
Latin America                                           7,905              1.9           27,317             6.9
   Mexico                                               4,031              1.0           16,009             4.0
Caribbean                                               1,244              0.3            1,776             0.4
Middle East                                             2,966              0.7            5,330             1.3
Africa                                                  2,347              0.6            8,422             2.1
Re-imports (Canada)                                         -              0.0            3,362             0.8

Total                                                 411,305            100.0          396,626           100.0
================================================================================================================
(1) Data are customs based and do not include re-exports.
(2) Chinese economic area: China, Hong Kong and Mongolia.
Source: Industry Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Selected Demographic Characteristics, 1991-2007(1)                                            Table 20
________________________________________________________________________________________________________________
                         Intercensal
                          Estimates                              Postcensal Estimates(2)
                      __________________________________________________________________________________________

                          1991      1996      2001      2002       2003      2004      2005      2006      2007
                      __________________________________________________________________________________________

 Total Population       10,428    11,083    11,898    12,102     12,263    12,420    12,565    12,705    12,804
 (000s)
 Annual Average            2.0       1.2       1.4       1.7        1.3       1.3       1.2       1.1       0.8
 Growth Over
 Preceding Year
 Shown (%)
Median Age (Years)        33.3      35.0      36.7      37.0       37.4      37.7      37.9      38.2        NA

Age Group Shares (%)
0-4                        7.0       6.8       6.0       5.8        5.6       5.5       5.4       5.3        NA
5-14                      13.1      13.5      13.5      13.4       13.2      13.0      12.8      12.5        NA
15-24                     14.5      13.2      13.4      13.4       13.5      13.5      13.6      13.6        NA
25-44                     34.2      32.9      31.5      31.3       30.9      30.6      30.3      29.9        NA
45-64                     19.6      21.3      23.2      23.6       24.1      24.6      25.2      25.8        NA
65-74                      7.0       7.3       7.0       6.9        6.9       6.8       6.8       6.8        NA
75+                        4.6       5.0       5.6       5.7        5.8       5.9       6.0       6.1        NA
Total Fertility            1.7       1.6       1.5       1.5        1.5       1.5       1.5        NA        NA
Rate(3)

Life Expectancy at Birth (Years)(3)
Female                    80.8      81.3      82.2      82.2       82.4      82.7        NA        NA        NA
Male                      75.0      75.9      77.5      77.7       77.8      78.3        NA        NA        NA
Families (000s)(4)       2,727     2,933     3,191        NA         NA        NA        NA     3,422        NA
 Households (000s)(4)    3,638     3,925     4,219        NA         NA        NA        NA     4,555        NA
================================================================================================================
(1) Population figures are for July 1 (Census year).
(2) Estimates by Statistics Canada based on the 2001 Census adjusted for net Census undercoverage.
(3) Calendar-year data.
(4) Families and households are Census data.
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Components of Population Growth, 1997-98 to 2006-07(1)                                        Table 21
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                               _________________________________________________________________

                                                   1997-98       1998-99      1999-00      2000-01      2001-02
                                               _________________________________________________________________

Population at Beginning of Period                   11,228        11,367       11,506       11,685       11,898
   Births                                              133           131          131          128          129
   Deaths                                               80            80           81           81           81
   Immigrants                                          106            92          117          150          153
   Net Emigrants(2)                                     26            24           24           23           19
   Net Change in Non-permanent Residents               (3)             6           16           21           17
   Interprovincial Arrivals                             75            73           79           75           70
   Interprovincial Departures                           66            56           57           56           65
   Population Growth During Period                     139           139          179          212          204
Population at End of Period(3)                      11,367        11,506       11,685       11,898       12,102
Population Growth (%)                                  1.2           1.2          1.6          1.8          1.7
________________________________________________________________________________________________________________
Table 21 (continued)                                                                                (Thousands)
________________________________________________________________________________________________________________

                                                   2002-03       2003-04      2004-05      2005-06      2006-07
                                               _________________________________________________________________

Population at Beginning of Period                   12,102        12,263       12,420       12,565       12,705
   Births                                              129           133          133          134          134
   Deaths                                               83            84           84           87           90
   Immigrants                                          110           128          130          133          115
   Net Emigrants(2)                                     18            17           20           20           21
   Net Change in Non-permanent Residents                22             5          (1)          (2)          (5)
   Interprovincial Arrivals                             64            57           59           56           71
   Interprovincial Departures                           64            64           71           73          108
   Population Growth During Period                     161           158          145          140           99
Population at End of Period(3)                      12,263        12,420       12,565       12,705       12,804
Population Growth (%)                                  1.3           1.3          1.2          1.1          0.8
================================================================================================================
(1) Data are from July 1 to June 30 (Census year).
(2) Net Emigrants = Emigrants plus net temporary emigrants minus returning emigrants.
(3) The sum of the components does not equal the total change in population due to residual deviation.
Source: Statistics Canada. Estimates based on the 2001 Census adjusted for net Census undercoverage.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Labour Force, 1993-2006                                                                       Table 22
________________________________________________________________________________________________________________

                                                1993      1994      1995      1996     1997       1998     1999
                                            ____________________________________________________________________

Labour Force (000s)                            5,544     5,548     5,589     5,680    5,776      5,877    6,018
Annual Labour Force Growth (%)                   0.3       0.1       0.7       1.6      1.7        1.7      2.4
Participation Rate (%)
   Male                                         74.3      73.4      72.7      72.6     72.8       72.5     73.1
   Female                                       59.4      58.8      58.6      58.9     59.0       59.6     60.3
Share of Labour Force (%)
   Youth (15-24)                                17.3      16.8      16.4      16.2     15.9       15.8     16.1
   Older Workers (45+)                          28.1      28.8      29.1      29.5     30.2       30.7     31.4
________________________________________________________________________________________________________________
Table 22 (continued)
________________________________________________________________________________________________________________
                                                2000      2001      2002      2003     2004       2005     2006
                                            ____________________________________________________________________

Labour Force (000s)                            6,173     6,327     6,494     6,676    6,775      6,849    6,927
Annual Labour Force Growth (%)                   2.6       2.5       2.6       2.8      1.5        1.1      1.1
Participation Rate (%)
   Male                                         73.3      73.4      73.6      74.3     74.1       73.5     72.8
   Female                                       61.0      61.4      62.0      63.0     63.0       62.7     62.9
Share of Labour Force (%)
   Youth (15-24)                                16.4      16.3      16.4      16.3     16.2       15.9     15.9
   Older Workers (45+)                          32.0      32.6      33.4      34.7     35.4       36.1     37.1
================================================================================================================
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment, 1993-2006                                                                         Table 23
________________________________________________________________________________________________________________

                                                          1993    1994    1995     1996    1997    1998    1999
                                                        ________________________________________________________

Total Employment (000s)                                  4,938   5,014   5,100    5,167   5,291   5,453   5,637
   Male                                                  2,673   2,714   2,761    2,791   2,870   2,936   3,035
   Female                                                2,265   2,300   2,339    2,376   2,421   2,518   2,602
Annual Employment Growth (%)                               0.1     1.5     1.7      1.3     2.4     3.1     3.4
Net Job Creation (000s)                                      5      76      86       67     124     162     183
Private-sector Employment (000s)                         3,200   3,262   3,375    3,440   3,508   3,649   3,784
Public-sector Employment (000s)                          1,027   1,028   1,003      977     938     938     962
Self-employment (000s)                                     711     724     723      750     845     867     891
Manufacturing Employment
   (% of total)                                           16.6    16.8    17.2     17.6    17.7    18.0    18.4
Services Employment
   (% of total)                                           73.7    73.8    73.6     73.5    73.5    73.3    72.8
Part-time (% of total)                                    19.5    19.0    18.7     19.2    19.2    18.7    18.0
Average Hours Worked Per Week(1)                          37.2    37.6    37.3     37.6    37.8    37.8    38.0

________________________________________________________________________________________________________________
Table 23 (continued)
________________________________________________________________________________________________________________

                                                          2000    2001    2002     2003    2004    2005    2006
                                                        ________________________________________________________

Total Employment (000s)                                  5,817   5,926   6,031    6,213   6,317   6,398   6,493
   Male                                                  3,125   3,167   3,209    3,301   3,349   3,390   3,418
   Female                                                2,692   2,759   2,822    2,912   2,967   3,008   3,074
Annual Employment Growth (%)                               3.2     1.9     1.8      3.0     1.7     1.3     1.5
Net Job Creation (000s)                                    180     109     105      182     103      81      95
Private-sector Employment (000s)                         3,930   4,052   4,116    4,249   4,278   4,330   4,388
Public-sector Employment (000s)                            994   1,002   1,038    1,050   1,107   1,140   1,170
Self-employment (000s)                                     894     873     878      914     932     928     935
Manufacturing Employment
   (% of total)                                           18.5    18.0    18.1     17.6    17.4    16.6    15.5
Services Employment
   (% of total)                                           72.9    73.4    73.4     73.8    74.1    74.4    75.3
Part-time (% of total)                                    18.0    17.8    18.3     18.5    18.1    18.1    17.7
Average Hours Worked Per Week(1)                          38.0    37.5    37.3     36.6    37.1    37.3    36.9
================================================================================================================
(1) Average actual hours worked per week at all jobs, excluding persons not at work, in reference week.
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Unemployment, 1993-2006                                                                       Table 24
________________________________________________________________________________________________________________

                                                  1993     1994      1995      1996     1997      1998     1999
                                               _________________________________________________________________

Total Unemployment (000s)                          605      535       489       513      485       424      382
Unemployment Rate (%)                             10.9      9.6       8.7       9.0      8.4       7.2      6.3
   Male                                           11.5     10.0       8.9       9.0      8.1       7.2      6.2
   Female                                         10.2      9.2       8.6       9.1      8.7       7.3      6.5
   Toronto CMA(1)                                 11.3     10.4       8.6       9.1      7.9       7.0      6.1
   Northern Ontario                               12.7     11.7      10.0      10.7     10.4      11.1      9.1
   Youth (15-24)                                  17.7     15.7      14.7      14.9     16.4      14.5     13.2
   Older Workers (45+)                             7.7      7.1       6.5       6.4      5.9       5.3      4.2
Share of Total Unemployment (%)
   Long-term Unemployed (27 weeks+)               33.5     32.6      29.5      28.2     25.5      21.9     19.1
   Youth (15-24)                                  28.1     27.5      27.7      26.8     31.0      31.6     33.7
   Older Workers (45+)                            19.7     21.2      21.6      20.8     21.4      22.6     20.8
Average Duration (weeks)(2)                       26.9     27.7      25.9      24.8     26.5      23.2     21.3
   Youth (15-24)                                  18.3     17.9      16.3      15.4     13.8      12.8     11.6
   Older Workers (45+)                            34.0     34.9      33.4      31.0     42.2      39.0     34.2
________________________________________________________________________________________________________________
Table 24 (continued)
________________________________________________________________________________________________________________

                                                  2000     2001      2002      2003     2004      2005     2006
                                               _________________________________________________________________

Total Unemployment (000s)                          356      401       462       463      459       451      435
Unemployment Rate (%)                              5.8      6.3       7.1       6.9      6.8       6.6      6.3
   Male                                            5.6      6.5       7.4       7.1      6.9       6.6      6.4
   Female                                          6.0      6.2       6.8       6.8      6.6       6.5      6.2
   Toronto CMA(1)                                  5.5      6.3       7.4       7.7      7.5       7.0      6.6
   Northern Ontario                                8.3      8.0       8.1       7.4      7.8       7.0      7.4
   Youth (15-24)                                  11.9     12.5      13.9      14.4     14.1      13.9     13.1
   Older Workers (45+)                             4.0      4.4       4.7       4.7      4.5       4.7      4.3
Share of Total Unemployment (%)
   Long-term Unemployed (27 weeks+)               15.4     12.8      15.5      16.2     15.6      15.1     14.3
   Youth (15-24)                                  33.7     32.2      32.1      33.9     33.9      33.5     33.3
   Older Workers (45+)                            22.4     22.9      22.0      23.5     23.4      25.9     25.4
Average Duration (weeks)(2)                       17.7     15.3      16.3      17.0     16.1      16.1     15.8
   Youth (15-24)                                   9.8      8.6       9.4       9.4      8.8       8.7      8.7
   Older Workers (45+)                            28.4     25.6      24.4      27.2     24.3      23.9     23.7
================================================================================================================
(1) CMA is Census Metropolitan Area. Toronto CMA includes the city of Toronto; the regions of York, Peel and
    Halton (excluding Burlington); Uxbridge, Pickering, Ajax, Mono, Orangeville, New Tecumseth and Bradford West
    Gwillimbury.
(2) Prior to 1997, unemployment of 100 or more weeks was recorded as 99 due to data processing limitations.
    This restriction was removed for data after 1996.
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment Insurance (EI) and Social Assistance, 1993-2006                                    Table 25
________________________________________________________________________________________________________________

                                              1993         1994     1995        1996     1997     1998     1999
                                        ________________________________________________________________________

EI Regular Beneficiaries (000s)                294          228      181         180      151      131      110
EI Maximum Annual Insurable Earnings        38,740       40,560   42,380      39,000   39,000   39,000   39,000
   ($)
EI Maximum Weekly Benefit ($)           447/425(1)   445/429(1)      448  465/413(1)      413      413      413
EI Premium Rate
   Employer                                   4.20         4.30     4.20        4.13     4.06     3.78     3.57
   ($/$100 Insurable Earnings)
   Employee                                   3.00         3.07     3.00        2.95     2.90     2.70     2.55
   ($/$100 Insurable Earnings)
EI Total Benefits Paid ($ millions)(2)       5,406        4,511    3,796       3,653    3,436    3,141    3,051
EI Contributions ($ millions)(2)             7,567        8,067    7,929       7,582    8,173    7,679    7,614
Social Assistance Caseload (000s)(4)           660          673      660         599      568      529      479

________________________________________________________________________________________________________________
Table 25 (continued)
________________________________________________________________________________________________________________

                                              2000         2001     2002        2003     2004     2005     2006
                                        ________________________________________________________________________

EI Regular Beneficiaries (000s)                101          122      136         142      136      132      129
EI Maximum Annual Insurable Earnings        39,000       39,000   39,000      39,000   39,000   39,000   39,000
   ($)
EI Maximum Weekly Benefit ($)                  413          413      413         413      413      413      413
EI Premium Rate
   Employer                                   3.36         3.15     3.08        2.94     2.77     2.73     2.62
   ($/$100 Insurable Earnings)
   Employee                                   2.40         2.25     2.20        2.10     1.98     1.95     1.87
   ($/$100 Insurable Earnings)
EI Total Benefits Paid                       2,787        3,524    4,328       4,342    4,429    4,325    4,421
   ($ millions)(2)
EI Contributions ($ millions)(2)             7,671        7,477    7,384       7,282    6,913    7,108  6,332(3)
Social Assistance Caseload (000s)(4)           436          408      411         413      418      431      443
================================================================================================================
(1) EI maximum weekly benefits for 1993, 1994 and 1996 were changed in-year.
(2) EI benefits are paid on a cash basis; contributions are paid on an accrual basis.
(3) EI contributions for 2006 are Ontario Ministry of Finance estimates.
(4) The number of social assistance cases from 1998 to 2006 includes recipients of the Ontario Works program, the Ontario Disability Support Program, Temporary Care Assistance and the Assistance for Children with Severe
    Disabilities program. The Ontario Works Act was proclaimed in May 1998 and replaced the General Welfare Act.
    The Ontario Disability Support Program Act was proclaimed in June 1998.
Sources: Statistics Canada, Human Resources and Social Development Canada, Department of Finance Canada,
        Ontario Ministry of Finance and Ontario Ministry of Community and Social Services.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Labour Compensation, 1993-2006                                                                Table 26
________________________________________________________________________________________________________________

                                                  1993      1994     1995      1996     1997      1998     1999
                                               _________________________________________________________________

Average Weekly Earnings ($)(1)                  612.33    628.16   634.17    649.55   663.73    672.67   683.70
   Increase (%)                                    2.3       2.6      1.0       2.4      2.2       1.3      1.6
CPI Inflation (%)                                  1.8       0.0      2.5       1.6      1.8       0.9      2.0
AWE Increase Less CPI Inflation (%)                0.5       2.6     (1.5)      0.8      0.4       0.4     (0.4)
AWE - Manufacturing ($)                         739.20    761.95   770.80    794.09   821.28    841.78   852.13
   Increase (%)                                    3.2       3.1      1.2       3.0      3.4       2.5      1.2
   Increase Less CPI Inflation (%)                 1.4       3.1     (1.3)      1.4      1.6       1.6     (0.8)
Wage Settlement Increases (%)(2)
   All Sectors                                     1.0       0.4      1.0       1.1      1.6       1.6      2.1
   Public                                          0.5       0.1      0.2       0.3      0.7       1.3      1.4
   Private                                         1.9       1.1      1.7       2.2      3.3       2.1      3.1
Person Days Lost Due to Strikes and
   Lockouts (000s)                                 371       488      477     1,915    1,904     1,061      651
Minimum Wage at Year-end ($/hour)                 6.35      6.70     6.85      6.85     6.85      6.85     6.85

________________________________________________________________________________________________________________
Table 26 (continued)
________________________________________________________________________________________________________________

                                                  2000      2001     2002      2003     2004      2005     2006
                                               _________________________________________________________________

Average Weekly Earnings ($)(1)                  700.12    709.37   722.97    731.07   743.43    764.52   782.02
   Increase (%)                                    2.4       1.3      1.9       1.1      1.7       2.8      2.3
CPI Inflation (%)                                  2.9       3.0      2.0       2.7      1.9       2.2      1.8
AWE Increase Less CPI Inflation (%)              (0.5)     (1.7)    (0.1)     (1.6)    (0.2)       0.6      0.5
AWE - Manufacturing ($)                         869.40    884.38   909.22    918.82   935.25    955.16   970.15
   Increase (%)                                    2.0       1.7      2.8       1.1      1.8       2.1      1.6
   Increase Less CPI Inflation (%)                (0.9)     (1.3)     0.8      (1.6)    (0.1)     (0.1)    (0.2)
Wage Settlement Increases (%)(2)
   All Sectors                                     2.6       3.0      3.0       3.1      2.9       2.7      2.5
   Public                                          2.7       2.9      2.9       3.5      3.2       2.7      3.0
   Private                                         2.4       3.0      3.0       1.9      2.7       2.4      1.8
Person Days Lost Due to Strikes and
         Lockouts (000s)                           650       672    1,511       495      487       403      395
Minimum Wage at Year-end ($/hour)                 6.85      6.85     6.85      6.85     7.15      7.45     7.75
================================================================================================================
(1) Average Weekly Earnings (AWE) includes overtime. In 2001, Statistics Canada changed its estimates of AWE from the 1980 Standard Industrial Classification (SIC) to the North American Industry Classification System
    (NAICS).
(2) Wage settlement increases are for collective agreements covering 200 or more employees, Ontario Ministry of Labour.
Sources: Statistics Canada, Ontario Ministry of Labour and Ontario Ministry of Finance.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment by Occupation, 1995-2006                                                           Table 27
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                                ________________________________________________________________

                                                     1995       1996       1997       1998       1999      2000
                                                ________________________________________________________________

Management                                            544        535        546        550        546       562
Business, Finance and Administrative                  982        981        974      1,010      1,031     1,056
Natural and Applied Sciences                          304        295        327        354        398       427
Health                                                258        253        267        264        272       280
 Social Science, Education, Government                398        400        403        422        442       453
   Service and Religion
Art, Culture, Recreation and Sport                    142        149        149        156        169       172
Sales and Service                                   1,152      1,185      1,199      1,237      1,281     1,342
Trades, Transport and Equipment Operators             756        769        808        825        820       835
Primary Industry                                      142        141        143        138        152       142
Processing, Manufacturing and Utilities               423        459        477        496        526       548
Total                                               5,100      5,167      5,291      5,453      5,637     5,817
________________________________________________________________________________________________________________
Table 27 (continued)                                                                                 (Thousands)
________________________________________________________________________________________________________________

                                                     2001       2002       2003       2004       2005      2006
                                                ________________________________________________________________

Management                                            551        562        587        620        625       660
Business, Finance and Administrative                1,115      1,119      1,149      1,203      1,176     1,225
Natural and Applied Sciences                          455        445        448        437        470       469
Health                                                291        321        332        345        346       356
 Social Science, Education, Government                468        472        474        476        544       547
   Service and Religion
Art, Culture, Recreation and Sport                    183        177        188        200        199       199
Sales and Service                                   1,359      1,393      1,457      1,435      1,448     1,479
 Trades, Transport and Equipment Operators            850        867        890        899        910       912
Primary Industry                                      130        123        131        134        143       158
Processing, Manufacturing and Utilities               524        552        558        568        537       489
Total                                               5,926      6,031      6,213      6,317      6,398     6,493
================================================================================================================
Note: Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Distribution of Employment by Occupation, 1995-2006                                           Table 28
________________________________________________________________________________________________________________
                                                                                                      (Per Cent)
                                              __________________________________________________________________

                                                    1995       1996       1997       1998       1999       2000
                                              __________________________________________________________________

Management                                          10.7       10.4       10.3       10.1        9.7        9.7
Business, Finance and Administrative                19.2       19.0       18.4       18.5       18.3       18.1
Natural and Applied Sciences                         6.0        5.7        6.2        6.5        7.1        7.3
Health                                               5.1        4.9        5.1        4.8        4.8        4.8
 Social Science, Education, Government               7.8        7.7        7.6        7.7        7.8        7.8
   Service and Religion
Art, Culture, Recreation and Sport                   2.8        2.9        2.8        2.9        3.0        3.0
Sales and Service                                   22.6       22.9       22.7       22.7       22.7       23.1
 Trades, Transport and Equipment Operators          14.8       14.9       15.3       15.1       14.5       14.4
Primary Industry                                     2.8        2.7        2.7        2.5        2.7        2.4
Processing, Manufacturing and Utilities              8.3        8.9        9.0        9.1        9.3        9.4
Total                                              100.0      100.0      100.0      100.0      100.0      100.0

________________________________________________________________________________________________________________
Table 28 (continued)                                                                                  (Per Cent)
________________________________________________________________________________________________________________

                                                     2001       2002       2003       2004       2005      2006
                                              __________________________________________________________________

Management                                            9.3        9.3        9.4        9.8        9.8      10.2
Business, Finance and Administrative                 18.8       18.6       18.5       19.0       18.4      18.9
Natural and Applied Sciences                          7.7        7.4        7.2        6.9        7.3       7.2
Health                                                4.9        5.3        5.3        5.5        5.4       5.5
Social Science, Education, Government Service         7.9        7.8        7.6        7.5        8.5       8.4
   and Religion
Art, Culture, Recreation and Sport                    3.1        2.9        3.0        3.2        3.1       3.1
Sales and Service                                    22.9       23.1       23.5       22.7       22.6      22.8
 Trades, Transport and Equipment Operators           14.3       14.4       14.3       14.2       14.2      14.1
Primary Industry                                      2.2        2.0        2.1        2.1        2.2       2.4
Processing, Manufacturing and Utilities               8.8        9.1        9.0        9.0        8.4       7.5
Total                                               100.0      100.0      100.0      100.0      100.0     100.0
================================================================================================================
Note: Occupational groupings based on National Occupational Classification for Statistics (NOC-S) 2001.
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment by Industry, 1997-2006                                                             Table 29
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                                            ____________________________________________________

                                                                 1997      1998       1999       2000      2001
                                                            ____________________________________________________

Goods Producing Industries                                      1,404     1,457      1,533      1,576     1,575
Primary Industries                                                141       143        152        133       119
Agriculture                                                       100       105        114         98        84
Manufacturing                                                     935       981      1,035      1,075     1,068
Construction                                                      280       285        298        323       336
Utilities                                                          48        48         49         46        51
Services Producing Industries                                   3,887     3,996      4,103      4,241     4,352
Trade                                                             791       799        838        877       928
Transportation and Warehousing                                    249       261        259        273       275
Finance, Insurance, Real Estate and Leasing                       371       370        378        379       389
Professional, Scientific and Technical Services                   347       371        393        415       437
Business, Building and Other Support                              195       208        222        242       241
Educational Services                                              342       345        363        367       358
Health Care and Social Assistance                                 496       518        515        541       559
Information, Culture and Recreation                               248       244        258        282       303
Accommodation and Food Services                                   318       335        337        337       331
Public Administration                                             279       284        286        281       283
Other Services                                                    252       263        254        248       248
Total Employment                                                5,291     5,453      5,637      5,817     5,926
================================================================================================================

================================================================================================================
Table 29 (continued): Ontario, Employment by Industry, 1997-2006
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                                            ____________________________________________________

                                                                 2002      2003       2004       2005      2006
                                                            ____________________________________________________

Goods Producing Industries                                      1,603     1,630      1,639      1,637     1,601
Primary Industries                                                112       113        113        128       139
 Agriculture                                                       77        82         79         93       100
Manufacturing                                                   1,094     1,093      1,100      1,064     1,007
Construction                                                      345       369        368        395       405
Utilities                                                          53        55         58         50        49
Services Producing Industries                                   4,428     4,584      4,678      4,761     4,892
Trade                                                             923       945        970        995     1,016
Transportation and Warehousing                                    279       290        295        289       296
Finance, Insurance, Real Estate and Leasing                       393       415        436        452       477
Professional, Scientific and Technical Services                   436       449        441        443       454
Business, Building and Other Support                              247       264        278        283       296
Educational Services                                              369       376        390        428       445
Health Care and Social Assistance                                 582       612        635        626       638
Information, Culture and Recreation                               298       289        303        301       320
Accommodation and Food Services                                   361       370        366        364       373
Public Administration                                             293       310        312        322       315
Other Services                                                    247       264        254        257       264
Total Employment                                                6,031     6,213      6,317      6,398     6,493
================================================================================================================
Note: Industrial groupings based on North American Industry Classification System (NAICS).
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Growth in Employment by Industry, 1997-2006                                                   Table 30
________________________________________________________________________________________________________________
                                                                                               (Per Cent Change)
                                                                ________________________________________________

                                                                    1997      1998      1999      2000     2001
                                                                ________________________________________________

Goods Producing Industries                                           2.6       3.8       5.2       2.8     (0.1)
Primary Industries                                                  (5.9)      1.6       5.9     (12.5)   (10.0)
Agriculture                                                         (3.0)      5.0       8.1     (13.6)   (14.7)
Manufacturing                                                        3.1       4.8       5.6       3.8     (0.6)
Construction                                                         7.4       1.9       4.3       8.4      4.2
Utilities                                                           (5.0)      0.2       1.9      (5.7)    11.0
Services Producing Industries                                        2.3       2.8       2.7       3.4      2.6
Trade                                                                2.1       1.1       4.8       4.7      5.9
Transportation and Warehousing                                       1.6       4.8      (0.5)      5.2      0.7
Finance, Insurance, Real Estate and Leasing                          0.7      (0.2)      2.2       0.2      2.6
Professional, Scientific and Technical Services                     11.1       6.7       5.9       5.6      5.5
Business, Building and Other Support                                 9.0       6.7       7.1       8.8     (0.4)
Educational Services                                                 0.4       0.8       5.2       1.0     (2.4)
Health Care and Social Assistance                                   (1.4)      4.5      (0.7)      5.1      3.4
Information, Culture and Recreation                                  5.6      (1.8)      5.9       9.2      7.3
Accommodation and Food Services                                      2.3       5.1       0.7       0.1     (1.9)
Public Administration                                               (3.2)      1.6       0.9      (1.8)     0.9
Other Services                                                       3.3       4.6      (3.3)     (2.4)    (0.3)
Total Employment                                                     2.4       3.1       3.4       3.2      1.9
================================================================================================================

================================================================================================================
Table 30 (continued): Ontario, Growth in Employment by Industry, 1997-2006
________________________________________________________________________________________________________________
                                                                                               (Per Cent Change)
                                                              __________________________________________________

                                                                   2002      2003       2004      2005     2006
                                                              __________________________________________________

Goods Producing Industries                                          1.8       1.7        0.6      (0.1)    (2.2)
Primary Industries                                                 (6.4)      1.0        0.2      13.2      8.8
Agriculture                                                        (8.4)      6.3       (3.2)     18.0      7.8
Manufacturing                                                       2.5      (0.1)       0.6      (3.3)    (5.3)
Construction                                                        2.4       7.1       (0.4)      7.4      2.6
Utilities                                                           3.1       3.0        7.2     (14.6)    (1.8)
Services Producing Industries                                       1.8       3.5        2.1       1.8      2.8
Trade                                                              (0.6)      2.4        2.6       2.6      2.1
Transportation and Warehousing                                      1.4       4.1        1.5      (1.8)     2.3
Finance, Insurance, Real Estate and Leasing                         1.1       5.6        5.0       3.8      5.5
Professional, Scientific and Technical Services                    (0.2)      2.8       (1.6)      0.5      2.3
Business, Building and Other Support                                2.5       7.0        5.0       1.8      4.7
Educational Services                                                3.2       1.8        3.7       9.8      3.8
Health Care and Social Assistance                                   4.0       5.1        3.8      (1.4)     1.9
Information, Culture and Recreation                                (1.5)     (3.0)       4.7      (0.8)     6.3
Accommodation and Food Services                                     9.2       2.4       (1.1)     (0.4)     2.4
Public Administration                                               3.5       5.6        0.9       3.3     (2.5)
Other Services                                                     (0.3)      7.1       (4.1)      1.3      2.8
Total Employment                                                    1.8       3.0        1.7       1.3      1.5
================================================================================================================
Note: Industrial groupings based on North American Industry Classification System (NAICS).
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment Level by Economic Regions, 1996-2006                                               Table 31
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                                              __________________________________________________

                                                                 1996     1997    1998     1999    2000    2001
                                                              __________________________________________________

Ontario                                                         5,167    5,291   5,453    5,637   5,817   5,926
Region:*
East                                                              675      686     723      749     758     784
Ottawa (510)                                                      506      513     539      552     572     593
Kingston-Pembroke (515)                                           169      173     184      197     186     192
Greater Toronto Area (530)(1)                                   2,237    2,336   2,407    2,481   2,581   2,665
Central                                                         1,202    1,222   1,267    1,311   1,358   1,363
Muskoka-Kawarthas (520)                                           146      147     148      156     159     152
Kitchener-Waterloo-Barrie (540)                                   475      493     512      541     550     559
Hamilton-Niagara Peninsula (550)                                  580      582     607      614     649     651
Southwest                                                         697      702     711      741     760     755
London (560)                                                      278      282     285      298     307     305
Windsor-Sarnia (570)                                              278      276     284      293     302     302
Stratford-Bruce Peninsula (580)                                   141      144     142      149     152     148
North                                                             356      345     345      356     360     359
Northeast (590)                                                   246      240     241      246     249     251
Northwest (595)                                                   110      105     104      110     111     107
________________________________________________________________________________________________________________
Table 31 (continued)                                                                                 (Thousands)
________________________________________________________________________________________________________________

                                                                          2002    2003     2004    2005    2006
                                                                        _______________________________________

Ontario                                                                  6,031   6,213    6,317   6,398   6,493
Region:*
East                                                                       793     816      818     830     844
Ottawa (510)                                                               595     617      614     624     642
Kingston-Pembroke (515)                                                    199     199      204     205     202
Greater Toronto Area (530)(1)                                            2,721   2,799    2,854   2,912   2,947
Central                                                                  1,387   1,451    1,476   1,494   1,529
Muskoka-Kawarthas (520)                                                    155     175      180     170     181
Kitchener-Waterloo-Barrie (540)                                            579     597      611     637     655
Hamilton-Niagara Peninsula (550)                                           653     680      686     687     693
Southwest                                                                  765     775      801     797     812
London (560)                                                               307     317      330     328     331
Windsor-Sarnia (570)                                                       306     307      307     315     324
Stratford-Bruce Peninsula (580)                                            151     150      164     155     157
North                                                                      365     371      367     364     360
Northeast (590)                                                            251     254      255     256     256
Northwest (595)                                                            113     117      112     108     105
================================================================================================================
* Standard deviations vary significantly across regions, decreasing as the size of the region increases.
(1) Economic Region 530 closely matches the GTA, the main exception being that it excludes the city of Burlington.
Note: All figures are average annual employment levels.
Source: Statistics Canada
________________________________________________________________________________________________________________

================================================================================================================
Ontario, Employment Level by Industry for Economic Regions, 2006                                       Table 32
________________________________________________________________________________________________________________
                                                                                                     (Thousands)
                                       ________________________________________________________________________
                                         All Industries     Agriculture        Resources(1)       Manufacturing
                                       ________________________________________________________________________

Ontario                                           6,493             100                  39               1,007
Region:
East                                                844              14                   2                  83
Ottawa (510)                                        642               8                   -                  56
Kingston-Pembroke (515)                             202               6                   -                  27
Greater Toronto Area (530)                        2,947               8                   5                 448
Central                                           1,529              36                   5                 275
Muskoka-Kawarthas (520)                             181               5                   2                  24
Kitchener-Waterloo-Barrie (540)                     655              11                   2                 137
Hamilton-Niagara Peninsula (550)                    693              20                   2                 114
Southwest                                           812              38                   4                 166
London (560)                                        331              13                   -                  62
Windsor-Sarnia (570)                                324               9                   -                  76
Stratford-Bruce Peninsula (580)                     157              16                   3                  28
North                                               360               5                  23                  35
Northeast (590)                                     256               4                  18                  24
Northwest (595)                                     105               -                   5                  11
________________________________________________________________________________________________________________
Table 32 (continued)                                                                                 (Thousands)
________________________________________________________________________________________________________________
                                           Construction  Distributive(2)     Finance, Prof.    Info., Culture &
                                                                                 & Mgmt.(3)       Recreation(4)
                                       ________________________________________________________________________

Ontario                                             405             590               1,226                 320
Region:
East                                                 44              57                 148                  42
Ottawa (510)                                         32              39                 121                  35
Kingston-Pembroke (515)                              11              17                  27                   7
Greater Toronto Area (530)                          176             296                 697                 169
Central                                             114             137                 232                  67
Muskoka-Kawarthas (520)                              16              15                  23                   9
 Kitchener-Waterloo-Barrie (540)                     49              57                 101                  27
 Hamilton-Niagara Peninsula (550)                    49              65                 108                  31
Southwest                                            48              68                 109                  29
London (560)                                         18              27                  52                  13
Windsor-Sarnia (570)                                 18              25                  40                  12
Stratford-Bruce Peninsula (580)                      12              16                  16                   4
North                                                23              32                  41                  12
Northeast (590)                                      18              22                  29                   9
Northwest (595)                                       5              10                  12                   3
________________________________________________________________________________________________________________

================================================================================================================
Table 32 (continued)                                                                                 (Thousands)
________________________________________________________________________________________________________________
                                                       Retail Trade    Personal Services(5)           Education
                                              __________________________________________________________________

Ontario                                                         771                     637                 444
Region:
East                                                             97                      91                  62
Ottawa (510)                                                     72                      67                  42
Kingston-Pembroke (515)                                          24                      24                  19
Greater Toronto Area (530)                                      348                     269                 191
Central                                                         183                     160                 107
Muskoka-Kawarthas (520)                                          23                      22                  15
Kitchener-Waterloo-Barrie (540)                                  76                      68                  43
Hamilton-Niagara Peninsula (550)                                 84                      69                  50
Southwest                                                        97                      81                  54
London (560)                                                     37                      32                  27
Windsor-Sarnia (570)                                             39                      36                  20
Stratford-Bruce Peninsula (580)                                  21                      13                   7
North                                                            47                      36                  30
Northeast (590)                                                  33                      25                  20
Northwest (595)                                                  14                      11                   9

________________________________________________________________________________________________________________
Table 32 (continued)                                                                                 (Thousands)
________________________________________________________________________________________________________________
                                                      Health & Soc. Assistance            Public Administration
                                              __________________________________________________________________

Ontario                                                                    638                              314
Region:
East                                                                        92                              113
Ottawa (510)                                                                65                              102
Kingston-Pembroke (515)                                                     27                               11
Greater Toronto Area (530)                                                 246                               95
Central                                                                    154                               60
Muskoka-Kawarthas (520)                                                     20                                8
Kitchener-Waterloo-Barrie (540)                                             61                               24
Hamilton-Niagara Peninsula (550)                                            73                               28
Southwest                                                                   97                               21
London (560)                                                                41                                9
Windsor-Sarnia (570)                                                        39                                8
Stratford-Bruce Peninsula (580)                                             17                                4
North                                                                       50                               26
Northeast (590)                                                             35                               19
Northwest (595)                                                             15                                7
================================================================================================================
All figures are average annual employment levels.
Sub-regional figures may not add up to regional totals due to rounding.
Employment numbers under 1,500 are suppressed because they are statistically unreliable. See standard deviation and GTA note for Table 31.
Industrial groupings based on North American Industry Classification System (NAICS).
(1) Includes Forestry, Fishing, Mining, Oil and Gas.
(2) Includes Transportation and Warehousing, Utilities and Wholesale Trade.
(3) Includes Finance, Insurance, Real Estate and Leasing; Management of Companies, Administrative and
    Support Services; and Professional, Scientific and Technical Services.
(4) Includes industries such as Publishing, Motion Picture and Sound Recording, Broadcasting and
    Telecommunications, Information Services and Data Processing Services, Performing Arts, Spectator
    Sports and Related Industries, Heritage Institutions and Amusement, Gambling and Recreation.
(5) Includes Accommodation and Food Services and Other Services (such as Repair and Maintenance, Personal and Laundry, Religious, Grant-making, Civic, Professional and Similar Organizations).
Source: Statistics Canada.
________________________________________________________________________________________________________________

================================================================================================================
Ontario Economic Regions(1)                                                                            Table 33
________________________________________________________________________________________________________________

East
Ottawa (510)                             The united counties of Stormont, Dundas and Glengarry, Prescott and
                                         Russell, Leeds and Grenville, the county of Lanark and the Ottawa
                                         Division

Kingston-Pembroke (515)                  The counties of Lennox and Addington, Hastings, Renfrew and Frontenac
                                         and the Prince Edward Division

Central
Muskoka-Kawarthas (520)                  The counties of Northumberland, Peterborough, Haliburton, the Muskoka
                                         District Municipality and the Kawartha Lakes Division

Kitchener-Waterloo-Barrie (540)          The counties of Dufferin, Wellington and Simcoe and the Waterloo
                                         Regional Municipality

Hamilton-Niagara Peninsula (550)         The counties of Brant, Haldimand and Norfolk, the Niagara Regional
                                         Municipality, the Hamilton Division and the city of Burlington in the
                                         Halton Regional Municipality

Greater Toronto Area(2)
Toronto (530)                            Toronto Division, the regional municipalities of Durham, York, Peel and Halton (excluding the city of Burlington)
Southwest

London (560)                             The counties of Oxford, Elgin and Middlesex

Windsor-Sarnia (570)                     The counties of Lambton and Essex and the Chatham-Kent Division

Stratford-Bruce Peninsula (580)          The counties of Perth, Huron, Bruce and Grey

North
Northeast (590)                          The districts of Nipissing, Parry Sound, Manitoulin, Sudbury,
                                         Timiskaming, Cochrane, Algoma and the Greater Sudbury Division

Northwest (595)                          The districts of Thunder Bay, Rainy River and Kenora
================================================================================================================
(1) As defined by Statistics Canada, Standard Geographical Classification SGC 2001.
(2) Economic Region 530 closely matches the GTA, the main exception being that it excludes the city of
   Burlington.
________________________________________________________________________________________________________________

                                   ANNEX VII:
                               HOW TO PARTICIPATE
                                   IN THE 2008
                            PRE-BUDGET CONSULTATIONS
________________________________________________________________________________

HOW TO PARTICIPATE IN THE
2008 PRE-BUDGET CONSULTATIONS

The Minister of Finance will be hosting pre-budget consultations with individuals, organizations, associations and other stakeholders across the province as part of the government's ongoing dialogue with the citizens of
Ontario.

In particular, the Minister is interested in hearing Ontarians' views on what more the government can do to ensure a productive economy and better services for people.

Information on which communities and locations the Minister plans to visit will be posted at www.fin.gov.on.ca in December 2007. Individuals who wish to attend one of these consultations can call toll-free 1-800-263-7965 or 1-800-263-7776 TTY.

The information below describes how to participate in the 2008 pre-budget consultations.

SUBMISSIONS

Visit the Ministry of Finance website at www.fin.gov.on.ca to submit your ideas for the 2008 Budget. Click on the "Tell Us What You Think" item in the Hot
Topics menu and complete the form provided.

Submissions may also be e-mailed to submissions@ontario.ca, sent by fax to
416-325-0969 or mailed to: The Honourable Dwight Duncan, Minister of Finance,
c/o Budget Secretariat, Frost Building North, 3rd Floor, 95 Grosvenor Street,
Toronto, ON M7A 1Z1.